Filed Pursuant to Rule 424(b)(3)
Registration No. 333-205725

MERGER PROPOSAL – YOUR VOTE IS VERY IMPORTANT

Farmers National Banc Corp. (“Farmers”), FMNB Merger Subsidiary, LLC (“Merger Sub”) and Tri-State 1st Banc, Inc. (“TSOH”), have entered into an Agreement and Plan of Merger dated as of June 23, 2015 (the “Merger Agreement”), which provides for the merger of TSOH with and into Merger Sub, a newly-formed, wholly-owned subsidiary of Farmers (the “Merger”). Consummation of the Merger is subject to certain conditions, including, but not limited to, obtaining the requisite vote of the shareholders of TSOH and the approval of the Merger by various regulatory agencies.

Under the terms of the Merger Agreement, holders of TSOH common shares will be entitled to receive from Farmers, after the Merger is completed, merger consideration payable in the form of a combination of cash and Farmers common shares to be calculated as set forth in the Merger Agreement. At the effective time of the Merger, each TSOH common share will be converted into the right to receive either: (i) 1.747 Farmers common shares, or (ii) $14.20 in cash, subject to certain allocation procedures set forth in the Merger Agreement intended to ensure that 75% of the outstanding TSOH common shares are converted into the right to receive Farmers common shares and the remaining outstanding TSOH common shares are converted into the right to receive cash. Holders of TSOH Series A preferred shares that have not converted or validly elected to convert their Series A preferred shares into TSOH common shares by the effective time of the Merger will be entitled to receive from Farmers, after the Merger is completed, merger consideration of $13.60 in cash for each Series A preferred share. The aggregate Merger consideration to be paid to TSOH shareholders under the Merger Agreement is approximately $14.1 million, based on the volume weighted average stock price of $8.13 of Farmers as of June 19, 2015. See “SUMMARY – What TSOH shareholders will receive in the Merger.”

Farmers will not issue any fractional common shares in connection with the Merger. Instead, each holder of TSOH common shares who would otherwise be entitled to receive a fraction of a Farmers common share (after taking into account all TSOH common shares owned by such holder at the effective time of the Merger) will receive cash, without interest, in an amount equal to the Farmers fractional common share to which such holder would otherwise be entitled to multiplied by the volume-weighted average, rounded to the nearest one tenth of a cent, of the closing sale prices of Farmers common shares based on information reported by NASDAQ Stock Market (the “Nasdaq”) for the five (5) trading days immediately preceding the effective time.

TSOH will hold a special meeting of its common shareholders to vote on the adoption and approval of the Merger Agreement. The special meeting of TSOH’s common shareholders will be held at: 10:00 a.m., local time, on September 22, 2015, at TSOH’s offices located at 16924 St. Clair Avenue, East Liverpool, Ohio 43920.

At the special meeting, TSOH’s common shareholders will be asked to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The common shareholders will also be asked to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger. TSOH’s Series A preferred shareholders will not be entitled to vote at the special meeting.

This document is a proxy statement of TSOH that it is using to solicit proxies for use at the special meeting of common shareholders to vote on the Merger. It is also a prospectus relating to Farmers’ issuance of its common shares in connection with the Merger. This proxy statement/prospectus describes TSOH’s special meeting, the Merger proposal and other related matters.

The board of directors of TSOH has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommends that TSOH’s common shareholders vote “FOR” the adoption and approval of the Merger Agreement, and “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement.

Farmers’ common shares are traded on the Nasdaq under the symbol “FMNB.” On June 23, 2015, the date of execution of the Merger Agreement, the closing price of Farmers’ common shares was $8.20 per share. On August 14, 2015, the closing price of Farmers’ common shares was $8.12 per share. TSOH’s common shares are traded in the OTC Pink marketplace under the symbol “TSOH.” On June 23, 2015, the date of execution of the Merger Agreement, the closing price of TSOH’s common shares was $10.50. On August 14, 2015, the closing price of TSOH’s common shares was $14.00.

You are encouraged to read this document, including the materials incorporated by reference into this document, carefully. In particular, you should read the “Risk Factors” section beginning on page 21 for a discussion of the risks related to the Merger and owning Farmers common shares after the Merger.

Whether or not you plan to attend the special meeting, you are urged to vote by completing, signing and returning the enclosed proxy card in the enclosed postage-paid envelope.

If you are a TSOH common shareholder as of August 14, 2015, the record date, and you do not vote your shares in favor of the adoption and approval of the Merger Agreement, under the Ohio General Corporation Law (“OGCL”), you will have the right to demand the fair cash value for your TSOH common shares. To exercise your “dissenters’ rights,” you must adhere to the specific requirements of the OGCL; see “DISSENTERS’ RIGHTS” on page 30 of this proxy statement/prospectus and the complete text of the applicable sections of the OGCL attached to this proxy statement/prospectus as Annex A. No holder of Farmers common shares is entitled to exercise any rights of a dissenting shareholder under the OGCL.

Not voting by proxy or at the special meeting will have the same effect as voting against the adoption and approval of the Merger Agreement. We urge you to read carefully this proxy statement/prospectus, which contains a detailed description of the special meeting, the Merger proposal, Farmers’ common shares to be issued in the Merger and other related matters.

Sincerely, Stephen R. Sant President and Chief Executive Officer Tri-State 1st Banc, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Farmers common shares to be issued in the Merger or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the Merger described in this proxy statement/prospectus are not savings accounts, deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other federal or state governmental agency.

This proxy statement/prospectus is dated August 17, 2015, and it is first being mailed to TSOH common shareholders on or about August 19, 2015.

TRI-STATE 1ST BANC, INC.

16924 St. Clair Avenue

East Liverpool, Ohio 43920

Notice of Special Meeting of Shareholders

To be held on September 22, 2015

To the Shareholders of Tri-State 1st Banc, Inc.:

Notice is hereby given that a special meeting of the shareholders of Tri-State 1st Banc, Inc. (“TSOH”) will be held at 10:00 a.m., local time, on September 22, 2015, at TSOH’s offices located at 16924 St. Clair Avenue, East Liverpool, Ohio 43920, for the purpose of considering and voting on the following matters:

1.	A proposal to adopt and approve the Agreement and Plan of Merger dated as of June 23, 2015, by and among TSOH, Farmers National Banc Corp. and FMNB Merger Subsidiary, LLC;

2.	A proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to adopt and approve the Agreement and Plan of Merger; and

3.	Any other business which properly comes before the special meeting or any adjournment or postponement of the special meeting. The board of directors of TSOH is unaware of any other business to be transacted at the special meeting.

Holders of record of TSOH common shares at the close of business on August 14, 2015, the record date, are entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting. The affirmative vote of the holders of at least two-thirds of TSOH’s common shares is required to adopt and approve the Agreement and Plan of Merger.

A proxy statement/prospectus and proxy card for the special meeting are enclosed. A copy of the Agreement and Plan of Merger is attached as Annex B to the proxy statement/prospectus.

Your vote is very important, regardless of the number of TSOH common shares you own. Please vote as soon as possible to ensure that your common shares are represented at the special meeting. If you are a holder of record, you may cast your vote in person at the special meeting or, to ensure that your TSOH common shares are represented at the special meeting, you may vote your shares by completing, signing and returning the enclosed proxy card. If your shares are held in a stock brokerage account or by a bank or other nominee (in “street name”), please follow the voting instructions provided by your broker, bank or nominee.

The TSOH board of directors recommends that you vote (1) “FOR” the adoption and approval of the Agreement and Plan of Merger, and (2) “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.

By Order of the Board of Directors,

Stephen R. Sant

President and Chief Executive Officer

Tri-State 1st Banc, Inc.

August 17, 2015

WHERE YOU CAN FIND MORE INFORMATION

Farmers is a publicly traded company that files annual, quarterly and other reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”). You may read or obtain copies of these documents by mail from the public reference room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 for further information on the public reference room. Farmers also files reports and other information with the SEC electronically, and the SEC maintains a web site located at www.sec.gov containing this information. Certain information filed by Farmers with the SEC is also available, without charge, through Farmers’ website at www.farmersbankgroup.com under the “Investor Relations” section. Certain information regarding TSOH is available, without charge, through TSOH’s website at www.1stncb.com under the “Investors” section.

Farmers has filed with the SEC a registration statement on Form S-4 to register its common shares to be issued to TSOH shareholders as part of the merger consideration. This document is a part of that registration statement. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and request a copy of the registration statement, including any amendments, schedules and exhibits at the addresses set forth below. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This proxy statement/prospectus incorporates by reference important business and financial information about Farmers from documents filed with or furnished to the SEC, that are not included in or delivered with this proxy statement/prospectus. See “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” on page 69. These documents are available, without charge, to you upon written or oral request at the address and telephone number listed below:

Farmers National Banc Corp.

20 South Broad Street

Canfield, Ohio 44406

Attention: Investor Relations

(330) 533-3341

To obtain timely delivery of these documents, you must request the information no later than September 15, 2015, in order to receive them before the special meeting.

Farmers’ common shares are traded on the Nasdaq under the symbol “FMNB.” TSOH’s common shares are traded in the OTC Pink marketplace under the symbol “TSOH.”

Neither Farmers nor TSOH has authorized anyone to provide you with any information other than the information included in this document and documents which are incorporated by reference. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this document and the documents incorporated by reference are accurate only as of their respective dates. Each of Farmers’ and TSOH’s business, financial condition, results of operations and prospects may have changed since those dates.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

AND THE SPECIAL MEETING

The following are answers to certain questions that you may have regarding the special meeting. You are urged to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document.

Q:	Why am I receiving this proxy statement/prospectus?

A:	You are receiving this proxy statement/prospectus because Farmers National Banc Corp. (“Farmers”), FMNB Merger Subsidiary, LLC (“Merger Sub”) and Tri-State 1st Banc, Inc. (“TSOH”) have agreed to merge under the terms of an Agreement and Plan of Merger dated as of June 23, 2015 (the “Merger Agreement”), attached to this proxy statement/prospectus as Annex B. Pursuant to the terms of the Merger Agreement, TSOH will merge with and into Merger Sub, with Merger Sub as the surviving entity (the “Merger”). In order to complete the Merger, the common shareholders of TSOH must vote to approve and adopt the Merger Agreement. Following the Merger, Merger Sub will be dissolved and liquidated, and 1st National Community Bank, a national banking association and wholly-owned subsidiary of TSOH (“1st National”), will merge with and into The Farmers National Bank of Canfield, a national banking association and wholly-owned subsidiary of Farmers (“Farmers Bank”), with Farmers Bank being the surviving entity.

This proxy statement/prospectus contains important information about the Merger and the special meetings of the common shareholders of TSOH, and you should read it carefully. The enclosed voting materials allow you to vote your TSOH common shares without attending the special meeting.

Q:	What will TSOH shareholders receive in the Merger?

A:	TSOH common shareholders will receive a combination of cash and Farmers common shares in the Merger. At the effective time of the Merger, each TSOH common share will be converted into the right to receive either:

•	1.747 Farmers common shares, or

•	$14.20 in cash, subject to certain allocation procedures set forth in the Merger Agreement that are intended to ensure that 75% of the outstanding TSOH common shares are converted into the right to receive Farmers common shares and the remaining outstanding TSOH common shares are converted into the right to receive cash.

Each TSOH Series A preferred share that has not been converted into TSOH commons shares will be converted into the right to receive $13.60 in cash in the Merger.

On June 23, 2015, which was the date of the public announcement of the proposed Merger, the closing price for Farmers common shares was $8.20, which, after giving effect to the 1.747 exchange ratio, had an implied value of approximately $14.33 per share of TSOH. Based on this price with respect to the stock consideration, and the cash consideration of $14.20 per share, upon completion of the Merger, a TSOH shareholder who receives stock for 75% of his or her common shares and receives cash for 25% of his or her common shares would receive total merger consideration with an implied value of approximately $14.29 per share. As of August 14, 2015, the most reasonably practicable date prior to the mailing of this proxy statement/prospectus, the closing price for Farmers’ common shares was $8.12, which, after giving effect to the 1.747 exchange ratio, had an implied value of approximately $14.19 per TSOH common share. Based on this price with respect to the stock consideration, and the cash consideration of $14.20 per share, upon completion of the Merger, a TSOH common shareholder who receives stock for 75% of his or her shares of common stock and receives cash for 25% of his or her common shares would receive total Merger consideration with an implied value of approximately $14.19 per TSOH share.

Farmers will not issue any fractional common shares in connection with the Merger. Instead, each holder of TSOH common shares who would otherwise be entitled to receive a fraction of a Farmers common share will receive cash, without interest, in lieu of a fractional Farmers common share in an amount determined by reference to the closing sale prices of Farmers common shares on the NASDAQ Stock Market (the “Nasdaq”) for the five (5) trading days immediately preceding the effective date of the Merger.

Q:	Can I make an election to select the form of merger consideration I desire to receive?

A:	If you are a holder of TSOH common shares or a holder of TSOH Series A preferred shares who validly elects to convert such shares into TSOH common shares, you will have the opportunity to elect the form of consideration to be received for your shares, subject to certain adjustment and allocation procedures set forth in the Merger Agreement. These procedures are intended to ensure that 75% of the outstanding TSOH common shares and Series A shares to be converted into common shares will be converted into the right to receive Farmers common shares and the remaining outstanding TSOH common shares and Series A shares to be converted into common shares will be converted into the right to receive cash. Therefore, your ability to receive the cash or share elections of your choice will depend on the elections of other TSOH shareholders. The allocation of the mix of consideration payable to TSOH shareholders in the Merger will not be known until Farmers tallies the results of the cash and share elections made by TSOH shareholders, which may not occur until shortly after the closing of the Merger.

It is unlikely that elections will be made in the exact proportions provided for in the Merger Agreement. As a result, the Merger Agreement describes procedures to be followed if TSOH shareholders in the aggregate elect to receive more or less of the Farmers common shares than Farmers has agreed to issue. These procedures are summarized below.

•	If Shares Are Oversubscribed: If TSOH common shareholders elect to receive more Farmers common shares than Farmers has agreed to issue in the Merger, then all TSOH common shareholders who have elected to receive cash or who have made no election will receive cash for their TSOH common shares and all shareholders who elected to receive Farmers common shares will receive a pro rata portion of the available Farmers shares plus cash for those shares not converted into Farmers common shares.

•	If Shares Are Undersubscribed: If TSOH common shareholders elect to receive fewer Farmers common shares than Farmers has agreed to issue in the Merger, then all TSOH common shareholders who have elected to receive Farmers common shares will receive Farmers common shares and those shareholders who elected to receive cash or who have made no election will be treated in the following manner:

•	If the number of shares held by TSOH common shareholders who have made no election is sufficient to make up the shortfall in the number of Farmers common shares that Farmers is required to issue, then all TSOH common shareholders who elected cash will receive cash, and those shareholders who made no election will receive both cash and Farmers common shares in such proportion as is necessary to make up the shortfall.

•	If the number of shares held by TSOH common shareholders who have made no election is insufficient to make up the shortfall, then all TSOH common shareholders who made no election will receive Farmers common shares and those TSOH common shareholders who elected to receive cash will receive cash and Farmers common shares in such proportion as is necessary to make up the shortfall.

No guarantee can be made that you will receive the amounts of cash and/or shares you elect. As a result of the allocation procedures and other limitations outlined in this document and the Merger Agreement, you may receive Farmers common shares or cash in amounts that vary from the amounts you elect to receive.

Q:	How do TSOH common shareholders make their election to receive cash, Farmers common shares or a combination of both?

A:	Each TSOH common shareholder of record will receive an election form, which you should complete and return, along with your TSOH share certificate(s), according to the instructions printed on the form. The election deadline will be 5:00 p.m., Eastern Time, on September 21 (the “election deadline”). A copy of the election form is being mailed under separate cover on or about the date of this proxy statement/prospectus.

If you own TSOH common shares in “street name” through a bank, broker or other nominee and you wish to make an election, you should seek instructions from the bank, broker or other nominee holding your shares concerning how to make an election. If you do not send in the election form with your share certificate(s) by the election deadline, you will be treated as though you had not made an election.

If you own TSOH Series A preferred shares and want to convert them into TSOH common shares to be entitled to receive the merger consideration payable on TSOH common shares, you will need to take action to convert the Series A shares, which is discussed below.

Q:	Can I change my election?

A:	You may change your election at any time prior to the election deadline by submitting to Computershare Investor Services written notice accompanied by a properly completed and signed, revised election form. You may revoke your election by submitting written notice to Computershare Investor Services prior to the election deadline or by withdrawing your share certificates prior to the election deadline. TSOH common shareholders will not be entitled to change or revoke their elections following the election deadline. If you instructed a bank, broker or other financial institution to submit an election for your shares, you must follow their directions for changing those instructions.

Q:	What happens if I do not make a valid election to receive cash or Farmers common shares?

A:	If you do not return a properly completed election form by the election deadline specified in the election form, your TSOH common shares will be considered “non-election shares” and will be converted into the right to receive the stock consideration or the cash consideration according to the allocation procedures specified in the Merger Agreement. Generally, in the event one form of consideration (cash or Farmers common shares) is undersubscribed in the Merger, that form of consideration will be allocated to the TSOH common shares for which no election has been validly made before shares of electing the oversubscribed form of consideration will be switched to it pursuant to the proration and adjustment procedures. Accordingly, while electing one form of consideration will not guarantee you will receive that form for all of your TSOH common shares, in the event proration is necessary electing shares will have a priority over non-electing shares.

Q:	If I own TSOH Series A preferred stock, can I convert to TSOH common shares and make an election of cash or Farmers common stock?

A:	Yes. TSOH Series A preferred stock is convertible into TSOH common stock on a 1-for1 basis. Each TSOH Series A holder of record will receive a conversion form that you can complete and return prior to the election deadline, along with your TSOH Series A share certificate(s), according to the instructions printed on the form to convert your Series A stock into TSOH common shares. A copy of the conversion form is being mailed under separate cover on or about the date of this proxy statement/prospectus. If you properly complete the conversion form and return it according to its instructions, you will be able to make an election as if you were a holder of TSOH common shares. If you do not complete and return the conversion form prior to the election deadline, your Series A preferred shares will not be converted and you will only be entitled to receive $13.60 per Series A share.

Q:	What are the material U.S. federal income tax consequences of the Merger to TSOH shareholders?

A:

The closing of the Merger is conditioned upon the receipt by each of Farmers and TSOH of a legal opinion that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal

Revenue Code. However, the federal tax consequences of the Merger to a TSOH shareholder will depend primarily on whether a shareholder exchanges the shareholder’s TSOH common shares solely for Farmers common shares, solely for cash or for a combination of Farmers common shares and cash. TSOH shareholders who exchange their common shares solely for Farmers common shares should not recognize a gain or loss except with respect to cash received in lieu of a fractional Farmers common share. TSOH shareholders who exchange their common shares solely for cash should recognize a gain or loss on the exchange. TSOH shareholders who exchange their common shares for a combination of Farmers common shares and cash may recognize a gain, but not any loss, on the exchange. The actual U.S. federal income tax consequences to TSOH shareholders of electing to receive cash, Farmers common shares or a combination of cash and stock will not be ascertainable at the time TSOH shareholders make their election because it will not be known at that time how, or to what extent, the allocation and proration procedures will apply.

For a more detailed discussion of the material U.S. federal income tax consequences of the Merger, please see the section “The Merger – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 44.

The consequences of the Merger to any particular TSOH shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine the tax consequences of the Merger to you.

Q:	Does TSOH anticipate paying any dividends prior to the effective date of the Merger?

A:	Yes. Under the terms of the Merger Agreement, TSOH is permitted to pay to its shareholders its usual and customary cash dividend of no greater than $0.07 per share per quarter. Subject to compliance with applicable law, TSOH plans to pay such a dividend.

Q:	When and where will the TSOH special meeting of shareholders take place?

A:	The special meeting of shareholders of TSOH will be held at 10:00 a.m., local time, on September 22, 2015, at TSOH’s offices located at 16924 St. Clair Avenue, East Liverpool, Ohio 43920.

Q:	What matters will be considered at the TSOH special meeting?

A: The common shareholders of TSOH will be asked to (1) vote to adopt and approve the Merger Agreement; (2) vote to approve the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement; and (3) vote on any other business which properly comes before the special meeting. Holders of TSOH Series A preferred shares are not entitled to vote at the special meeting.

Q:	What does the Board of Directors of TSOH recommend with respect to the matters to be considered at the special meeting?

TSOH’s board of directors has determined that the Merger Agreement is in the best interests of TSOH and its shareholders and recommends that TSOH common shareholders vote FOR the proposal to adopt and approve the Merger Agreement and FOR the proposal to adjourn the special meeting to solicit additional proxies if there are insufficient votes to adopt and approve the Merger Agreement.

Q:	Is my vote needed to adopt and approve the Merger Agreement and to approve the other matters?

A:	Yes. The adoption and approval of the Merger Agreement requires the affirmative vote of the holders of at least two-thirds of the TSOH common shares outstanding and entitled to vote. Each of the directors and executive officers of TSOH, who, collectively, beneficially own 278,122 TSOH common shares, entered into voting agreements with Farmers on June 23, 2015, pursuant to which they are required, subject to certain terms and conditions, to vote their common shares in favor of the adoption and approval of the Merger Agreement (the “Voting Agreements”).

The special meeting may be adjourned, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement. The affirmative vote of the holders of a majority of the TSOH common shares represented, in person or proxy, at the special meeting is required to adjourn the special meeting.

Q:	Can I vote my TSOH Series A preferred shares?

A:	No. TSOH Series A preferred shares do not vote, and even if you elect to convert them by submitting the conversion form prior to the election deadline, the TSOH common shares into which they will be deemed converted will not have been outstanding as of August 14, 2015.

Q:	How do I vote?

A:	If you were the record holder of a TSOH common share as of August 14, 2015, you may vote in person by attending the special meeting or, to ensure that your common shares are represented at the special meeting, you may vote your shares by signing and returning the enclosed proxy card in the postage-paid envelope provided by TSOH. If you hold your TSOH common shares in the name of a broker, bank or other nominee, please see the discussion below regarding shares held in “street name.”

Q:	What will happen if I fail to vote or abstain from voting?

A:	If you fail to return your proxy card or vote in person at the special meeting or if you mark “ABSTAIN” on your proxy card or ballot at the special meeting with respect to the proposal to adopt and approve the Merger Agreement, it will have the same effect as a vote “AGAINST” the proposal. If you mark “ABSTAIN” on your proxy card or ballot with respect to the adjournment of the special meeting, if necessary, to solicit additional proxies, it will have the same effect as a vote “AGAINST” the proposal. The failure to return your proxy card or vote in person, however, will have no effect on the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.

Q:	How will my common shares be voted if I return a blank proxy card?

A: If you sign, date and return your proxy card and do not indicate how you want your common shares to be voted, then your shares will be voted “FOR” the adoption and approval of the Merger Agreement and, if necessary, “FOR” the approval of the adjournment for the special meeting to solicit additional proxies.

Q:	If my common shares are held in a stock brokerage account or by a bank or other nominee in “street name,” will my broker, bank or other nominee vote my shares for me?

A:	No. You must provide your broker, bank or nominee (the record holder of your common shares) with instructions on how to vote your common shares. Please follow the voting instructions provided by your broker, bank or nominee. If you do not provide voting instructions to your broker, bank or nominee, then your common shares will not be voted by your broker, bank or nominee.

Assuming a quorum is present, if you do not instruct your broker, bank or other nominee on how to vote your common shares, your broker, bank or other nominee may not vote your shares on the proposal to approve the Merger, which broker non-votes will have the same effect as a vote “AGAINST” such proposal. Under the Nasdaq rules, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the Nasdaq determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the special meeting are such “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

Q:	Can I change my vote after I have submitted my proxy?

A:	TSOH common shareholders may revoke a proxy at any time before a vote is taken at the special meeting by: (i) filing a written notice of revocation with TSOH’s Chief Financial Officer at 16924 St. Clair Avenue, East Liverpool, Ohio 43920; (ii) executing and returning another proxy card with a later date; or (iii) attending the special meeting and giving notice of revocation in person.

Your attendance at the special meeting will not, by itself, revoke your proxy.

If you hold your common shares in “street name” and you have instructed your broker, bank or nominee to vote your common shares, you must follow directions received from your broker, bank or nominee to change your vote.

Q:	If I do not favor the adoption and approval of the Merger Agreement, what are my dissenters’ rights?

A:	If you are a TSOH common shareholder or Series A preferred shareholder as of August 14, 2015, the record date, and you do not vote your common shares in favor of the adoption and approval of the Merger Agreement and you do not return an unmarked proxy card, you will have the right under Section 1701.85 of the Ohio General Corporation Law (“OGCL”) to demand the fair cash value for your TSOH common shares and/or Series A preferred shares. The right to make this demand is known as “dissenters’ rights.” To exercise your dissenters’ rights, you must deliver to TSOH a written demand for payment of the fair cash value of your shares before the vote on the Merger is taken at the special shareholders’ meeting. The demand for payment must include your address, the number and class of TSOH common shares owned by you, and the amount you claim to be the fair cash value of the your TSOH common shares, and should be mailed to: Tri-State 1st Banc, Inc., Attention: Corporate Secretary, 16924 St. Clair Avenue, East Liverpool, Ohio 43920. TSOH common shareholders who wish to exercise their dissenters’ rights must either: (i) vote against the Merger or not return the proxy card, and (ii) deliver written demand for payment prior to the TSOH shareholder vote. For additional information regarding dissenters’ rights, see “DISSENTERS’ RIGHTS” on page 30 of this proxy statement/prospectus and the complete text of the applicable sections of the OGCL attached to this proxy statement/prospectus as Annex A.

Q:	When is the Merger expected to be completed?

A:	We are working to complete the Merger as quickly as possible. We expect to complete the Merger by the end of the third quarter of 2015, assuming shareholder approvals and all applicable governmental approvals have been received by then and all other conditions precedent to the Merger have been satisfied or waived.

Q:	Should TSOH shareholders send in their share certificates now?

A:	No. You should send your share certificates in pursuant to the election form and/or conversion form according to the instructions printed on each such form. If you do not submit either of those forms, either at the time of closing or shortly after the Merger is completed, the Exchange Agent for the Merger will send you a letter of transmittal with instructions informing you how to send in your share certificates to the Exchange Agent. You should use the letter of transmittal to exchange your TSOH common share certificates for the Merger consideration. Do not send in your share certificates with your proxy form.

Q:	What do I need to do now?

A:	You should carefully reviewing this proxy statement/prospectus, including its Annexes. If you are a TSOH common shareholder, please complete, sign and date the enclosed proxy card and return it in the enclosed postage-paid envelope as soon as possible. By submitting your proxy, you authorize the individuals named in the proxy to vote your common shares at the special meeting of shareholders in accordance with your instructions. Your vote is very important. Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions to ensure that your common shares will be voted at the special meeting.

Q:	Are there risks that I should consider in deciding whether to vote in favor of the Merger Agreement and the other proposals to be acted upon at the special meetings?

A:	Yes. You should read and carefully consider the risk factors set forth in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 22.

Q:	Who can answer my questions?

A:	If you have questions about the Merger or desire additional copies of this proxy statement/prospectus or additional proxy cards, please contact TSOH’s proxy solicitor at the applicable address below:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Toll-Free 1-877-797-1153

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. You should read carefully this entire document and its Annexes and all other documents to which this proxy statement/prospectus refers before you decide how to vote. In addition, we incorporate by reference important business and financial information about Farmers into this document. For a description of this information, see “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” on page 69. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “WHERE YOU CAN FIND MORE INFORMATION” in the forepart of this document. Each item in this summary includes a page reference, where applicable, directing you to a more complete description of that item.

The Companies

Farmers National Banc Corp.

Farmers National Banc Corp.

20 South Broad Street

Canfield, Ohio 44406

Phone: (330) 533-3341

Farmers is a one-bank holding company organized in 1983 under the laws of the State of Ohio and registered under the Bank Holding Company Act of 1956, as amended (the “BHCA”). Farmers operates principally through its wholly-owned subsidiaries, Farmers Bank, Farmers Trust Company (“Farmers Trust”) and National Associates, Inc. (“NAI”). Farmers National Insurance, LLC (“Farmers Insurance”) and Farmers of Canfield Investment Co. (“Farmers Investments”) are wholly-owned subsidiaries of Farmers Bank. Farmers and its subsidiaries operate in the domestic banking, trust, retirement consulting, insurance and financial management industries.

Farmers’ principal business consists of owning and supervising its subsidiaries. Although Farmers directs the overall policies of its subsidiaries, including lending practices and financial resources, most day-to-day affairs are managed by their respective officers. Farmers and its subsidiaries had 435 full-time equivalent employees at June 30, 2015. Farmers’ business activities are managed and financial performance is primarily aggregated and reported in three lines of business, the bank segment, the trust segment and the retirement planning/consulting segments.

Farmers Bank is a full-service national banking association engaged in commercial and retail banking operating 33 branches in Mahoning, Trumbull, Columbiana, Stark, Wayne, Medina and Cuyahoga Counties in Ohio. Farmers Bank’s commercial and retail banking services include checking accounts, savings accounts, time deposit accounts, commercial, mortgage and installment loans, home equity loans, home equity lines of credit, night depository, safe deposit boxes, money orders, bank checks, automated teller machines, internet banking, travel cards, “E” Bond transactions, MasterCard and Visa credit cards, brokerage services and other miscellaneous services normally offered by commercial banks.

Farmers Bank faces significant competition in offering financial services to customers. Ohio has a high density of financial service providers, many of which are significantly larger institutions that have greater financial resources than Farmers Bank, and all of which are competitors to varying degrees. Competition for loans comes principally from savings banks, savings and loan associations, commercial banks, mortgage banking companies, credit unions, insurance companies and other financial service companies. The most direct competition for deposits has historically come from savings and loan associations, savings banks, commercial banks and credit unions. Additional competition for deposits comes from non-depository competitors such as the mutual fund industry, securities and brokerage firms and insurance companies.

Effective June 19, 2015, Farmers completed the merger of National Bancshares Corporation (“NBOH”) with and into Farmers, and the merger of First National Bank, the wholly-owned bank subsidiary of NBOH (“FNB”), with and into Farmers Bank. Prior to the merger, NBOH was a one-bank holding company operating through FNB, which had 14 offices located in Wayne, Medina, Stark, and Columbiana counties in Ohio.

During 2013, Farmers acquired all of the outstanding stock of the retirement planning consultancy National Associates, Inc. of Cleveland, Ohio. The transaction involved both cash and stock totaling $4.4 million, including up to $1.5 million of future payments, contingent upon NAI meeting income performance targets. The acquisition is part of Farmers’ plan to increase the levels of noninterest income and to complement the existing retirement service currently being offered. NAI operates from its office located in Rocky River, Ohio.

During 2009, Farmers acquired 100% of the capital stock of Butler Wick Trust Company, a wholly-owned subsidiary of Butler Wick Corporation for approximately $12.1 million and renamed the entity Farmers Trust Company. Farmers Trust offers a full complement of personal and corporate trust services in the areas of estate settlement, trust administration and employee benefit plans. Farmers Trust operates two offices located in Boardman and Howland, Ohio.

Farmers Insurance was formed during 2009 and offers a variety of insurance products through licensed representatives. Farmers Insurance is a subsidiary of Farmers Bank and does not account for a material portion of the revenue of Farmers.

Farmers Investments was formed during 2014 with the primary purpose of investing in municipal securities. Farmers Investments is a subsidiary of Farmers Bank and does not account for a material portion of the revenue of Farmers.

Farmers’ common shares are traded on the NASDAQ Stock Market (the “Nasdaq”) under the symbol “FMNB”. Farmers is subject to the reporting requirements under the Securities Exchange Act of 1934, as amended, and, therefore, files reports, proxy statements and other information with the SEC. Further important business and financial information about Farmers is incorporated by reference into this proxy statement/prospectus. See “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” on page 69 of this proxy statement/prospectus.

Tri-State 1st Banc, Inc.

Tri-State 1st Banc, Inc.

16924 St. Clair Avenue

East Liverpool, Ohio 43920

Phone: (330) 385-9200

TSOH is an Ohio corporation organized as the parent company of 1st National Community Bank, a national banking association (“1st National”), and, as of December 31, 2014, MDH Investment Management, Inc., a registered investment adviser (“MDH”). TSOH is a financial holding company regulated by the Board of Governors of the Federal Reserve System.

1st National is a national banking association with four full-service branches and six additional ATM locations concentrated in the tri-state area of southeastern Ohio, southwestern Pennsylvania and West Virginia. 1st National’s principal sources of revenue emanate from its commercial, commercial mortgage, residential real estate, and consumer loan financing, its investment securities portfolio, and a variety of deposit services offered to its customers through four branch offices located in the tri-state area.

On April 1, 2015, TSOH completed the sale of MDH, a wholly-owned non-bank subsidiary that provided investment advisory services.

TSOH functions in a highly competitive environment. In addition to other commercial banks, savings and loans, and savings banks, TSOH also must contend with other providers of financial services, including finance companies, credit unions and insurance companies. Competition is based on interest rates offered on deposit accounts, interest rates charged on loans and leases, fees and service charges, the quality and scope of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits, as well as other factors. All of 1st National’s deposits emanate from inside the United States.

At December 31, 2014, TSOH had 53 full-time equivalent employees. TSOH’s common shares are traded in the OTC Pink marketplace under the symbol “TSOH.”

The Merger Agreement (page 49)

The Merger Agreement provides that, if all of the conditions are satisfied or waived, TSOH will be merged with and into Merger Sub, with Merger Sub surviving. Thereafter, Merger Sub will be dissolved and liquidated and, at a later time specified by Farmers Bank in its certificate of merger filed with the Office of the Comptroller of the Currency (the “OCC”), 1st National will be merged with and into Farmers Bank. The Merger Agreement is attached to this proxy statement/prospectus as Annex B and is incorporated in this proxy statement/prospectus by reference. We encourage you to read the Merger Agreement carefully, as it is the legal document that governs the Merger.

What TSOH shareholders will receive in the Merger (page 50)

Under the terms of the Merger Agreement, common shareholders of TSOH will be entitled to receive from Farmers, after the Merger is completed, Merger consideration payable in the form of a combination of cash and Farmers common shares to be calculated as set forth in the Merger Agreement. At the effective time of the Merger, each TSOH common share will be converted into the right to receive either: (i) 1.747 Farmers common shares, or (ii) $14.20 in cash, subject to adjustment under certain circumstances set forth in the Merger Agreement. Holders of TSOH Series A preferred shares that have not converted or elected to convert their Series A preferred shares into TSOH common shares will be entitled to receive from Farmers, after the Merger is completed, merger consideration of $13.60 in cash for each Series A preferred share. Following the Merger, TSOH shareholders will own approximately 4.84% of the outstanding Farmers common shares assuming that all TSOH Series A preferred shares converted to TSOH common shares. Additionally, while TSOH has historically paid a $0.07 per share quarterly dividend, Farmers currently pays a $0.03 per share quarterly dividend. On a per share equivalent basis, TSOH common shareholders would receive a 25.0% decrease in dividends.

Farmers will not issue any fractional common shares in connection with the Merger. Instead, each holder of TSOH common shares who would otherwise be entitled to receive a fraction of a Farmers common share (after taking into account all TSOH common shares owned by such holder at the effective time of the Merger) will receive cash, without interest, in an amount equal to the Farmers fractional common share to which such holder would otherwise be entitled multiplied by the volume-weighted average, rounded to the nearest one tenth of a cent, of the closing sale prices of Farmers common shares based on information reported by the Nasdaq for the five (5) trading days immediately preceding the effective time.

As of the date of the Merger Agreement, there were no outstanding TSOH stock options to purchase common shares, and the Merger Agreement restricts the ability of TSOH to issue any additional such stock options.

Exchange of TSOH shares (page 50)

Once the Merger is complete, Computershare Investor Services, as exchange agent (the “Exchange Agent”), will mail you transmittal materials and instructions for exchanging your TSOH common share certificates for Farmers’ common shares to be issued by book-entry transfer.

TSOH special meeting of shareholders (page 27)

A special meeting of common shareholders of TSOH will be held at 10:00 a.m., local time, on September 22, 2015, at TSOH’s offices, 16924 St. Clair Avenue, East Liverpool, Ohio 43920, for the purpose of considering and voting on the following matters:

•	a proposal to adopt and approve the Merger Agreement;

•	a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement; and

•	any other business which properly comes before the special meeting or any adjournment or postponement of the special meeting. The TSOH board of directors is presently unaware of any other business to be transacted at the special meeting.

You are entitled to vote at the special meeting if you owned TSOH common shares as of the close of business on August 14, 2015. As of August 14, 2015, a total of 985,983 TSOH common shares were outstanding and eligible to be voted at the special meeting. Holders of TSOH preferred shares are not entitled to vote at the special meeting.

Required vote (page 27)

The adoption and approval of the Merger Agreement by TSOH will require the affirmative vote of the holders of at least 657,322 TSOH common shares, which is at least two-thirds of the TSOH common shares outstanding and entitled to vote at the TSOH special meeting. A quorum, consisting of the holders of 492,992 of the outstanding TSOH common shares, must be present in person or by proxy at the special meeting before any action, other than the adjournment of the special meeting, can be taken. The affirmative vote of the holders of a majority of the TSOH common shares represented, in person or proxy, at the special meeting is required to adjourn the special meeting, if necessary, to solicit additional proxies.

As of August 14, 2015, directors, executive officers and greater than 5% beneficial owners of TSOH beneficially owned an aggregate of 278,122 TSOH common shares, an amount equal to approximately 28.2% of the outstanding TSOH common shares.

Each of the directors and executive officers of TSOH, who, collectively, beneficially own 278,122 TSOH common shares, entered into the Voting Agreements, pursuant to which they are required, subject to certain terms and conditions, to vote their common shares in favor of the adoption and approval of the Merger Agreement. No other TSOH shareholder included in the table on page 65 of this proxy statement/prospectus has executed a voting agreement with Farmers nor has any such person committed to Farmers or TSOH that such person will vote in favor of any of the matters being presented to the TSOH common shareholders at the special meeting. Excluding such committed shares held by TSOH directors and executive officers, the adoption and approval of the Merger Agreement will require the affirmative vote of the holders of at least 379,200 TSOH common shares, or 53.57% of the non-committed outstanding shares.

As of the date of this proxy statement/prospectus, Farmers and its directors, executive officers and affiliates beneficially owned no TSOH common shares, and TSOH and its directors, executive officers and affiliates beneficially owned no Farmers common shares. 1st National acts as trustee with respect to 19,327 TSOH common shares. 1st National will vote the shares it holds as trustee with respect to which it has voting power in accordance with its fiduciary duties at the time of the TSOH special meeting, but expects at this time that it will vote the shares in favor of all of the proposals presented for a vote.

Recommendation to TSOH shareholders (page 27)

The board of directors of TSOH unanimously approved the Merger Agreement. The board of directors of TSOH believes that the Merger is in the best interests of TSOH and its shareholders, and, as a result, the board of directors recommend that TSOH common shareholders vote “FOR” the adoption and approval of the Merger Agreement and “FOR” the proposal to adjourn the special meeting, if necessary and appropriate, to solicit additional proxies.

In reaching this decision, the board of directors of TSOH considered many factors, which are described in the section captioned “THE MERGER – Background of the Merger” and “THE MERGER – TSOH’s Reasons for the Merger” beginning on page 32 and page 34, respectively, of this proxy statement/prospectus.

Opinion of TSOH’s Financial Advisor (page 37)

In connection with the Merger, TSOH’s financial advisor, Boenning & Scattergood, Inc. (“Boenning”), delivered a written opinion, dated June 23, 2015, to the TSOH board of directors as to the fairness, from a financial point of view, of the Merger consideration in the Merger to be received by the holders of TSOH common shares and Series A preferred shares. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Boenning in preparing the opinion, is attached as Annex C to this document. The opinion was for the information of, and was directed to, the TSOH board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. The opinion did not address the underlying business decision of TSOH to engage in the Merger or enter into the Merger Agreement or constitute a recommendation to the TSOH board in connection with the Merger, and it does not constitute a recommendation to any holder of TSOH common shares as to how to vote in connection with the Merger or any other matter.

Material U.S. federal income tax consequences of the Merger (page 44)

The Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and it is a condition to the obligation of TSOH to complete the Merger that it receives a legal opinion to that effect. Such tax opinion was filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part. As a reorganization for U.S. federal income tax purposes (i) no gain or loss will be recognized by Farmers or TSOH as a result of the Merger, (ii) TSOH common shareholders and Series A preferred shareholders who have converted their Series A preferred shares to TSOH common shares will recognize gain (but not loss) in an amount not to exceed any cash received in exchange for TSOH common shares in the Merger (other than any cash received in lieu of a fractional Farmers common share, as discussed below under the section entitled “THE MERGER – Material U.S. Federal Income Tax Consequences of the Merger – Cash in Lieu of Fractional Shares” beginning on page 47) and (iii) TSOH common and Series A preferred shareholders who exercise dissenters’ rights and receive solely cash in exchange for TSOH common shares in the Merger will, generally, recognize gain or loss equal to the difference between the amount of cash received and their tax basis in their shares.

All TSOH shareholders should read carefully the description under the section captioned “THE MERGER – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 44 of this proxy statement/prospectus and should consult their own tax advisors concerning these matters. All TSOH shareholders should consult their tax advisors as to the specific tax consequences of the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws.

Interests of directors and executive officers of TSOH (page 43)

Officers and directors of TSOH have employment and other compensation agreements or economic interests that give them interests in the Merger that are somewhat different from, or in addition to, their interests as TSOH shareholders. These interests and agreements include:

•	Continued employment has been offered by Farmers to Stephen R. Sant, TSOH’s President and Chief Executive Officer. Mr. Sant was provided with a term sheet describing the following principal terms of his intended continued employment by Farmers after consummation of the Merger: (i) title with Farmers of Community President of the Southeast Market, (ii) annual base salary of $125,000, (iii) participation in Farmers’ 2016 annual bonus plan at a target benefit of 25% of base salary, (iv) entry into Farmers’ form of change-in-control agreement for officers with potential benefits based on 1.0 times annual base and average bonus, and (v) coverage by Farmers’ Separation Policy with potential severance benefits based on 12 months of base salary and annual cash incentive plan target bonus.

•	Continued employment may be offered by Farmers to other TSOH and 1st National executive officers, although no such offers have been made.

•	The following TSOH officers have entered into letter agreements with either TSOH or 1st National which provide certain severance benefits in the event their employment is terminated following a change in control of TSOH or 1st National as the case may be during the term of the agreements, unless such termination is (i) because of their death or disability, (ii) by the employer for a reason constituting “cause” as described in the agreements, or (iii) by the employee for a reason that does not constitute “good reason” as described in the agreements: Mr. Sant, Stephen Beadnell, Robin Wycoff Moadus, Joseph Shemasek, Steven Mabbott, and Jean Edwards. The severance benefits payable in the event of such termination events following a change in control include payment of the employee’s base salary through the date of termination and a lump sum severance payment equal to the employee’s base salary plus the average of the annual bonuses received by the employee since their employment date. For purposes of the agreements, the Merger would constitute a change in control.

•	For a period of six years following the Merger, Farmers has agreed to use its commercially reasonable efforts to provide director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of TSOH or any of its subsidiaries, pursuant to the terms as outlined in the Merger Agreement.

TSOH’s board of directors was aware of these interests and considered them in approving the Merger Agreement. See “THE MERGER – Interests of TSOH Directors and Executive Officers in the Merger” beginning on page 43 of this proxy statement/prospectus.

Dissenters’ rights of TSOH shareholders (page 30)

Under Ohio law, TSOH common and Series A preferred shareholders who do not vote in favor of the adoption and approval of the Merger Agreement and deliver a written demand for payment for the fair cash value of their TSOH common shares prior to the TSOH special meeting, will be entitled, if and when the Merger is completed, to receive the fair cash value of their TSOH common shares. The right to make this demand is known as “dissenters’ rights.” TSOH shareholders’ right to receive the fair cash value of their TSOH common shares, however, is contingent upon strict compliance with the procedures set forth in Section 1701.85 of the OGCL. A TSOH common shareholder’s failure to vote against the adoption and approval of the Merger Agreement will not constitute a waiver of such shareholder’s dissenters’ rights, so long as such shareholder does not vote in favor of the Merger Agreement or return an unmarked proxy card.

For additional information regarding dissenters’ rights, see “DISSENTERS’ RIGHTS” on page 30 of this proxy statement/prospectus and the complete text of Section 1701.85 of the OGCL attached to this proxy statement/prospectus as Annex A. If TSOH common shareholders should have any questions regarding dissenters’ rights, such shareholders should consult with their own legal advisers.

Certain differences in shareholder rights (page 62)

When the Merger is completed, TSOH shareholders (other than those exercising dissenters’ rights or receiving only cash) will receive Farmers common shares and, therefore, will become Farmers shareholders. As Farmers shareholders, the former TSOH common shareholders’ rights will be governed by Farmers’ Amended Articles of Incorporation and Regulations, as well as Ohio law. Notably, TSOH common shareholders will own less on a percentage basis of the combined company and as such will have decreased voting power. For a summary of significant differences, see “COMPARISON OF CERTAIN RIGHTS OF TSOH AND FARMERS SHAREHOLDERS” beginning on page 62 of this proxy statement/prospectus.

Regulatory approvals required for the Merger (page 43)

The Merger cannot be completed until Farmers receives necessary regulatory approvals, which include the approval of the Federal Reserve and the approval of the OCC. As of the date of this proxy statement/prospectus, Farmers has not received such approvals to consummate the Merger.

Conditions to the Merger (page 58)

As more fully described in this proxy statement/prospectus and in the Merger Agreement, the completion of the Merger depends on the adoption and approval of the Merger Agreement by TSOH’s common shareholders and receipt of the required regulatory approvals, in addition to satisfaction of, or where legally permissible, waiver of, other customary conditions. Although Farmers and TSOH anticipate the closing of the Merger will occur by the end of the third quarter of 2015, neither Farmers nor TSOH can be certain when, or if, the conditions to the Merger will be satisfied or, where permissible, waived, or that the Merger will be completed. See “THE MERGER AGREEMENT – Conditions to the Merger” beginning on page 58 of this proxy statement/prospectus.

Termination; Termination Fee (page 60)

The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after approval of the Merger by TSOH shareholders:

•	by mutual written consent of Farmers and TSOH;

•	by either party, if a required governmental approval is denied by final, non-appealable action, or if a governmental entity has issued a final, non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the transactions contemplated by the Merger Agreement;

•	by either Farmers or TSOH, if the Merger has not closed on or before June 23, 2016, unless the failure to close by such date is due to the terminating party’s failure to observe the covenants and agreements of such party set forth in the Merger Agreement;

•

by either Farmers or TSOH, if there is a breach by the other party of any of its covenants or agreements or any of its representations or warranties that would, either individually or in the aggregate with other breaches by such party, result in, if occurring or continuing on the closing date, the failure of the conditions of the terminating party’s obligation to complete the Merger and which is not cured within

30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement);

•	by Farmers, if at any time prior to the effective time of the Merger, TSOH’s board of directors has (1) failed to recommend to the shareholders of TSOH that they vote to approve the Merger Agreement, (2) changed its recommendation with respect to the Merger Agreement, including by publicly approving, endorsing or recommending, or publicly proposing to approve, endorse or recommend, certain acquisition proposals other than the Merger agreement, whether or not permitted by the Merger Agreement, or has resolved to do the same, or (3) materially breached its non-solicitation obligations or its obligations to recommend to the TSOH shareholders the adoption of the Merger proposal and call a shareholder meeting for that purpose;

•	by Farmers, if a tender offer or exchange offer for 15% or more of the outstanding TSOH common shares is commenced (other than by Farmers or a subsidiary of Farmers), and TSOH’s board of directors recommends that the shareholders of TSOH tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender or exchange offer within ten business days; or

•	by either Farmers or TSOH, if the TSOH shareholders do not vote to approve the Merger Agreement at a duly held shareholders meeting (including any adjournment or postponement of such meeting).

If the Merger Agreement is terminated under certain circumstances, including circumstances involving alternative acquisition proposals, TSOH may be required to pay Farmers a termination fee of $500,000. See “THE MERGER AGREEMENT – Termination; Termination Fee” beginning on page 60.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA FOR FARMERS

The following table summarizes financial results achieved by Farmers for the periods and at the dates indicated and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Farmers’ Consolidated Financial Statements and the notes to the Consolidated Financial Statements contained in reports that Farmers has previously filed with the SEC. Historical financial information for Farmers can be found in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as amended. Financial amounts as of and for the three months ending March 31, 2015, and 2014 are unaudited (and are not necessarily indicative of the results of operations for the full year or any other interim period), but Farmers’ management believes such amounts reflect all adjustments (consisting only of normally recurring adjustments) necessary for a fair presentation of its results of operations and financial position as of the dates and for the periods indicated. The selected operating data presented below are not necessarily indicative of the results that may be expected for future periods. See “WHERE YOU CAN FIND MORE INFORMATION” in the forepart of this document for instructions on how to obtain the information that has been incorporated by reference. You should not assume the results of operations for past periods noted below indicate results for any future period.

The information below has been derived from Farmers’ Consolidated Financial Statements.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF

FARMERS NATIONAL BANC CORP.

	At March 31,		At December 31,
(Dollars in thousands, except per share data)	2015	2014	2014	2013	2012	2011	2010
Selected Financial Data:
Total assets	$1,133,651	$1,141,000	$1,136,967	$1,137,326	$1,139,695	$1,067,871	$982,751
Loans, net of allowance for loan losses (1)	666,061	618,799	656,220	623,116	578,963	561,986	581,060
Allowance for loan losses	7,723	7,387	7,632	7,568	7,629	9,820	9,307
Securities available for sale	369,919	427,625	389,829	422,985	464,088	400,029	314,347
Goodwill and other intangible assets	8,646	10,151	8,813	10,343	6,032	6,441	6,920
Total deposits	909,408	923,033	915,703	915,216	919,009	840,125	761,050
FHLB borrowings	18,120	19,562	28,381	19,822	10,359	11,134	24,544
Total stockholders’ equity	126,771	117,323	123,560	113,007	120,792	114,445	88,048

	As or For the Three Months Ended March 31,		As or For the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Selected Operating Data:
Total interest income	$9,999	$10,063	$40,915	$40,959	$43,110	$44,434	$48,365
Total interest expense	1,007	1,207	4,579	5,063	6,212	7,837	10,998

Net interest income	8,992	8,856	36,336	35,896	36,898	36,597	37,367
Provision for loan losses	450	330	1,880	1,290	725	3,650	8,078

Net interest income after provision for loan losses	8,542	8,526	34,456	34,606	36,173	32,947	29,289
Total non-interest income	4,037	3,433	15,303	13,914	12,578	12,539	13,210
Total non-interest expense	9,751	9,141	38,162	39,057	35,764	33,728	30,964

Income before income tax expense	2,828	2,818	11,597	9,463	12,987	11,758	11,535
Income tax expense	617	627	2,632	1,683	3,055	2,540	2,544

Net income	$2,211	$2,191	$8,965	$7,780	$9,932	$9,218	$8,991

	As or For the Three Months Ended March 31,		As or For the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Selected Operating Ratios and Other Data
Performance Ratios:
Return on average assets (annualized)	0.79%	0.78%	0.79%	0.68%	0.89%	0.89%	0.87%
Return on average equity (annualized)	7.14%	7.65%	7.45%	6.66%	8.42%	8.76%	10.46%
Average interest rate spread (tax equivalent) (2)	3.52%	3.46%	3.48%	3.47%	3.66%	3.90%	3.98%
Net interest margin (annualized)	3.64%	3.56%	3.59%	3.58%	3.76%	4.01%	4.10%
Non-interest expense/average assets	0.86%	0.81%	3.34%	3.42%	3.20%	3.26%	3.00%
Efficiency ratio	70.71%	69.87%	70.24%	74.82%	69.94%	67.14%	61.10%

Capital Ratios:
Common equity tier 1 capital ratio	15.03%	N/A	N/A	N/A	N/A	N/A	N/A
Total risk based capital ratio	16.02%	16.51%	16.48%	16.26%	17.35%	17.43%	13.99%
Tier 1 risk based capital ratio	15.03%	15.47%	15.43%	15.19%	16.18%	16.16%	12.73%
Tier 1 leverage ratio	10.44%	9.73%	10.03%	9.36%	9.54%	9.50%	7.65%
Equity to assets	11.18%	10.28%	10.87%	9.94%	10.60%	10.72%	9.00%
Tangible common equity to tangible assets	10.50%	9.48%	10.17%	9.11%	10.12%	10.18%	8.31%

Asset Quality Ratios:
Nonperforming assets/total assets	0.71%	0.76%	0.76%	0.81%	0.75%	1.09%	0.96%
Non-performing loans/total loans	1.18%	1.36%	1.28%	1.44%	1.40%	1.93%	1.51%
Allowance for loan losses/nonperforming loans	97.28%	86.97%	89.99%	83.25%	93.01%	89.19%	104.56%
Allowance for loan losses as a percent of loans	1.15%	1.18%	1.15%	1.20%	1.30%	1.72%	1.58%

Share Data:
Basic earnings per common share	$0.12	$0.12	$0.48	$0.41	$0.53	$0.50	$0.66
Diluted earnings per common share	0.12	0.12	0.48	0.41	0.53	0.50	0.66
Dividends per common share	0.03	0.03	0.12	0.12	0.18	0.12	0.12
Book value per share	6.89	6.25	6.71	6.02	6.43	6.10	6.45
Tangible book value per share	6.42	5.71	6.23	5.47	6.11	5.76	5.95
Market price at period end	8.19	7.68	8.35	6.55	6.20	4.95	3.62
Weighted average common shares outstanding – basic	18,427,901	18,779,901	18,674,526	18,773,491	18,791,843	18,271,580	13,563,734
Weighted average common shares outstanding – diluted	18,429,309	18,779,901	18,675,416	18,773,491	18,791,843	18,271,580	13,563,734

Note: All performance ratios are based on average balance sheet amounts where applicable.

(1)	Loans do not include loans held for sale, which are not material.
(2)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA FOR TSOH

The following table summarizes financial results achieved by TSOH for the periods and at the dates indicated. The selected operating data presented below are not necessarily indicative of the results that may be expected for future periods. You should not assume the results of operations for past periods noted below indicate results for any future period.

The information below has been derived from TSOH’s Consolidated Financial Statements.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF

TRI-STATE 1ST BANC, INC.

	At March 31,		At December 31,
(Dollars in thousands, except per share data)	2015	2014	2014	2013	2012	2011	2010
Selected Financial Data:
Total assets	$139,484	$139,987	$130,953	$127,727	$138,361	$132,888	$124,067
Loans, net of allowance for loan losses (1)	66,125	63,231	66,133	66,341	61,421	60,133	61,177
Allowance for loan losses	825	940	824	989	1,115	1,224	1,121
Securities available for sale	42,314	45,590	42,723	43,094	54,824	49,735	38,063
Total deposits	121,997	119,147	113,490	100,573	98,228	102,292	97,152
Borrowings	6,159	6,164	6,159	13,588	25,344	16,853	14,480
Total stockholders’ equity	10,950	12,753	10,646	12,601	13,576	12,851	11,670

	As or For the Three Months Ended March 31,		As or For the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Selected Operating Data:
Total interest income	$1,138	$1,120	$4,521	$4,722	$4,876	$5,062	$5,279
Total interest expense	84	110	432	497	609	854	1,090

Net interest income	1,054	1,010	4,089	4,225	4,267	4,208	4,189
Provision for loan losses	5	(17)	(84)	(39)	17	328	454

Net interest income after provision for loan losses	1,049	1,027	4,173	4,264	4,250	3,880	3,735
Total non-interest income	492	638	2,760	2,983	2,882	2,924	2,918
Total non-interest expense	1,361	1,530	5,911	5,935	5,943	5,967	5,842

Income before income tax expense	180	135	1,022	1,312	1,189	837	812
Income tax expense	1	(15)	103	198	163	55	52

Net income	$179	$150	$919	$1,114	$1,026	$782	$759

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF

TRI-STATE 1ST BANC, INC.

	As or For the Quarter Ended March 31,		As or For the Year Ended December31,
	2015	2014	2014	2013	2012	2011	2010
Selected Operating Ratios and Other Data:
Performance Ratios:
Return on average assets (annualized)	0.54%	0.45%	0.69%	0.78%	0.72%	0.60%	0.61%
Return on average equity (annualized)	5.71%	4.81%	8.34%	8.70%	7.77%	6.43%	6.56%
Net interest rate spread (tax equivalent)(2)	3.10%	3.11%	3.22%	3.03%	3.07%	3.18%	3.37%
Net interest margin (annualized)	3.34%	3.38%	3.42%	3.22%	3.22%	3.43%	3.71%
Non-interest expense/average assets	4.13%	4.64%	4.44%	4.14%	4.19%	4.55%	4.69%
Efficiency ratio	88.01%	92.80%	86.31%	82.34%	83.13%	83.67%	82.13%

Capital Ratios:
Total risk based capital (to risk weighted assets)	19.98%	18.96%	17.65%	20.55%	21.00%	21.41%	21.29%
Tier 1 risk based capital (to risk weighted assets)	18.71%	17.74%	16.47%	19.33%	19.74%	20.15%	20.03%
Tier 1 leverage (core) capital (to tangible assets)	9.49%	10.76%	9.46%	10.93%	10.19%	10.42%	11.05%
Equity to total assets	7.85%	9.14%	8.13%	9.87%	9.81%	9.64%	9.41%
Tangible common equity to tangible assets	7.16%	6.13%	7.40%	6.55%	6.73%	6.48%	6.21%

Asset Quality Ratios:
Nonperforming assets/total assets	0.58%	1.04%	0.68%	1.23%	1.09%	1.45%	1.60%
Nonperforming loans/total loans	1.21%	2.17%	1.33%	2.33%	2.42%	3.15%	3.19%
Allowance for loan losses/nonperforming loans	101.68%	67.43%	92.53%	62.95%	73.93%	63.52%	56.47%
Allowance for loan losses as a percent of loans	1.23%	1.47%	1.23%	1.47%	1.78%	1.99%	1.80%

Share Data (1):
Basic earnings per common share	$0.18	$(0.10)	$0.68	$0.88	$0.79	$0.54	$0.52
Diluted earnings per common share	0.18	(0.10)	0.68	0.88	0.79	0.54	0.52
Dividends per common share	0.07	0.07	0.33	0.27	0.25	0.25	0.22
Tangible book value per share	10.07	8.78	9.76	8.40	9.61	8.66	8.76
Market price at period end	8.74	9.50	12.00	9.50	9.25	11.25	10.25
Weighted average common shares outstanding – basic	985,983	985,983	985,983	985,983	985,983	985,983	985,983
Weighted average common shares outstanding – diluted	985,983	985,983	985,983	985,983	985,983	985,983	985,983

(1)	Adjusted for a five-to-four stock split effective December 8, 2010.

(2)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.

UNAUDITED COMPARATIVE PER SHARE DATA

The following table summarizes selected share and per share information about Farmers and TSOH giving effect to the Merger and, where indicated, giving effect to the acquisition by Farmers of National Bancshares Corporation recently completed on June 19, 2015 (which is collectively referred to as “pro forma” information). The data in the table should be read together with the financial information and the financial statements of Farmers and TSOH incorporated by reference or included in this proxy statement/prospectus. The pro forma information is presented as an illustration only. The data does not necessarily indicate the combined financial position per share or combined results of operations per share that would have been reported if the Merger had occurred when indicated, nor is the data a forecast of the combined financial position or combined results of operations of Farmers, TSOH, and/or National Bancshares Corporation for any future period.

The information about book value per share and shares outstanding assumes that the Merger took place as of the dates presented. The information about dividends and earnings per share assumes that the Merger took place as of the periods presented. No pro forma adjustments have been included to reflect potential effects of the Merger related to integration expenses, cost savings or operational synergies which are expected to be obtained by combining the operations of Farmers and TSOH, or the costs of combining the companies and their operations. It is further assumed that Farmers will pay a cash dividend after the completion of the Merger at the annual rate of $0.12 per common share. The actual payment of dividends is subject to numerous factors, and no assurance can be given that Farmers will pay dividends following the completion of the Merger or that dividends will not be reduced in the future.

	Farmers Historical	NBOH Historical	Farmers Adjusted for NBOH	TSOH Historical	Pro Forma Combined(1)(2)(3)(4)	Equivalent Pro Forma TSOH(5)
Basic Net Income Per Common Share
Three Months Ended March 31, 2015	$0.12	$0.67	$0.14	$0.18	$0.14	$0.25
Year Ended December 31, 2014	$0.48	$2.65	$0.57	$0.93	$0.57	$1.00
Diluted Net Income Per Common Share
Three Months Ended March 31, 2015	$0.12	$0.66	$0.14	$0.18	$0.14	$0.25
Year Ended December 31, 2014	$0.48	$2.62	$0.57	$0.93	$0.57	$1.00
Dividends Declared Per Common Share
Three Months Ended March 31, 2015	$0.03	$0.10	$0.03	$0.07	$0.03	$0.05
Year Ended December 31, 2014	$0.12	$0.40	$0.12	$0.33	$0.12	$0.21
Book Value Per Common Share
Three Months Ended March 31, 2015	$6.89	$24.19	$7.13	$10.97	$7.14	$12.47
December 31, 2014	$6.71	$23.57	$6.95	$10.66	$6.95	$12.15
Tangible Book Value Per Common Share
Three Months Ended March 31, 2015	$6.42	$22.07	$5.64	$10.07	$5.53	$9.66
December 31, 2014	$6.23	$21.45	$5.45	$9.76	$5.34	$9.32

(1)	The pro forma combined book value per Farmers common share is based on the pro forma combined common shareholders’ equity for the merged entities divided by total pro forma common shares of the combined entities.
(2)	Pro forma dividends per share represent Farmers historical dividends per common share.
(3)	The pro forma combined diluted net income per Farmers common share is based on the pro forma combined diluted net income for the merged entities divided by total pro forma diluted common shares of the combined entities.
(4)	The pro forma tangible book value per Farmers common share is based on the pro forma combined tangible common shareholders’ equity for the merged entities divided by total pro forma common shares of the combined entities.
(5)	Represents the Pro Forma Combined information multiplied by the 1.747 exchange ratio.

MARKET PRICE AND DIVIDEND INFORMATION

Farmers’ common shares are traded on the Nasdaq under the symbol “FMNB.” TSOH’s common shares are traded on the OTC Pink marketplace under the symbol “TSOH.” The OTC Pink marketplace offers over-the-counter trading in a wide variety of equity securities.

A summary of the high and low prices of and cash dividends paid on TSOH and Farmers common shares for the first three quarters of 2015 and for the fiscal years ending 2014 and 2013 follows. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

	TSOH			Farmers
	High	Low	Dividends	High	Low	Dividends
2015
First Quarter	$16.00	$8.74	$0.07	$8.45	$7.09	$0.03
Second Quarter	13.95	8.74	0.07	8.44	8.02	0.03
Third Quarter (through August 14)	14.00	13.75	—	8.30	8.00	—
2014
First Quarter	$9.50	$9.50	$0.07	$7.75	$6.53	$0.03
Second Quarter	9.50	9.25	0.07	7.89	7.35	0.03
Third Quarter	9.70	9.05	0.07	8.71	7.10	0.03
Fourth Quarter	14.00	9.05	0.12	8.68	7.40	0.03
2013
First Quarter	$9.75	$9.25	$0.05	$6.90	$6.13	$0.03
Second Quarter	9.75	9.00	0.05	6.70	5.81	0.03
Third Quarter	9.72	9.15	0.05	6.58	6.10	0.03
Fourth Quarter	9.50	8.75	0.12	6.59	6.11	0.03

On June 23, 2015, the date of execution of the Merger Agreement, the closing price of TSOH’s common shares was $10.50. The information presented in the following table reflects the last reported sale prices per share of Farmers’ common shares as of June 23, 2015, the date of execution of the Merger Agreement, and on August 14, 2015, the last practicable day for which information was available prior to the date of this proxy statement/prospectus. The table also presents the equivalent market value per TSOH common share on June 23, 2015, and August 14, 2015, determined by multiplying the share price of a Farmers common share on such dates by the exchange ratio of 1.747. No assurance can be given as to what the market price of Farmers’ common shares will be if and when the Merger is consummated.

	Farmers Common Shares	Equivalent Price Per TSOH Common Share
June 23, 2015	$8.20	$14.33
August 14, 2015	$8.12	$14.19

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the section “FORWARD-LOOKING STATEMENTS” commencing on page 25, you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement/prospectus. The following is a discussion of the most significant factors that make an investment in Farmers common shares speculative or risky, but does not purport to present an exhaustive description of such risks. You should also consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” in the forepart of this document.

Risks Related to the Merger

The market value of Farmers common shares you receive in the Merger may decrease if there are fluctuations in the market price of Farmers’ common shares following the Merger.

Under the terms of the Merger Agreement, shareholders of TSOH will be entitled to receive from Farmers, after the Merger is completed, Merger consideration payable in the form of cash and Farmers common shares to be calculated as set forth in the Merger Agreement. At the Effective Time of the Merger, each TSOH common share will be converted into the right to receive: (i) 1.747 Farmers common shares, or (ii) $14.20 in cash, subject to adjustment under certain circumstances set forth in the Merger Agreement.

Farmers will not issue any fractional shares of common shares in connection with the Merger. Instead, each holder of TSOH common shares who would otherwise be entitled to receive a fraction of a Farmers common share (after taking into account all shares of TSOH common shares owned by such holder at the effective time of the Merger) will receive cash, without interest, in an amount equal to the Farmers fractional common share to which such holder would otherwise be entitled multiplied by the volume-weighted average, rounded to the nearest one tenth of a cent, of the closing sale prices of Farmers common shares based on information reported by the Nasdaq for the five (5) trading days trading days immediately preceding the effective date of the Merger.

Any change in the market price of Farmers common shares prior to the completion of the Merger will affect the market value of the Merger consideration that TSOH shareholders will receive following completion of the Merger. Stock price changes may result from a variety of factors that are beyond the control of Farmers and TSOH, including but not limited to general market and economic conditions, changes in their respective businesses, operations and prospects and regulatory considerations. Therefore, at the time of the TSOH special meeting, TSOH shareholders will not know the precise market value of the consideration they will receive at the effective time of the Merger. TSOH shareholders should obtain current sale prices for Farmers common shares before voting their shares at the TSOH special meeting.

Farmers could experience difficulties in managing its growth and effectively integrating the operations of TSOH.

The earnings, financial condition and prospects of Farmers after the Merger will depend in part on Farmers’ ability to integrate successfully the operations of TSOH and 1st National, and to continue to implement its own business plan. Farmers may not be able to fully achieve the strategic objectives and projected operating efficiencies anticipated in the Merger. The costs or difficulties relating to the integration of TSOH and 1st National with the Farmers organization may be greater than expected or the cost savings from any anticipated economies of scale of the combined organization may be lower or take longer to realize than expected. Inherent uncertainties exist in integrating the operations of any acquired entity, and Farmers may encounter difficulties, including, without limitation, loss of key employees and customers, and the disruption of its ongoing business or possible inconsistencies in standards, controls, procedures and policies. These factors could contribute to Farmers not fully achieving the expected benefits from the Merger.

The Merger Agreement limits TSOH’s ability to pursue alternatives to the Merger with Farmers, may discourage other acquirers from offering a higher valued transaction to TSOH and may, therefore, result in less value for the TSOH shareholders.

The Merger Agreement contains a provision that, subject to certain limited exceptions, prohibits TSOH from soliciting, negotiating, or providing confidential information to any third party relating to any competing proposal to acquire TSOH or 1st National.

In addition, if (a) Farmers terminates the Merger Agreement due to TSOH’s acceptance of another acquisition proposal, failure to recommend to the shareholders adoption of the Merger Agreement, or TSOH’s breach of the Merger Agreement’s prohibition on solicitation of other acquisition proposals, or, (b) TSOH terminates the Merger Agreement with the intention of entering into or accepting an alternate, superior proposal, then, in the case of either (a) or (b) above, TSOH shall pay to Farmers $500,000. The requirement that TSOH make such a payment could discourage another company from making a competing proposal.

The fairness opinion of TSOH’s financial advisor do not reflect changes in circumstances subsequent to the date of such opinion.

The TSOH board of directors received an opinion, dated June 23, 2015, from its financial advisor as to the fairness of the Merger consideration from a financial point of view as of the date of such opinion. Subsequent changes in the operation and prospects of TSOH or Farmers, general market and economic conditions and other factors that may be beyond the control of TSOH or Farmers may significantly alter the value of TSOH or Farmers or the prices of the TSOH common shares or the Farmers common shares by the time the Merger is completed. The opinion does not address the fairness of the Merger consideration from a financial point of view at the time the Merger is completed, or as of any other date other than the date of such opinion. The opinion of TSOH’s financial advisor is attached as Annex C to this proxy statement/prospectus. For a description of the opinion, see “THE MERGER – Opinion of TSOH’s Financial Advisor” on page 37 of this proxy statement/prospectus.

Farmers and TSOH shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management of the combined organization.

The Merger will dilute the ownership position of Farmers’ shareholders and result in TSOH’s shareholders having an ownership stake in the combined company that is smaller than their current stake in TSOH. Upon completion of the Merger, we estimate that continuing Farmers shareholders will own approximately 95.16% of the issued and outstanding common shares of the combined company, and former TSOH shareholders will own approximately 4.84% of the issued and outstanding common shares of the combined company assuming that all TSOH Series A preferred shares are converted to TSOH common shares. Consequently, Farmers shareholders and TSOH shareholders, as a general matter, will have less influence over the management and policies of the combined company after the effective time of the Merger than they currently exercise over the management and policies of Farmers and TSOH, respectively.

Failure to complete the Merger could negatively impact the value of TSOH’s shares and future businesses and financial results of Farmers and TSOH.

If the Merger is not completed, the ongoing businesses of Farmers and TSOH may be adversely affected, and Farmers and TSOH will be subject to several risks, including the following:

•	Farmers and TSOH will be required to pay certain costs relating to the Merger, whether or not the Merger is completed, such as legal, accounting, financial advisor and printing fees;

•	under the Merger Agreement, TSOH is subject to certain restrictions regarding the conduct of its business before completing the Merger, which may adversely affect its ability to execute certain of its business strategies; and

•	matters relating to the Merger may require substantial commitments of time and resources by Farmers and TSOH management, which could otherwise have been devoted to other opportunities that may have been beneficial to Farmers and TSOH as independent companies, as the case may be.

In addition, if the Merger is not completed, Farmers and TSOH may experience negative reactions from their respective customers and employees. Employees could resign and obtain other employment as a result of the potential Merger or a failed completion of the Merger. Farmers or TSOH also could be subject to litigation related to any failure to complete the Merger.

The Farmers common shares to be received by TSOH shareholders upon completion of the Merger will have different rights from TSOH common shares.

Upon completion of the Merger, TSOH shareholders will no longer be shareholders of TSOH but will instead become shareholders of Farmers, and their rights as shareholders of Farmers will be governed by the Ohio Revised Code and by Farmers’ Amended Articles of Incorporation and Amended Code of Regulations. The terms of Farmers’ Amended Articles of Incorporation and Amended Code of Regulations are in some respects materially different than the terms of TSOH’s Second Amended and Restated Articles of Incorporation, as amended, and Code of Regulations. See “COMPARISON OF CERTAIN RIGHTS OF TSOH AND FARMERS SHAREHOLDERS” on page 62 of this proxy statement/prospectus.

Completion of the Merger is subject to many conditions and if these conditions are not satisfied or waived, the Merger will not be completed.

The respective obligations of Farmers and TSOH to complete the Merger are subject to the fulfillment or written waiver of many conditions, including approval by the requisite vote of TSOH’s shareholders, receipt of requisite regulatory approvals, absence of orders prohibiting completion of the Merger, effectiveness of the registration statement of which this document is a part, approval of the Farmers shares to be issued to TSOH for listing on the Nasdaq, the continued accuracy of the representations and warranties by both parties, and the performance by both parties of their covenants and agreements. See “THE MERGER AGREEMENT – Conditions to the Merger” on page 58 of this proxy statement/prospectus. These conditions to the consummation of the Merger may not be fulfilled and, accordingly, the Merger may not be completed. In addition, if the Merger is not completed by June 23, 2016, either Farmers or TSOH may have the opportunity to choose not to proceed with the Merger, and the parties can mutually decide to terminate the Merger Agreement at any time, before or after approval by the requisite vote of the TSOH shareholders. In addition, Farmers or TSOH may elect to terminate the Merger Agreement in certain other circumstances. See “THE MERGER AGREEMENT – Termination; Termination Fee” on page 60 of this proxy statement/prospectus for a fuller description of these circumstances.

Risks Related to Farmers’ Business

You should read and consider risk factors specific to Farmers’ business that will also affect the combined company after the Merger, described in Farmers’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 and Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as amended by the Form 10-K/A filed with the Commission on April 27, 2015, and as updated by subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed by Farmers with the SEC and incorporated by reference into this document. See “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” on page 69 of this proxy statement/prospectus.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated herein by reference contain forward-looking statements, including statements about Farmers’, TSOH’s and the combined entity’s financial condition, results of operations, earnings outlook, asset quality trends and profitability. Forward-looking statements express Farmers’ and TSOH’s management’s current expectations or forecasts of future events and, by their nature, are subject to assumptions, risks and uncertainties. Certain statements contained in this proxy statement/prospectus and the documents incorporated herein by reference that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, or the Reform Act, notwithstanding that such statements are not specifically identified.

In addition, certain statements may be contained in the future filings of Farmers with the SEC, in press releases and in oral and written statements made by or with the approval of Farmers or TSOH that are not statements of historical fact and constitute forward-looking statements within the meaning of the Reform Act. Examples of forward-looking statements include, but are not limited to:

•	statements about the benefits of the Merger between Farmers and TSOH, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the Merger;

•	statements regarding plans, objectives and expectations of Farmers or TSOH or their respective management or boards of directors;

•	statements regarding future economic performance; and

•	statements regarding assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	the risk that the businesses of Farmers and TSOH will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame;

•	revenues or earnings following the Merger may be lower than expected;

•	deposit attrition, operating costs, customer loss and business disruption following the Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;

•	the inability to obtain governmental approvals of the Merger on the proposed terms and schedule;

•	the failure of TSOH’s shareholders to approve the Merger;

•	local, regional, national and international economic conditions and the impact they may have on Farmers and its customers and Farmers’ assessment of that impact;

•	changes in the level of non-performing assets, delinquent loans and charge-offs;

•	material changes in the value of Farmers’ common shares;

•	changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	the risk that management’s assumptions and estimates used in applying critical accounting policies prove unreliable, inaccurate or not predictive of actual results;

•	inflation, interest rate, securities market and monetary fluctuations;

•	changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity;

•	competitive pressures among depository and other financial institutions may increase and have an effect on pricing, spending, third-party relationships and revenues;

•	changes in laws and regulations (including laws and regulations concerning taxes, banking and securities) with which Farmers and TSOH must comply;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve;

•	legislation affecting the financial services industry as a whole, and/or Farmers and its subsidiaries, individually or collectively;

•	governmental and public policy changes; and

•	the impact on Farmers’ businesses, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts.

Additional factors that could cause Farmers’ and TSOH’s results to differ materially from those described in the forward-looking statements can be found in Farmers’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Farmers or TSOH or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. Farmers and TSOH undertake no obligation to update any forward-looking statement.

THE SPECIAL MEETING OF SHAREHOLDERS OF TSOH

Time, Date and Place

This proxy statement/prospectus is being provided to TSOH common and Series A preferred shareholders in connection with the solicitation of proxies by the TSOH board of directors for use at the special meeting of shareholders to be held at 10:00 a.m., local time, on September 22, 2015, at TSOH’s offices, 16924 St. Clair Avenue, East Liverpool, Ohio 43920, including any adjournments of the special meeting.

This proxy statement/prospectus is also being furnished by Farmers to TSOH common shareholders as a prospectus in connection with the issuance of Farmers common shares upon completion of the Merger.

Matters to be Considered

At the special meeting, the shareholders of TSOH will be asked to consider and vote upon the following matters:

•	a proposal to adopt and approve the Merger Agreement;

•	a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement; and

•	any other business which properly comes before the special meeting or any adjournment or postponement of the special meeting. The board of directors of TSOH is unaware of any other business to be transacted at the special meeting.

The board of directors of TSOH believes that the Merger with Farmers is in the best interests of TSOH shareholders and recommends that you vote (1) “FOR” the adoption and approval of the Merger Agreement and (2) “FOR” the proposal to adjourn the special meeting of TSOH shareholders, if necessary, to solicit additional proxies.

Record Date; Shares Outstanding and Entitled to Vote

The board of directors of TSOH has fixed the close of business on August 14, 2015, as the record date for determining the TSOH common shareholders who are entitled to notice of and to vote at the TSOH special meeting of shareholders and the TSOH Series A preferred shareholders who are entitled to notice of the TSOH special meeting of shareholders. Only TSOH shareholders at the close of business on the record date will be entitled to notice of the TSOH special meeting, and only holders of TSOH common shares at the close of business on the record date will be entitled to vote at the TSOH special meeting.

As of the close of business on August 14, 2015, there were 985,983 TSOH common shares outstanding and entitled to vote at the special meeting. The TSOH common shares were held of record by approximately 235 shareholders. Each TSOH common share entitles the holder to one vote on all matters properly presented at the special meeting.

Votes Required; Quorum

Under TSOH’s Second Amended and Restated Articles of Incorporation, as amended, the adoption and approval of the Merger Agreement requires the affirmative vote of the holders of at least two-thirds of the TSOH common shares outstanding and entitled to vote at the special meeting. Approval of an adjournment of the special meeting requires the affirmative vote of the holders of a majority of TSOH’s common shares represented, in person or by proxy, at the special meeting. TSOH’s Series A preferred shareholders will not be entitled to vote at the special meeting.

As of June 23, 2015, directors of TSOH beneficially owned an aggregate of 278,122 TSOH common shares, an amount equal to approximately 28.2% of the outstanding TSOH common shares. All of the directors and executive officers of TSOH entered into the Voting Agreements with Farmers pursuant to which they agreed, subject to certain other terms and conditions, to vote their shares in favor of the adoption and approval of the Merger Agreement. As of the date of this proxy statement/prospectus, Farmers and its directors, executive officers and affiliates beneficially owned no TSOH common shares or Series A preferred shares.

Your vote is important. The adoption and approval of the Merger Agreement requires the affirmative vote of the holders of at least two-thirds of the TSOH common shares outstanding and entitled to vote at the TSOH special meeting. The proposal to approve adjournment of the TSOH special meeting, if necessary, to solicit additional proxies requires the affirmative vote of at least a majority of the TSOH common shares represented in person or by proxy at the TSOH special meeting. Brokers who hold TSOH common shares in “street name” for the beneficial owners cannot vote these TSOH common shares on any of the proposals without specific instructions from the beneficial owners. If you fail to return your proxy card or vote in person at the special meeting or if you mark “ABSTAIN” on your proxy card or ballot at the special meeting, or if your TSOH common shares are held in “street name” and you fail to instruct your broker how to vote, it will have the same effect as a vote “AGAINST” the adoption and approval of the Merger Agreement, but will have no effect on the other proposal.

A quorum, consisting of the holders of a majority of the outstanding TSOH common shares, must be present in person or by proxy at the TSOH special meeting before any action, other than the adjournment of the special meeting, can be taken. A properly executed proxy card marked “ABSTAIN” will be counted for purposes of determining whether a quorum is present.

The TSOH board of directors does not expect any matter other than the adoption and approval of the Merger Agreement and, if necessary, the approval of the adjournment of the special meeting to solicit additional proxies, to be brought before the TSOH special meeting. If any other matters are properly brought before the special meeting for consideration, TSOH common shares represented by properly executed proxy cards will be voted, to the extent permitted by applicable law, in the discretion of the persons named in the proxy card in accordance with their best judgment.

Solicitation and Revocation of Proxies

A proxy card accompanies each copy of this proxy statement/prospectus mailed to TSOH shareholders. Your proxy is being solicited by the board of directors of TSOH. Whether or not you attend the special meeting, the TSOH board of directors urges you to return your properly executed proxy card as soon as possible. If you return your properly executed proxy card prior to the special meeting and do not revoke it prior to its use, the TSOH common shares represented by that proxy card will be voted at the special meeting or, if appropriate, at any adjournment of the special meeting. TSOH’s common shares will be voted as specified on the proxy card or, in the absence of specific instructions to the contrary, will be voted “FOR” the adoption and approval of the Merger Agreement and “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies.

If you have returned a properly executed proxy card, you may revoke it at any time before a vote is taken at the special meeting by:

•	filing a written notice of revocation with the Chief Financial Officer of TSOH, at 16924 St. Clair Avenue, East Liverpool, Ohio 43920;

•	executing and returning another proxy card with a later date; or

•	attending the special meeting and giving notice of revocation in person.

Your attendance at the special meeting will not, by itself, revoke your proxy.

If you hold your TSOH common shares in “street name” through a broker, bank or other nominee, you must provide your broker, bank or nominee (the record holder of your common shares) with instructions on how to vote your common shares. Your broker, bank or other nominee will provide you with a proxy card and voting instructions. If you have instructed your broker, bank or other nominee to vote your common shares, you must follow the directions received from your broker, bank or other nominee to change or revoke your vote.

TSOH will bear its own cost of solicitation of proxies on behalf of the TSOH board of directors. Proxies will be solicited by mail, and may be further solicited by additional mailings, personal contact, telephone, facsimile or electronic mail, by directors, officers and employees of TSOH, none of whom will receive additional compensation for their solicitation activities. TSOH has also engaged Georgeson Inc., a proxy soliciting firm, to assist in the solicitation of proxies for a fee of $8,000, $6.00 per completed telephone contact with a shareholder, an additional $4.50 for a telephone vote received, $500 for establishing a toll free number for shareholder inquiries and reimbursement of out-of-pocket expenses. TSOH will also pay the standard charges and expenses of brokerage houses, voting trustees, banks, associations and other custodians, nominees and fiduciaries, who are record holders of TSOH common shares not beneficially owned by them, for forwarding this proxy statement/prospectus and other proxy solicitation materials to, and obtaining proxies from, the beneficial owners of TSOH common shares entitled to vote at the special meeting.

PROPOSALS SUBMITTED TO TSOH SHAREHOLDERS

Merger Proposal

As discussed throughout this proxy statement/prospectus, TSOH is asking its common shareholders to adopt and approve the Merger Agreement. TSOH common shareholders should carefully read this document in its entirety for more detailed information regarding the Merger Agreement and the Merger. In particular, shareholders are directed to the copy of the Merger Agreement attached as Annex B to this proxy statement/prospectus.

The board of directors of TSOH recommends a vote “FOR” the approval and adoption of the Merger Agreement.

Adjournment Proposal

The special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, the solicitation of additional proxies if there are insufficient votes at the time of the special meeting to approve and adopt the Merger Agreement. If, at the time of the special meeting, the number of common shares of TSOH present or represented and voting in favor of the Merger Agreement proposal is insufficient to approve and adopt the Merger Agreement, TSOH intends to move to adjourn the special meeting in order to enable the TSOH board of directors to solicit additional proxies for approval of the proposal. In that event, TSOH will ask the TSOH common shareholders to vote only upon the adjournment proposal and not the merger proposal.

In the adjournment proposal, TSOH is asking its common shareholders to authorize the holder of any proxy solicited by the TSOH board of directors to vote in favor of granting discretionary authority to the proxy holders to adjourn the special meeting to another time and place for the purpose of soliciting additional proxies. If the TSOH common shareholders approve the adjournment proposal, TSOH could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from TSOH common shareholders who have previously voted.

The TSOH board of directors recommends a vote “FOR” the TSOH adjournment proposal.

Other Matters to Come Before the Special Meeting

No other matters are intended to be brought before the special meeting by TSOH, and TSOH does not know of any matters to be brought before the special meeting by others. If, however, any other matters properly come before the special meeting, the persons named in the proxy will vote the common shares represented thereby in accordance with their best judgment on any such matter.

DISSENTERS’ RIGHTS

Rights of Dissenting TSOH Shareholders

Shareholders of TSOH are entitled to certain dissenters’ rights pursuant to Sections 1701.84(A) and 1701.85 of the OGCL. Section 1701.85 generally provides that shareholders of TSOH will not be entitled to such rights without strict compliance with the procedures set forth in Section 1701.85, and failure to take any one of the required steps may result in the termination or waiver of such rights. Specifically, any TSOH shareholder who is a record holder of TSOH shares on August 14, 2015, the record date for the special meeting, and whose shares are not voted in favor of the adoption of the Merger Agreement may be entitled to be paid the “fair cash value” of such TSOH shares after the effective time of the Merger. To be entitled to such payment, a shareholder must deliver to TSOH a written demand for payment of the fair cash value of the common shares held by such shareholder, before the vote on the Merger proposal is taken, the shareholder must not vote in favor of approval and adoption of the Merger Agreement, and the shareholder must otherwise comply with Section 1701.85. A TSOH shareholder’s failure to vote against the adoption and approval of the Merger Agreement will not constitute a waiver of such shareholder’s dissenters’ rights. Any written demand must specify the shareholder’s name and address, the number and class of shares held by him, her or it on the record date, and the amount claimed as the “fair cash value” of such TSOH common shares. See the text of Section 1701.85 of the OGCL attached as Annex A to this proxy statement/prospectus for specific information on the procedures to be followed in exercising dissenters’ rights.

If TSOH so requests, dissenting shareholders must submit their share certificates to TSOH within 15 days of such request, for endorsement on such certificates by TSOH that a demand for appraisal has been made. Failure to comply with such request will terminate the dissenting shareholders’ rights. Such certificates will be promptly returned to the dissenting shareholders by TSOH. If TSOH and any dissenting shareholder cannot agree upon the “fair cash value” of TSOH’s shares, either may, within three months after service of demand by the shareholder, file a petition in the Court of Common Pleas of Columbiana County, Ohio, for a determination of the “fair cash value” of such dissenting shareholder’s TSOH shares. The fair cash value of a TSOH share to which a dissenting shareholder is entitled to under Section 1701.85 will be determined as of the day prior to the vote of the TSOH shareholders. Investment banker opinions to company boards of directors regarding the fairness from a financial point of view of the consideration payable in a transaction such as the Merger are not opinions regarding, and do not address, “fair cash value” under Section 1701.85.

If a TSOH shareholder exercises his, her or its dissenters’ rights under Section 1701.85, all other rights with respect to such shareholder’s TSOH shares will be suspended until TSOH purchases the shares, or the right to receive the fair cash value is otherwise terminated. Such rights will be reinstated should the right to receive the fair cash value be terminated other than by the purchase of the shares.

The foregoing description of the procedures to be followed in exercising dissenters’ rights available to holders of TSOH’s shares pursuant to Section 1701.85 of the OGCL may not be complete and is qualified in its entirety by reference to the full text of Section 1701.85 attached as Annex A to this proxy statement/prospectus.

THE MERGER

The Proposed Merger

The Merger Agreement provides for the merger of TSOH with and into Merger Sub, a newly-formed, wholly-owned subsidiary of Farmers (the “Merger”), with Merger Sub as the surviving entity. Thereafter, Merger Sub promptly will be dissolved and liquidated and, at a later time as soon as practicable as specified by Farmers Bank and certified by the OCC, 1st National will be merged with and into Farmers Bank, with Farmers Bank surviving the subsidiary bank merger.

The Merger Agreement is attached to this proxy statement/prospectus as Annex B and is incorporated in this proxy statement/prospectus by reference. You are encouraged to read the Merger Agreement carefully, as it is the legal document that governs the Merger.

Background of the Merger

TSOH’s board of directors and management have, since completing the transaction in 2008 in which the TSOH Series A preferred shares were issued and TSOH ceased to be required to file reports with the SEC in an effort to reduce operating costs, sought ways to secure capital for its and 1st National’s benefit, and to maximize the benefits of equity ownership for TSOH’s shareholders. During 2011, 2012 and 2013, TSOH focused on potential capital raising transactions, in light of market conditions for private placements of equity securities, while also considering a potential sale of the company or divestitures of non-core subsidiaries. During this time, TSOH received regular updates from management and advisors about the state of the community bank mergers and acquisitions market, while continuing to receive updates about potential capital raising opportunities. In 2014, it began to focus specifically on a potential sale of the company and potential divestitures of its non-banking related subsidiaries. In the second half of 2014, the board of TSOH determined to sell off its non-bank subsidiaries to focus on its core business and explore a potential sale of TSOH.

In February 2014, Stephen R. Sant, President and CEO of TSOH, was introduced to Kevin J. Helmick, Farmers’ President and Chief Executive Officer, by Timothy Shaffer, Senior Vice President of Farmers. On June 3, 2014, Mr. Sant and Timothy G. Dickey, a director of TSOH and 1st National Community Bank, met with Mr. Helmick and Lance J. Ciroli, Chairman of Farmers, at which time Farmers indicated an interest in banking operations in Southern Columbiana County, Ohio.

On June 18, 2014, TSOH’s board of directors held a meeting to consider various options with respect to the future of TSOH and its shareholders, including seeking additional equity investment to remain an independent company, as well as exploring the possibility of a sale of TSOH to provide liquidity to TSOH shareholders in light of the very thin trading volume of TSOH common stock. The sense of the board was that exploring a potential sale of the company, including the possible sale of the non-bank subsidiaries in separate transactions or as part of a sale of TSOH, was appropriate. Further, the board discussed the pros and cons of a negotiated transaction versus the viability of a controlled auction process. In a series of meetings during July and August of 2014, TSOH’s board met to continue consideration of a sale of the company. At a meeting on July 11, 2014, Boenning presented to the board an overview of the state of the mergers and acquisitions marketplace and the factors to consider in beginning a sale process. On July 16, 2014, TSOH’s board authorized management to begin to divest TSOH of its non-bank subsidiary businesses.

On August 6, 2014, Mr. Sant met with Mr. Helmick and discussed TSOH’s plan to sell the non-bank businesses, as further described below. Mr. Helmick indicated Farmers’ willingness to look at an acquisition of the subsidiary businesses and of TSOH as a whole.

In connection with TSOH’s efforts to sell its non-bank subsidiary MDH, on September 22, 2014, Farmers and TSOH entered into a standard confidentiality agreement. On October 2, 2014, Farmers submitted a non-binding letter of intent with respect to MDH (which was nevertheless subsequently sold by TSOH to MDH’s own management team in April 2015 pursuant to a previously existing right of first refusal).

During this period, TSOH’s board of directors continued to study a potential sale transaction of TSOH. On November 19, 2014, TSOH’s board met again, along with representatives of Boenning, to discuss factors relevant to a potential sale, including the amount of consideration that could potentially be received in such a transaction, the type of transaction to pursue, the number of realistic potential buyers, and the impact of such a sale of TSOH on its employees and community. That same day, the board approved the engagement of Boenning as the company’s financial advisor for a sale of TSOH and 1st National.

On December 10, 2014, Mr. Helmick, Mr. Sant and representatives of Boenning discussed by teleconference the prospect of a negotiated acquisition of TSOH and MDH by Farmers. Shortly thereafter, TSOH established a virtual data room to facilitate due diligence by potential acquirers of TSOH, including Farmers. On December 15, 2014, Farmers executed a confidentiality agreement in connection with a potential acquisition of TSOH as a whole.

In late December 2014, TSOH completed divestitures of its two other non-banking subsidiaries, Cooper Insurance Agency Inc. and Gateminder Corporation.

On January 15, 2015, Farmers submitted to TSOH a non-binding letter of intent with respect to an acquisition of TSOH, 1st National and MDH. On January 21, 2015, TSOH’s board of directors met with representatives of Boenning and Buchanan Ingersoll & Rooney PC, counsel to TSOH (“Buchanan”), to discuss the letter of intent, its key proposed financial terms and the impact of such a transaction on the shareholders and employees of TSOH and the community in which it conducts business. On January 30, 2015, TSOH’s board met again, inviting representatives of Boenning and Buchanan to discuss the letter of intent and authorizing management to enter into the non-binding letter of intent and proceed with discussions with Farmers about a potential acquisition of TSOH and 1st National. TSOH and Farmers signed the letter of intent on January 30, 2015.

During February 2015, TSOH provided extensive due diligence information through its virtual data room to Farmers and performed its own diligence inquiry into Farmers, including on-site visits by members of TSOH’s and 1st National’s management and review of information provided by Farmers. On February 27, 2015, Charles Lang, Chairman of TSOH’s board, met with Mr. Helmick to discuss various aspects of the potential acquisition, including the culture of the two organizations and prospects for continuing employment of TSOH employees.

On March 3, 2015, Farmers delivered to TSOH a non-binding term sheet, in connection with the previously executed non-binding letter of intent. The term sheet only included TSOH and 1st National, as TSOH had begun a sale of MDH to its own management as a result of Dr. Marc Hoffrichter, MDH’s then-President and CEO, executing his right of first refusal. TSOH’s board met on March 9, 2015 to discuss the term sheet. Messrs. Helmick and Ciroli of Farmers were present to discuss Farmers as a whole, including why Farmers believed TSOH represented a good fit for Farmers, and to answer questions from the TSOH board about the proposed transaction. After Messrs. Helmick and Ciroli left the meeting, the board had an extensive discussion regarding the terms Farmers was proposing, including prospective timing given Farmers’ then-pending acquisition of National Bancshares, and concluded that, given the non-binding nature of the letter of intent and related term sheet, there was no firm meeting of the minds as to the timing of an acquisition of TSOH. Ultimately, the board authorized management of TSOH to enter into the term sheet with the caveat that TSOH quickly receive a draft model merger agreement to review and consider as the baseline for any transaction ultimately agreed upon. On March 12, 2015, TSOH entered into the term sheet. Subsequently, on March 20, 2015, Farmers delivered a preliminary draft of a merger agreement and bank merger agreement consistent with the letter of intent and term sheet.

On April 21, 2015, Mr. Lang met with Mr. Helmick to discuss the proposed transaction and on April 22, 2015, the board of directors of TSOH held a meeting at which representatives of Boenning and Buchanan were present. During the course of this meeting, the directors reviewed the proposed draft acquisition documents with the advisors present and discussed revisions proposed by TSOH to the extent a final transaction could be agreed upon. In the course of this review and discussion, the directors asked questions and discussed the impact of the Merger Agreement’s treatment of competing transactions and the proposed break fee, as well as obligations under the voting agreements requested by Farmers. Buchanan gave a presentation to the board regarding the fiduciary duties to which each director is subject under Ohio law in connection with transactions such as the one proposed by the letter of intent and term sheet.

On May 19, 2015, Messrs. Helmick and Ciroli of Farmers joined a meeting of the board of directors of TSOH by conference telephone to discuss potential timelines of a transaction between Farmers and TSOH consistent with the transactions described in the letter of intent and the term sheet.

During late May and June 2015, TSOH’s management, with advice from Buchanan and Boenning, negotiated the terms and conditions of the Merger Agreement with Farmers and its legal counsel Vorys, Sater, Seymour and Pease LLP. During this period, revised versions of the Merger Agreement were exchanged and discussed via telephone. Concurrently, during April, May and June 2015, Mr. Sant and Mr. Helmick met periodically in person or by telephone to discuss various aspects of the proposed acquisition and the Merger Agreement.

On June 23, 2015, TSOH’s board of directors held a meeting to consider and act on the negotiated final form of the Merger Agreement, and to review and consider the advice and receive the opinion of its financial advisor Boenning. During this meeting, Buchanan gave an extensive review of the Merger Agreement and Voting Agreement for the benefit of TSOH’s directors and answered additional questions raised by directors. Buchanan also reviewed the fiduciary duties previously presented to the board. At this meeting, Boenning’s representatives presented its financial analysis as described in “Opinion of TSOH’s Financial Advisor” on page 37, and delivered its oral opinion that, as of June 23, 2015, the Merger Consideration was fair to the holders of TSOH common shares and Series A preferred shares from a financial point of view.

TSOH’s board of directors reviewed, considered, and discussed the Merger Agreement, fairness analysis and fairness opinion. At the conclusion of the meeting, the board of directors, by a unanimous vote:

•	determined that the Merger, the Merger Agreement and the Merger consideration were fair to TSOH and TSOH’s shareholders and that entering into the Merger Agreement and completing the Merger and the other transactions contemplated by the Merger Agreement was in the best interest of TSOH and its shareholders, based on the evaluation and consideration of all reports and information available to the board of directors as of the date of the meeting and all factors that the board of directors deemed relevant, including, without limitation, the fairness opinion;

•	authorized and approved the Merger and all other transactions contemplated by the Merger Agreement;

•	approved and adopted the Merger Agreement;

•	authorized officers of TSOH to execute and deliver the Merger Agreement; and

•	recommended that TSOH shareholders vote for approval of the Merger Agreement.

After the market closed on June 23, 2015, TSOH and Farmers executed and delivered the Merger Agreement and TSOH delivered the related disclosure schedules. On the morning of June 24, 2015, Farmers and TSOH issued a joint press release announcing execution of the Merger Agreement and the terms of the Merger.

In addition, all of the directors and executive officers of TSOH executed and delivered the Voting Agreements.

TSOH’s Reasons for the Merger

In determining that the Merger and the Merger Agreement were fair to and in the best interest of TSOH and its shareholders, in authorizing and approving the Merger, in adopting the Merger Agreement and in recommending that TSOH shareholders vote for approval of the Merger Agreement, TSOH’s board of directors consulted with TSOH’s management, with Boenning & Scattergood and with Buchanan Ingersoll & Rooney and also reviewed, considered and discussed a number of factors that TSOH’s board of directors viewed as relevant to its decisions, including, without limitation, the following:

•	the form and amount of the Merger consideration, including the tax treatment of the stock portion of the consideration and reduced volatility provided by having a portion of the consideration paid in the form of cash;

•	the terms of the Merger Agreement, and the analyses presented by Buchanan, and Boenning, as to the structure of the Merger, the Merger Agreement, the fiduciary and legal obligations applicable to directors when considering a sale or merger of a company, and the process that TSOH (including its board of directors) employed in considering the Merger with Farmers and the possibility of exploring alternative transactions, raising additional capital and remaining independent;

•	the financial analyses reviewed and discussed with TSOH’s board of directors by Boenning, as well as the oral opinion of Boenning delivered to TSOH’s board of directors on June 23, 2015 (which was subsequently confirmed in writing), that the Merger consideration was fair to holders of TSOH common shares and Series A preferred shares as of such date from a financial point of view;

•	Farmers’ community banking orientation and its compatibility with the similar operating philosophy of TSOH and 1st National Community Bank;

•	the business, earnings, operations, financial condition, management, prospects, capital levels and asset quality of both TSOH and Farmers and the board’s assessment of potential for the Merger to enhance both short-term and long-term shareholder value for both TSOH and Farmers;

•	the price of remaining independent in light of the increasing challenges and costs of operating in the current economic, regulatory and technological environment;

•	rising regulatory capital expectations paired with earnings and capital formation challenges;

•	the impediments to realizing an appropriate value for or price of TSOH’s common shares in the trading markets associated with its small size, lack of institutional ownership and limited public float, noting the average volume of TSOH shares according to SNL Financial had been only 136 shares per day over the previous year;

•	Farmers’ access to capital and managerial resources relative to that of TSOH;

•	the greater market capitalization of the combined organization and trading volume and liquidity of Farmers common shares in the event TSOH shareholders desire to sell the Farmers common shares to be received by them upon completion of the Merger;

•	the anticipated future long-term earnings growth of TSOH compared to the potential future earnings of Farmers and the combined company;

•	the board’s desire to provide shareholders with the prospect for greater future appreciation on their investments through ownership of Farmers common shares than the amount of appreciation that the board of directors believed TSOH could achieve independently;

•	increasing levels of competition from larger banks and non-banks;

•	the anticipated impact of the transaction on TSOH’s employees, depositors, customers and the communities that it serves including the potential to better serve its customers and enhance its competitive position as a community bank due to Farmers’ ability to offer more diverse financial products and services as a larger and more highly capitalized institution while still offering the local attention that customers deserve;

•	the higher legal lending limit of the combined institutions that will allow TSOH to better serve the loan needs of its existing business customers and new business customers entering the market as a result of Utica Shale;

•	the close proximity of Farmers and TSOH allowing for enhanced future employment opportunities for TSOH employees;

•	the strength and ability of Farmers to complete the Merger from a business, financial and regulatory perspective;

•	the geographic fit of the branch networks of the combined company, and the potential for operating synergies and cross-marketing of products and services across the combined company for the benefit of customers; and

•	the likelihood of successful integration, efficiencies and operation of the combined company.

The TSOH board of directors also reviewed, considered and discussed a number of potential risks and uncertainties in connection with its consideration of the proposed Merger, including, without limitation, the following:

•	the challenges of integrating TSOH’s business, operations and employees with those of Farmers;

•	the risks associated with the operations of the combined company, including the ability to achieve the anticipated cost savings and revenue enhancements contemplated by the respective management teams;

•	the need to obtain and likelihood of obtaining approval by shareholders of TSOH and regulators in order to complete the transactions;

•	the risks and costs associated with entering into the Merger Agreement and restrictions on the conduct of TSOH’s business before the Merger is completed;

•	the possibility of a reduction in the trading price of Farmers common shares following the announcement of the Merger Agreement and prior to completion of the Merger;

•	the impact that provisions of the Merger Agreement relating to payment of a $500,000 termination fee by TSOH (and TSOH’s inability to terminate the Merger Agreement prior to a shareholder vote even if a superior proposal is received), may have on TSOH receiving an alternative takeover proposal;

•	the potential costs associated with executing the Merger Agreement, including change of control payments and related costs, as well as estimated advisor fees;

•	the possible decrease in the quality of customer service prior to the close of the Merger; and

•	the possibility of litigation in connection with the Merger.

This discussion of the information and factors considered by TSOH’s board of directors in reaching its conclusion and recommendation includes the factors identified above, but is not intended to be exhaustive and may not include all of the factors reviewed, considered, and discussed by TSOH’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and other transactions contemplated by the Merger Agreement, and the complexity of these matters, TSOH’s board of directors did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it reviewed, considered, and discussed in reaching its determination to approve the Merger and the other transactions contemplated by the Merger Agreement, and to make its recommendation to TSOH shareholders. Rather, TSOH’s board of directors viewed its decisions as being based on the totality of the information presented to it and all factors it considered, including its discussions with and questioning of members of TSOH’s management and outside legal and financial advisors. In addition, individual members of TSOH’s board of directors may have assigned different weights to different factors.

Certain of TSOH’s directors and executive officers have financial interests in the Merger that are different from, or in addition to, those of TSOH’s shareholders generally. The TSOH board of directors was aware of and considered these potential interests, among other matters, in evaluating the Merger and in making its recommendation to TSOH shareholders. For a discussion of these interests, see “Interests of TSOH Directors and Executive Officers in the Merger” on page 43.

Recommendation of the TSOH Board of Directors

TSOH’s board of directors has determined that the Merger Agreement and the transactions contemplated thereby, including without limitation the Merger, are fair to and in the best interests of TSOH and TSOH shareholders. TSOH’s board of directors recommends that TSOH common shareholders vote “FOR” approval and adoption of the Merger Agreement and the Merger.

Opinion of TSOH’s Financial Advisor

Boenning is acting as financial advisor to TSOH in connection with the Merger. Boenning is a registered broker-dealer providing investment banking services with substantial expertise in transactions similar to the Merger. As part of its investment banking activities, Boenning is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwriting, private placements and valuations for estate, corporate and other purposes.

On June 23, 2015, Boenning rendered its oral opinion, which was subsequently confirmed in writing, to the TSOH board of directors that, as of such date, the Merger consideration to be received by the holders of TSOH’s stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Boenning’s written opinion dated June 23, 2015, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex C to this proxy statement and is incorporated herein by reference. You are urged to, and should, read this opinion carefully and in its entirety in connection with this proxy statement. The summary of Boenning’s opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion. Boenning’s opinion does not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the Merger.

No limitations were imposed by TSOH on the scope of Boenning’s investigation or the procedures to be followed by Boenning in rendering its opinion. Boenning was not requested to, and did not, make any recommendation to the TSOH board of directors as to the form or amount of the consideration to be paid to the TSOH stockholders, which was determined through arm’s length negotiations between the parties. In arriving at its opinion, Boenning did not ascribe a specific range of values to TSOH. Its opinion is based on the financial and comparative analyses described below.

In connection with its opinion, Boenning, among other things:

•	reviewed the historical financial performances, current financial positions and general prospects of Farmers and TSOH and reviewed certain internal financial analyses and forecasts prepared by the management of TSOH;

•	reviewed the Merger agreement, dated June 23, 2015;

•	reviewed and analyzed the stock market performance of Farmers and TSOH;

•	studied and analyzed the consolidated financial and operating data of Farmers and TSOH;

•	reviewed the pro forma financial impact of the Merger on Farmers, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined by senior management of Farmers and TSOH;

•	considered the financial terms of the Merger between Farmers and TSOH as compared with the financial terms of comparable bank and bank holding company mergers and acquisitions;

•	met and/or communicated with certain members of Farmers’ and TSOH’s senior management to discuss their respective operations, historical financial statements and future prospects; and

•	conducted such other financial analyses, studies and investigations as Boenning deemed appropriate.

Boenning’s opinion was given in reliance on information and representations made or given by Farmers and TSOH, and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by Farmers and TSOH including financial statements, financial projections, and stock price data as well as certain information from recognized independent sources. Boenning did not independently verify the information concerning Farmers and TSOH nor other data which Boenning considered in its review and, for purposes of its opinion, Boenning assumed and relied upon the accuracy and completeness of all such information and data. Boenning assumed that all forecasts and projections provided to it had been reasonably prepared and reflected the best currently available estimates and good faith judgments of the management of Farmers and TSOH as to their most likely future financial performance. Boenning expressed no opinion as to any financial projections or the assumptions on which they were based. Boenning did not conduct any valuation or appraisal of any assets or liabilities of Farmers or TSOH, nor have any such valuations or appraisals been provided to Boenning. Additionally, Boenning assumed that the Merger is, in all respects, lawful under applicable law.

With respect to anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and financial and other information relating to the general prospects of Farmers and TSOH, Boenning assumed that such information had been reasonably prepared and reflected the best currently available estimates and good faith judgment of the management of Farmers and TSOH as to their most likely future performance. Boenning further relied on the assurances of management of Farmers and TSOH that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Boenning was not asked to and did not undertake an independent verification of any of such information and Boenning did not assume any responsibility or liability for the accuracy or completeness thereof. Boenning assumed that the allowance for loan losses indicated on the balance sheets of Farmers and TSOH was adequate to cover such losses; Boenning did not review individual loans or credit files of Farmers and TSOH. Boenning assumed that all of the representations and warranties contained in the Merger Agreement and all related agreements were true and correct, that each party under the agreements will perform all of the covenants required to be performed by such party under the agreements, and that the conditions precedent in the agreements were not waived. Boenning assumed that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Also, in rendering its opinion, Boenning assumed that in the course of obtaining the necessary regulatory approvals for the consummation of the Merger no conditions will be imposed that will have a material adverse effect on the combined entity or contemplated benefits of the Merger, including the cost savings and related expenses expected to result from the Merger.

Boenning’s opinion is based upon information provided to it by the management of Farmers and TSOH, as well as market, economic, financial and other conditions as they existed and could be evaluated only as of the date of its opinion and accordingly, it speaks to no other period. Boenning did not undertake to reaffirm or revise its opinion or otherwise comment on events occurring after the date of its opinion and did not have an obligation to update, revise or reaffirm its opinion. Boenning’s opinion does not address the relative merits of the Merger and the other business strategies that TSOH’s board of directors has considered or may be considering, nor does it address the underlying business decision of TSOH’s board of directors to proceed with the Merger. In connection with the preparation of Boenning’s opinion, Boenning was not authorized to solicit, and did not solicit, third parties regarding alternatives to the Merger. Boenning expressed no opinion as to the value of the shares of Farmers common stock when issued to holders of outstanding Company common stock pursuant to the Merger Agreement or the prices at which the shares may trade at any time. Boenning’s opinion is for the information of TSOH’s board of directors in connection with its evaluation of the Merger and does not constitute a recommendation to the board of directors of TSOH in connection with the Merger or a recommendation to any shareholder of TSOH as to how such shareholder should vote or act with respect to the Merger.

In connection with rendering its opinion, Boenning performed a variety of financial analyses that are summarized below. This summary does not purport to be a complete description of such analyses. Boenning believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Boenning considered the results of all of its analyses as a whole and did not attribute any particular weight to any analyses or factors considered by it. The range of valuations resulting from any particular analysis described below should not be taken to be Boenning’s view of the actual value of TSOH.

In its analyses, Boenning made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of TSOH or Farmers. Any estimates contained in Boenning’s analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold. No company or transaction utilized in Boenning’s analyses was identical to TSOH or Farmers or the Merger. Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared. None of the analyses performed by Boenning was assigned a greater significance by Boenning than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Boenning. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which TSOH’s common stock or Farmers’ common stock may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

In accordance with customary investment banking practice, Boenning employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses that Boenning used in providing its opinion on June 23, 2015. Some of the summaries of financial analyses are presented in tabular format. In order to understand the financial analyses used by Boenning more fully, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of Boenning’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Boenning. The summary data set forth below do not represent and should not be viewed by anyone as constituting conclusions reached by Boenning with respect to any of the analyses performed by it in connection with its opinion. Rather, Boenning made its determination as to the fairness to the holders of TSOH’s stock of the Merger consideration, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses performed. Accordingly, the data included in the summary tables and the corresponding imputed ranges of value for TSOH should be considered as a whole and in the context of the full narrative description of all of the financial analyses set forth in the following pages, including the assumptions underlying these analyses. Considering the data included in the summary table without considering the full narrative description of all of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the financial analyses performed by Boenning.

In connection with rendering its opinion and based upon the terms of the draft Merger Agreement reviewed by it, Boenning assumed the effective per share Merger consideration to be $14.20 based on the June 19, 2015 20-day volume weighted average stock price of Farmers of $8.1264 and the aggregate indicated Merger consideration to be $14.1 million, assuming conversion of all outstanding Series A Preferred shares into TSOH common stock. Holders of the preferred shares can elect to receive $13.60 in cash or to convert the preferred shares into TSOH common shares on a one-for-one basis. TSOH does not have any outstanding options.

Comparison of Selected Companies. Boenning reviewed and compared the multiples and ratios of the current trading price of TSOH’s common stock to TSOH’s book value, tangible book value, latest 12 months earnings per share, assets, tangible book premium to core deposits, and deposits, such multiples referred to herein as the pricing multiples, with the median pricing multiples for the current trading prices of the common stock of a peer group of 19 selected public Midwest banks and thrifts with assets between $100 million and $250 million, nonperforming assets to assets less than 4.0% and latest 12 months return on average equity greater than 5.0%, excluding merger targets. Boenning first applied the resulting range of pricing multiples for the peer group specified above to the appropriate financial results without the application of any control premium, referred to as the unadjusted trading price. Boenning then applied a 27.8% assumed control premium to the trading prices of the peer group specified above, referred to as the adjusted trading price, and compared the pricing multiples of the offer price to the median pricing multiples for the peer group adjusted trading prices. The 27.8% equity control premium is the median one day stock price premium for all bank and thrift merger and acquisition deals announced since January 1, 2000, based on data from SNL Financial.

Table 1

	Unadjusted Trading Price		Implied Control Price
Pricing Multiple	TSOH (1)	Median Statistics for Peer Group (2)	Offer Price (3)	Median Statistics for Peer Group (2)
Price/Book Value	95.7%	85.0%	129.5%	108.7%
Price/Tangible Book Value	107.6%	86.6%	141.0%	110.7%
Price/Latest Twelve Months Core Earnings Per Share	11.0x	10.3x	14.8x	13.1x
Price/Assets	7.4%	7.9%	10.0%	10.0%
Premium over Tangible Book Value/Core Deposits	0.4%	-2.2%	3.5%	0.9%
Price/Deposits	8.4%	9.4%	11.4%	12.1%

(1)	Based on TSOH’s closing stock price of $10.50 on June 19, 2015.
(2)	Peer metrics are based on prices as of market close on June 19, 2015.
(3)	Based on the implied value of $14.20, as a result of Farmers’ 20-day volume weighted average price of $8.1264 on June 19, 2015.

Analysis of Bank Merger Transactions. Boenning analyzed certain information relating to recent transactions in the banking industry, consisting of (i) eight selected bank and thrift transactions announced since January 1, 2014 with target assets less than $500 million, positive latest 12 months return on average equity and target headquarters in Ohio, referred to below as Group A; (ii) 24 selected bank and thrift transactions announced since January 1, 2014 with target assets less than $300 million, positive latest twelve months return on average equity and target headquarters in Ohio and contiguous states, referred to below as Group B; and (iii) 20 selected nationwide bank and thrift transactions announced since January 1, 2014 with target assets between $50 million and $250 million, nonperforming assets to assets less than 5.0%, latest 12 months return on average equity between 5% and 15% and tangible common equity to tangible assets less than 12%, referred to below as Group C. Boenning then reviewed and compared the pricing multiples of the offer price and the median pricing multiples of the selected transaction values for Group A, Group B and Group C.

Table 2

		Median Statistics for Selected Transactions
Pricing Multiple	The Merger	Group A	Group B	Group C
Price/Book Value	129.5%	143.0%	118.5%	140.7%
Price/Tangible Book Value	141.0%	143.0%	118.5%	141.4%
Price/Latest Twelve Months Core Earnings Per Share	14.8x	26.5x	29.5x	18.4x
Price/Assets	10.0%	13.7%	13.7%	13.1%
Premium over Tangible Book Value/Core Deposits	3.5%	5.4%	3.1%	5.4%
Price/Deposits	11.4%	16.4%	15.6%	15.4%

Discounted Cash Flow Analysis. Discounted cash flow analysis approximates the value of a share of stock to an acquiror by calculating the present value of the target’s dividendable cash flow in perpetuity. This analysis assumed a short-term earnings growth rate of 6.0% and a long-term growth rate of 2.5%, as well as a short-term balance sheet growth rate of 3.0% and a long-term growth rate of 2.5%, based on guidance from TSOH’s management. The estimated cost savings of 37.1%, transaction costs of $2.5 million pre-tax and credit mark of $1.07 million (approximately equal to TSOH’s loan loss reserve plus $250,000) were based on guidance provided by Farmers. A discount rate of 15.0% was determined using the Capital Asset Pricing Model and the Build-Up Method, both of which take into account certain factors such as the current risk free rate, the beta of bank stocks compared to the broader market and the Ibbotson risk premiums for small, illiquid stocks and for commercial bank stocks. The average of the two methods was approximately 15.0%. Sensitivity analyses for discount rates and cost savings ranged from 13.0% to 17.0% and 32.0% to 42.0%, respectively. The present value of TSOH common stock calculated using discounted cash flow analysis ranged from $10.42 per share to $18.84 per share based on the cost savings estimates and discount rates used, compared to the offer price of $14.20 per share. This analysis does not purport to be indicative of actual future results and does not purport to reflect the prices at which shares of TSOH common stock may trade in the public markets. A discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates and discount rates.

Present Value Analysis. Applying present value analysis to TSOH’s theoretical future earnings, dividends and tangible book value, Boenning compared the offer price for one share of TSOH’s common stock to the present value of one share of TSOH’s common stock on a stand-alone basis. The analysis was based upon management’s projected earnings growth, a range of assumed price/earnings ratios, a range of assumed price/tangible book value ratios and a 15.0% discount rate, which was determined using the Capital Asset Pricing Model and the Build-Up Method, both of which take into account certain factors such as the current risk free rate, the beta of bank stocks compared to the broader market and the Ibbotson risk premiums for small, illiquid stocks and for commercial bank stocks. The average of the two methods was approximately 15.0%. The valuation was completed with a sensitivity analysis on the discount rate ranging from 13.0% to 17.0%. Boenning derived the terminal price/earnings multiple of 15.1x and terminal price/tangible book value multiple of 118.0% and their corresponding ranges from the three-year median multiples plus and minus two standard deviations of the SNL Bank < $500 Million Index as of June 19, 2015. Sensitivity analyses for terminal price/earnings and price/tangible book ranged from 12.8x to 17.4x and 93.0% to 143.0%, respectively. The present value of TSOH’s common stock calculated on a stand-alone basis ranged from $7.21 to $11.14 per share based on price/earnings multiples and from $6.71 to $11.55 per share based on price/tangible book value multiples, compared to the offer price of $14.20 per share. This analysis does not purport to be indicative of actual future results and does not purport to reflect the prices at which shares of TSOH’s common stock may trade in the public markets. A present value analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates and discount rates.

Pro Forma Merger Analysis. Boenning analyzed certain potential pro forma effects of the Merger, assuming the following: (i) the Merger is completed in the third quarter of 2015; (ii) each share of TSOH’s common stock will be eligible to receive consideration of $14.20 in cash or 1.747 shares of Farmers common stock; (iii) estimated pre-tax cost savings of $1.9 million on an annual basis, 75% realized in 2015 and fully realized in 2016; (iv) estimated one-time transaction related costs of $2.5 million pre-tax are expensed prior to closing; (v) TSOH performance was calculated in accordance with TSOH management’s earnings forecasts; (vi) Farmers’ performance was calculated in accordance with the publicly available analyst earnings estimates for Farmers; and (vii) certain other assumptions pertaining to costs and expenses associated with the transaction, intangible amortization, opportunity cost of cash and other items. The analyses indicated that, for the full years 2016 and 2017, the Merger (excluding transaction expenses) would be accretive to the combined company’s projected earnings per share but initially dilutive to TSOH’s per share equivalent tangible book value and dividends. The actual results achieved by the combined company may vary from projected results and the variations may be material.

As described above, Boenning’s opinion was just one of the many factors taken into consideration by the TSOH board of directors in making its determination to approve the Merger.

Boenning, as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. In the ordinary course of Boenning’s business as a broker-dealer, it may, from time to time, purchase securities from, and sell securities to, Farmers and TSOH or their respective affiliates. In the ordinary course of business, Boenning may also actively trade the securities of Farmers and TSOH for its own account and for the accounts of customers and accordingly may at any time hold a long or short position in such securities.

Boenning received a retainer fee of $15,000 for its services, and a fee of $60,000 for rendering the fairness opinion. Boenning’s fee for rendering the fairness opinion was not contingent upon any conclusion that Boenning may reach or upon completion of the Merger. Upon the successful completion of the Merger, Boenning is entitled to a fee of 1.5% of the Merger consideration, against which the previously paid retainer and fairness opinion fees will be credited. TSOH has also agreed to indemnify Boenning against certain liabilities that may arise out of Boenning’s engagement.

Boenning has not had any material relationship with Farmers during the past two years in which compensation was received or was intended to be received as a result of the relationship between Boenning and Farmers. Boenning served as financial advisor to TSOH in connection with its divestiture of MDH Investment Management, Inc. in March 2015. Boenning was paid a $25,000 fee in connection with that transaction. Boenning may provide investment banking services to Farmers in the future, although as of the date of Boenning’s opinion, there was no agreement to do so.

Boenning’s opinion was approved by Boenning’s fairness opinion committee. Boenning did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by the officers, directors, or employees of any party to the Merger Agreement, or any class of such persons, relative to the compensation to be received by the holders of TSOH’s stock in the Merger.

Farmers’ Reasons for the Merger

The Farmers Board has concluded that the Merger is in the best interests of Farmers and its shareholders. In reaching this determination, the Farmers Board consulted with management, as well as its financial and legal advisors, and considered a number of factors, including, without limitation, the following:

•	The Merger will strengthen Farmers’ presence in Columbiana County, a market which is attractive to Farmers and in which it currently operates 4 branch offices, and initiates Farmers’ entry into western Pennsylvania.

•	On a pro forma basis following the Merger, Farmers will rank 2nd in market share in Columbiana County as measured by deposits.

•	The Merger will help expand Farmers’ wealth management client base.

•	The Merger parties have compatible cultures with similar customer focus and strong service and community orientation. Farmers’ philosophies focused on superb customer service in the community banking segment with a strong ongoing commitment to each community served are expected to continue to serve the TSOH customers well.

•	The Merger enhances Farmers’ deposit base, adding $122.9 million of additional deposits with a total cost of approximately 0.19% for the three months ended March 31, 2015.

•	The merger has attractive pro forma financial elements, with an estimated earnings per share accretion of approximately 5% in the first full year of combined operations, a projected internal rate of return of over 20%, and less than 2% dilution to tangible book value, expected to be earned back within approximately 2.3 years.

•	The intended continued employment of Steve Sant, current President and CEO of TSOH, as Community President of the Southeast Market for Farmers (comprised of southern Columbiana County and western Pennsylvania) adds an experienced leader to Farmers’ leadership team.

The Farmers Board considered many different factors in its evaluation and did not believe it was practical to, and did not, quantify or otherwise assign relative weights to, the individual factors considered in reaching its determination. In view of all the considerations described above, the Farmers Board unanimously concluded that the Merger is fair to and in the best interests of Farmers and its shareholders.

Regulatory Approvals Required

The Merger must receive approval from both the OCC and the Federal Reserve before the Merger may be consummated. As of the date of this proxy statement/prospectus, Farmers has not received such approval to consummate the Merger from the OCC and the Federal Reserve.

The approval of any regulatory applications merely implies the satisfaction of regulatory criteria for approval, which does not include review of the adequacy or fairness of the merger consideration to TSOH shareholders. Furthermore, regulatory approvals do not constitute or imply any endorsement or recommendation of the Merger or the terms of the Merger Agreement.

Interests of TSOH Directors and Executive Officers in the Merger

Certain officers and directors of TSOH have employment and other compensation agreements or economic interests that give them interests in the Merger that are somewhat different from, or in addition to, their interests as TSOH shareholders. These interests and agreements include:

•	Continued employment has been offered by Farmers to Stephen R. Sant, TSOH’s President and Chief Executive Officer. Mr. Sant was provided with a term sheet describing the following principal terms of his intended continued employment by Farmers after consummation of the Merger: (i) title with Farmers of Community President of the Southeast Market, (ii) annual base salary of $125,000, (iii) participation in Farmers’ 2016 annual bonus plan at a target benefit of 25% of base salary, (iv) entry into Farmers’ form of change-in-control agreement for officers with potential benefits based on 1.0 times annual base and average bonus, and (v) coverage by Farmers’ Separation Policy with potential severance benefits based on 12 months of base salary and annual cash incentive plan target bonus.

•	Continued employment may be offered by Farmers to other TSOH and 1st National executive officers, although no such offers have been made.

•	The following TSOH officers have entered into letter agreements with either TSOH or 1st National which provide certain severance benefits in the event their employment is terminated following a change in control of TSOH or 1st National as the case may be during the term of the agreements, unless such termination is (i) because of their death or disability, (ii) by the employer for a reason constituting “cause” as described in the agreements, or (iii) by the employee for a reason that does not constitute “good reason” as described in the agreements: Mr. Sant, Stephen Beadnell, Robin Wycoff Moadus, Joseph Shemasek, Steven Mabbott, and Jean Edwards. The severance benefits payable in the event of such termination events following a change in control include payment of the employee’s base salary through the date of termination and a lump sum severance payment equal to the employee’s base salary plus the average of the annual bonuses received by the employee since their employment date. For purposes of the agreements, the Merger would constitute a change in control.

•	For a period of six years following the Merger, Farmers has agreed to use its commercially reasonable efforts to provide director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of TSOH or any of its subsidiaries, pursuant to the terms as outlined in the Merger Agreement.

Material U.S. Federal Income Tax Consequences of the Merger

This section describes the material U.S. federal income tax consequences of the Merger to Farmers, TSOH, and U.S. holders of TSOH common or preferred shares who exchange their shares for Farmers common shares, cash or a combination of Farmers common shares and cash pursuant to the Merger. The Merger will be treated as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code. The closing of the Merger is conditioned upon the receipt by TSOH of an opinion of Buchanan Ingersoll & Rooney PC, tax counsel to TSOH, and the receipt by Farmers of an opinion of Vorys, Sater, Seymour and Pease LLP, tax counsel to Farmers, each dated as of the effective date of the Merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth in that opinion (including factual representations contained in certificates of officers of Farmers and TSOH), the Merger constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. This section constitutes the tax opinions of Buchanan Ingersoll & Rooney PC and Vorys, Sater, Seymour and Pease LLP regarding the material U.S. federal income tax consequences of the Merger, subject to the limitations, qualifications and assumptions described herein. These tax opinions were confirmed in the respective tax opinions filed as exhibits to the registration statement of which this proxy statement/prospectus is a part.

Farmers and TSOH have not requested and do not intend to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the Merger, and the tax opinions presented in this proxy statement/prospectus and to be delivered in connection with the Merger are not binding on the Internal Revenue Service. Consequently, there is no assurance of the accuracy of the anticipated U.S. federal income tax consequences to Farmers, TSOH, and the U.S. holders of TSOH common or preferred shares described in this proxy statement/prospectus.

The following discussion is based on the Internal Revenue Code, existing and proposed Treasury Department regulations promulgated thereunder, published Internal Revenue Service rulings, and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

For purposes of this discussion, the term “U.S. holder” means:

•	a citizen or resident of the U.S.;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state or political subdivision thereof;

•	a trust that (1) is subject to (A) the primary supervision of a court within the U.S. and (B) the authority of one or more U.S. persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Department regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds TSOH common or preferred shares, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partnership, or a partner in such partnership, holding TSOH common or preferred shares, you should consult your tax advisor.

This discussion is addressed only to those TSOH shareholders that hold their TSOH common or preferred shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment), and does not address all of the U.S. federal income tax consequences that may be relevant to particular TSOH shareholders in light of their individual circumstances or to TSOH shareholders that are subject to special rules, such as:

•	mutual funds, banks, thrifts or other financial institutions;

•	pass-through entities and investors in those pass-through entities;

•	retirement plans or pension funds;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or foreign currencies;

•	traders in securities that elect to use the mark-to-market method of accounting;

•	regulated investment companies;

•	real estate investment trusts;

•	persons that exercise dissenters’ rights;

•	persons that hold TSOH common or preferred shares as part of a straddle, hedge, constructive sale, conversion transaction or other risk management transaction;

•	persons who purchase or sell their TSOH common or preferred shares as part of a wash sale;

•	expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons who are not U.S. holders; and

•	persons that acquired their TSOH common or preferred shares through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax, U.S. federal estate or gift tax or any state, local or foreign tax consequences of the Merger. All holders of TSOH common or preferred shares should consult their tax advisors as to the specific tax consequences of the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws.

Reorganization Treatment

The Merger will be a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code. The material U.S. federal income tax consequences of characterization as a reorganization are described below.

U.S. Federal Income Tax Consequences to Farmers and TSOH

No Gain or Loss. No gain or loss will be recognized by Farmers or TSOH as a result of the Merger.

Tax Basis. The tax basis of the assets of TSOH in the hands of Farmers will be the same as the tax basis of such assets in the hands of TSOH immediately prior to the Merger.

Holding Period. The holding period of the assets of TSOH to be received by Farmers will include the period during which such assets were held by TSOH.

U.S. Federal Income Tax Consequences to U.S. Holders of TSOH Common Shares who Receive Solely Farmers Common Shares

A U.S. holder of TSOH common shares will recognize no gain or loss with respect to Farmers common shares such U.S. holder receives pursuant to the Merger (with respect to cash received in lieu of a fractional Farmers common share, see below under “– Cash In Lieu of Fractional Shares”).

U.S. Federal Income Tax Consequences to U.S. Holders of TSOH Common Shares who Receive Solely Cash

A U.S. holder of TSOH common shares who receives solely cash in exchange for all of its TSOH common shares, or properly exercises its dissenters’ rights, and does not constructively own Farmers’ common shares after the Merger (see “– Possible Dividend Treatment,” below), will recognize a gain or loss for federal income tax purposes equal to the difference between the cash received and such U.S. holder’s tax basis in TSOH’s common shares surrendered in exchange for the cash. Such gain or loss will be a capital gain or loss, provided that such shares were held as capital assets of the U.S. holder at the effective time of the Merger. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period is more than one year. The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income.

U.S. Federal Income Tax Consequences to U.S. Holders of TSOH Common Shares who Receive a Combination of Cash and Farmers Common Shares

A U.S. holder of TSOH common shares will recognize gain (but not loss) with respect to the Farmers common shares and cash such U.S. holder receives pursuant to the Merger, in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Farmers common shares and the amount of cash received by such U.S. holder (other than cash received in lieu of a fractional Farmers common share), exceeds such U.S. holder’s basis in its TSOH common shares, and (ii) the amount of cash received by such U.S. holder (other than any cash received in lieu of a fractional Farmers common share, as discussed below under “– Cash In Lieu of Fractional Shares”). Subject to possible dividend treatment (as discussed in more detail under “– Possible Dividend Treatment,” below), gain that U.S. holders of TSOH common shares recognize in connection with the Merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holders have held their TSOH common shares for more than one year at the effective time of the Merger. Long-term capital gain of certain non-corporate holders of TSOH common shares, including individuals, is generally taxed at preferential rates.

U.S. Federal Income Tax Consequences to U.S. Holders of TSOH Series A Preferred Shares who Receive Solely Cash

U.S. holders of TSOH Series A preferred shares may decide not to convert their shares to TSOH common shares prior to, or in connection with, the Merger. A U.S. holder of TSOH Series A preferred shares who does not convert its shares to common shares will receive solely cash in the Merger. A U.S. holder of TSOH Series A preferred shares who receives solely cash in exchange for all of its TSOH Series A preferred shares, or properly exercises its dissenters’ rights, and does not constructively own Farmers common shares after the Merger (see “– Possible Dividend Treatment,” below), will recognize a gain or loss for federal income tax purposes equal to the difference between the cash received and such U.S. holder’s tax basis in TSOH Series A preferred shares surrendered in exchange for the cash. Such gain or loss will be a capital gain or loss, provided that such shares were held as capital assets of the U.S. holder at the effective time of the Merger. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period is more than one year. The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income.

Tax Basis and Holding Period of Farmers Common Shares Received Pursuant to the Merger

The tax basis of the Farmers common shares received by such U.S. holder (including a fractional Farmers common share, if any, deemed issued and redeemed by Farmers) will be the same as the basis of the TSOH common shares surrendered in exchange for the Farmers common shares and cash, reduced by the amount of cash received by such U.S. holder in the Merger (other than any cash received in lieu of a fractional Farmers common share), and increased by any gain recognized by such U.S. holder in the Merger (including any portion of the gain that is treated as a dividend (as described below), but excluding any gain or loss resulting from the deemed issuance and redemption of a fractional Farmers common share). The holding period for Farmers common shares received by such U.S. holder will include such U.S. holder’s holding period for TSOH’s common shares surrendered in exchange for the Farmers common shares (including a fractional Farmers common share, if any, deemed to be issued and redeemed by Farmers).

If a U.S. holder of TSOH common shares acquired different blocks of TSOH common shares at different times or at different prices, any gain or loss will be determined separately with respect to each block of TSOH common shares. In computing the amount of gain recognized, if any, a U.S. holder of TSOH common shares may not offset a loss realized on one block of shares against the gain realized on another block of shares. U.S. holders of TSOH common shares should consult their tax advisors regarding the manner in which Farmers common shares and cash received in the Merger should be allocated among different blocks of TSOH common shares and regarding their bases and holding periods in the particular shares of Farmers common shares received in the Merger.

Cash in Lieu of Fractional Shares

A U.S. holder of TSOH common shares that receives cash in lieu of a fractional Farmers common share generally will be treated as having received such fractional share and then having received such cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the U.S. holder’s aggregate adjusted basis in the TSOH common shares surrendered which is allocable to the fractional share. Subject to possible dividend treatment (as discussed in more detail below under “Possible Dividend Treatment”), such gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for its TSOH shares exceeds one year at the effective time of the Merger.

Possible Dividend Treatment

In some cases described above, the gain recognized by a U.S. holder could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Internal Revenue Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of certain constructive ownership rules, U.S. holders of TSOH common shares should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Backup Withholding and Reporting Requirements

Under certain circumstances, cash payments made to a U.S. holder of TSOH common shares pursuant to the Merger may be subject to backup withholding at a rate of 28% of the cash payable to the U.S. holder, unless the U.S. holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Department regulations, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability.

A U.S. holder of TSOH common shares owning at least 5% (by vote or value) of the outstanding shares of TSOH common shares or having a basis of $1,000,000 or more in its TSOH common shares immediately before the Merger is required to file a statement with such U.S. holder’s U.S. federal income tax return setting forth such U.S. holder’s tax basis in, and the fair market value of, the TSOH common shares exchanged by such U.S. holder pursuant to the Merger. In addition, all U.S. holders of TSOH common shares will be required to retain records pertaining to the Merger.

The preceding opinions regarding the material U.S. federal income tax consequences of the Merger are not a complete analysis or discussion of all potential tax effects that may be important to you.

Each TSOH shareholder should consult with his, her or its own tax advisor regarding the specific tax consequences to the shareholder of the Merger, including the application and effect of state, local and foreign income and other tax laws.

Accounting Treatment

The Merger will be accounted for under the acquisition method of accounting in accordance with generally accepted accounting principles in the United States. Under the acquisition method of accounting, the assets and liabilities of TSOH will be recorded and assumed at estimated fair values at the time the Merger is consummated. The excess of the estimated fair value of Farmers’ common shares issued and the cash proceeds paid over the net fair values of the assets acquired, including identifiable intangible assets, and liabilities assumed will be recorded as goodwill and will not be deductible for income tax purposes. Goodwill will be subject to an annual test for impairment and the amount impaired, if any, will be charged as an expense at the time of impairment.

Resale of Farmers’ Common Shares

Farmers has registered its common shares to be issued in the Merger with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). No restrictions on the sale or other transfer of Farmers’ common shares issued in the Merger will be imposed solely as a result of the Merger, except for restrictions on the transfer of Farmers’ common shares issued to any TSOH shareholder who may become an “affiliate” of Farmers for purposes of Rule 144 under the Securities Act. The term “affiliate” is defined in Rule 144 under the Securities Act and generally includes executive officers, directors and shareholders beneficially owning 10% or more of the outstanding Farmers’ common shares.

THE MERGER AGREEMENT

The following is a description of the material terms of the Merger Agreement. A complete copy of the Merger Agreement is attached as Annex B to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. We encourage you to read the Merger Agreement carefully, as it is the legal document that governs the Merger.

The Merger Agreement contains representations and warranties of TSOH, Merger Sub and Farmers. The assertions embodied in those representations and warranties are qualified by information contained in confidential disclosure schedules that the parties delivered in connection with the execution of the Merger Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from the standard of materiality generally applicable to statements made by a corporation to shareholders or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts.

Effects of the Merger

As a result of the Merger, TSOH will merge with and into Merger Sub, with Merger Sub as the surviving company. Promptly following the Merger, Merger Sub will be dissolved and liquidated. The articles of incorporation and the code of regulations of Farmers as in effect immediately prior to the Merger will continue to be the articles of incorporation and code of regulations for the holders of TSOH common shares who receive Farmers common shares as Merger consideration.

As a result of the Merger, there will no longer be any publicly held TSOH common shares. To the extent that a TSOH shareholder receives Merger consideration in the form of cash, the TSOH shareholder will not participate in Farmers’ future earnings and potential growth as a shareholder of Farmers and will no longer bear the risk of any losses incurred in the operation of Farmers’ business or of any decreases in the value of that business. Those TSOH shareholders receiving Farmers common shares as Merger consideration will only participate in Farmers’ future earnings and potential growth through their ownership of Farmers common shares. All of the other incidents of direct share ownership in TSOH, such as the right to vote on certain corporate decisions, to elect directors and to receive dividends and distributions from TSOH, will be extinguished upon completion of the Merger.

Effective Time of the Merger

The Merger will occur on a date to be specified by Farmers and TSOH after the satisfaction or waiver of the last closing condition to be satisfied, including the receipt of all regulatory and shareholder approvals and after the expiration of all regulatory waiting periods, unless extended by mutual agreement of Farmers and TSOH. The Merger will become effective as of the date and time specified in the certificate of merger to be filed with the Ohio Secretary of State. As of the date of this proxy statement/prospectus, the parties expect that the Merger will be effective by the end of the third quarter of 2015. However, there can be no assurance as to when or if the Merger will occur.

If the Merger is not completed by the close of business on June 23, 2016, the Merger Agreement may be terminated by either Farmers or TSOH, unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe its covenants and agreements in the Merger Agreement.

Merger Consideration

Under the terms of the Merger Agreement, Series A preferred shareholders of TSOH will be entitled to receive from Farmers, after the Merger is completed, Merger consideration payable in the form of cash, and common shareholders of TSOH and Series A preferred shareholders of TSOH who convert or validly elect to convert such shares into TSOH common shares prior to the election deadline will be entitled to receive from Farmers, after the Merger is completed, Merger consideration payable in the form of a combination of cash and Farmers common shares to be calculated as set forth in the Merger Agreement. At the effective time of the Merger, each TSOH Series A preferred share will be converted into the right to receive $13.60 in cash and each TSOH common share will be converted into the right to receive either: (i) 1.747 Farmers common shares, or (ii) $14.20 in cash, subject to adjustment under certain circumstances set forth in the Merger Agreement. Each TSOH Series A preferred share that has not been converted into TSOH commons shares will be converted into the right to receive $13.60 in cash in the Merger.

Farmers will not issue any fractional common shares in connection with the Merger. Instead, each holder of TSOH shares who would otherwise be entitled to receive a fraction of a Farmers common share (after taking into account all TSOH common shares owned by such holder at the effective time of the Merger or issuable in connection with a valid election to convert Series A preferred shares prior to the election deadline) will receive cash, without interest, in an amount equal to the Farmers fractional common share to which such holder would otherwise be entitled multiplied by the volume-weighted average, rounded to the nearest one tenth of a cent, of the closing sale prices of Farmers common shares based on information reported by the Nasdaq for the five (5) trading days immediately preceding the effective time of the Merger.

Once the Merger is complete, the Exchange Agent will mail each holder of TSOH common shares transmittal materials and instructions for exchanging their TSOH common share certificates for Farmers common shares to be issued by book-entry transfer.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger. Farmers and TSOH have agreed that, prior to the effective time of the Merger, each will conduct its businesses, and cause its subsidiaries to conduct their respective businesses, in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships. Farmers and TSOH have agreed to (and shall cause each of their respective subsidiaries to) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either to perform its covenants and agreements in the Merger agreement or to complete the Merger and other transactions contemplated by the Merger Agreement.

In addition to the general covenants above, TSOH has agreed that prior to the effective time of the Merger, subject to specified exceptions, it will not, and will not permit any of its subsidiaries to, without the prior written consent of Farmers (which shall not be unreasonably withheld or delayed):

•	issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional TSOH common shares or other equity interest, voting debt or equity rights, except for issuances of TSOH common shares to any holder of Series A preferred shares who has validly elected to convert the Series A preferred shares into TSOH common shares in accordance with TSOH’s articles of incorporation prior to the effective time of the Merger;

•	grant, award or issue any TSOH stock options, restricted units, stock appreciation rights, restricted stock, awards based on the value of TSOH capital stock or other equity-based awards with respect to TSOH common shares under any of the TSOH employee benefit plans or TSOH stock plans or otherwise;

•	make, declare, pay or set aside for payment any dividend or declare or make any dividend on or in respect of, or declare or make any distribution on any shares of its stock, other than regular quarterly dividends not exceeding $0.07 per share on TSOH’s common shares or dividends from its wholly owned subsidiaries to it or another of its wholly owned subsidiaries;

•	directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock, other than repurchases of common shares in the ordinary course of business consistent with past practice to satisfy obligations under TSOH’s employee benefit plans;

•	amend the terms of, waive any right under, terminate, knowingly violate the terms of or enter into any contract or other binding obligation outside the ordinary course of business consistent with past practice or certain specified types of material contracts;

•	sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for those in the ordinary course of business consistent with past practice and in transactions that are not material when taken as a whole;

•	acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity;

•	amend the TSOH articles of incorporation or the TSOH code of regulations, or similar governing documents of any of its significant subsidiaries;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements or any regulatory agency responsible for regulating TSOH;

•	except as required by applicable law or under the terms of any employee benefit plan existing as of the date of the Merger Agreement: (1) increase in any manner beyond agreed amounts the compensation, severance or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of TSOH or its subsidiaries, (2) other than the payment of quarterly incentive compensation to employees in the ordinary course of business consistent with past practice and financial statement accruals, pay or award, or commit to pay or award, any bonuses or incentive compensation, (3) become a party to, establish, amend, alter prior interpretations of, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any employee (or newly hired employee), (4) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation, (5) fund any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any employee benefit plan, (6) change any actuarial assumptions used to calculate funding obligations with respect to any employee benefit plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable law, or (7) hire or terminate without cause any employee who has or would have target total compensation of $75,000 or more;

•	take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a tax-free “reorganization” within the meaning of Section 368(a) of the Code, or, except as may be required by applicable law imposed by any governmental entity, take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger, or take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger not being satisfied;

•	incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice;

•	enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by law or as requested by a regulatory agency;

•	other than in consultation with Farmers, make any material change to its investment securities portfolio, derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as required by law or as requested by a regulatory agency;

•	settle any action, suit, claim or proceeding against it, except for settlements in an amount and for consideration not in excess of $50,000 individually (or $200,000 in the aggregate) and that would not impose any restriction on the business of it or its subsidiaries or create precedent for claims that is reasonably likely to be material to it or its subsidiaries;

•	make an application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

•	make or incur any capital expenditure in excess of $50,000 individually or $200,000 in the aggregate;

•	issue any communication of a general nature to its employees or customers without the prior approval of Farmers (which will not be unreasonably delayed or withheld), except for communications in the ordinary course of business that do not relate to the Merger;

•	make or change any material tax elections, change or consent to any change in it or its subsidiaries’ method of accounting for tax purposes (except as required by applicable tax law), enter into any structured transaction outside of its regular course of business, settle or compromise any material tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of taxes, surrender any right to claim a refund for a material amount of taxes, or file any material amended tax return;

•	except for (1) loans or legally binding commitments for loans that have previously been approved by TSOH prior to date of the Merger Agreement, make or acquire any loan or issue a commitment (or renew or extend an existing commitment) for any loan, or amend or modify in any material respect any existing loan, that would result in total credit exposure to the applicable borrower (and its affiliates) in excess of $300,000, (2) with respect to amendments or modifications that have previously been approved by TSOH prior to the date of the Merger Agreement, amend or modify in any material respect any existing loan rated “special mention” or below with total credit exposure in excess of $300,000, or (3) with respect to any actions that have previously been approved by TSOH prior to the date of the Merger Agreement, modify or amend any loan in a manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by TSOH, in each case in excess of $300,000; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the above prohibited actions.

Farmers has agreed to a more limited set of restrictions on its business prior to the completion of the Merger. Specifically, Farmers has agreed that prior to the effective time of the Merger, except as expressly permitted by the Merger Agreement, it will not, without the prior written consent of TSOH (which shall not be unreasonably withheld or delayed), and will not permit any of its subsidiaries to:

•

take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a tax-free “reorganization” within the meaning of Section 368(a) of the Code, or, except as may be required by applicable law imposed by any governmental entity, take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger, or take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger not being satisfied;

•	make or change any material tax elections, change or consent to any change in it or its subsidiaries’ method of accounting for tax purposes (except as required by applicable tax law), enter into any structured transaction outside of its regular course of business, settle or compromise any material tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of taxes, surrender any right to claim a refund for a material amount of taxes, or file any material amended tax return; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the above prohibited actions.

Regulatory Matters. Farmers and TSOH have agreed to promptly prepare and file with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part. Farmers has agreed to use commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and TSOH has agreed to mail or deliver the proxy statement/prospectus to its shareholders. Farmers has also agreed to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to complete the Merger, and TSOH has agreed to furnish all information concerning TSOH and the holders of TSOH common shares as may be reasonably requested in connection with any such action.

Farmers and TSOH have agreed to cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to complete the Merger and to comply with the terms and conditions of all such permits, consents, approvals and authorizations.

Additionally, each of Farmers and TSOH have agreed to furnish to the other all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this proxy statement/prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Farmers, TSOH or any of their respective subsidiaries to any governmental entity in connection with the Merger.

Shareholder Approval. TSOH’s board of directors has resolved to recommend to the TSOH common shareholders that they approve the Merger Agreement (subject to certain exceptions if, following the receipt of a superior proposal (as defined below), the TSOH board of directors determines in good faith that withdrawal of such recommendation is reasonably necessary for the board of directors to comply with its fiduciary duties under Ohio law) and to submit to the TSOH common shareholders the Merger Agreement and any other matters required to be approved by the TSOH common shareholders in order to carry out the intentions of the Merger Agreement.

Nasdaq Listing. Farmers will cause the Farmers common shares to be issued in the Merger to be authorized for listing on the Nasdaq, subject to official notice of issuance, prior to the effective time of the Merger.

Employee Matters. The Merger Agreement provides that as soon as administratively practicable after the effective time, Farmers will take all reasonable actions so that employees of TSOH and its subsidiaries will be entitled to participate in each Farmers employee benefit plan of general applicability (other than any plan that is frozen to new participants) to the same extent as similarly-situated employees of Farmers and its subsidiaries. Farmers will cause each Farmers employee benefit plan in which employees of TSOH and its subsidiaries are eligible to participate to recognize, for purposes of eligibility to participate in and vesting of benefits under the Farmers employee benefit plans, the services of such employees of TSOH and its subsidiaries to the same extent such service was credited for such purposes by TSOH and its subsidiaries. The Merger Agreement also provides that prior to the effective date of the Merger, TSOH will take such actions as Farmers may reasonably request to freeze eligibility and contributions to the Tri-State 1st Banc, Inc. Employee Stock Ownership Plan (the “ESOP”), to fully vest the accounts of all participants and beneficiaries in the ESOP, to convert the ESOP into a profit sharing plan and to subsequently terminate the ESOP.

Indemnification and Directors’ and Officers’ Insurance. From and after the effective time of the Merger, Farmers will indemnify and hold harmless, to the fullest extent provided under TSOH’s articles of incorporation and code of regulations and the extent permitted under applicable laws, each present and former director and officer of TSOH and its subsidiaries from liabilities arising out of or pertaining to matters existing or occurring at or before the effective time of the Merger, including the transactions contemplated by the Merger Agreement. Farmers has also agreed, that for a period of six years following the effective time of the Merger, it will use commercially reasonable efforts to provide directors’ and officers’ liability insurance that serves to reimburse the present and former officers and directors of TSOH or any of its subsidiaries with respect to claims against such officers and directors arising from facts or events occurring before the effective time of the Merger, including the transactions contemplated by the Merger Agreement. The insurance will contain terms and conditions that are no less advantageous than the current coverage provided by TSOH, except that Farmers is not required to incur annual premium expense greater than 150% of TSOH’s current annual directors’ and officers’ liability insurance premium. At the option of Farmers, prior to the completion of the Merger and in lieu of the foregoing, Farmers may purchase and pay for a tail policy for directors’ and officers’ liability insurance on the terms described in this paragraph.

No Solicitation. The Merger Agreement precludes TSOH and its subsidiaries and their respective officers, directors, employees, agents, advisors and other retained representatives from (1) initiating, soliciting, encouraging, knowingly facilitating (including by way of providing information) or inducing inquiries, proposals or offers with respect to, or the making or completing, any acquisition proposal (as defined below) by a third party, (2) entering into, continuing or participating in any discussions or negotiations regarding, or furnishing to any third party any confidential or nonpublic information with respect to or in connection with, an acquisition proposal, (3) taking any other action to knowingly facilitate any inquiries or any proposal that constitutes or may reasonably be expected to lead to an acquisition proposal, (4) approving, endorsing or recommending or proposing to approve, endorse or recommend any acquisition proposal or any agreement related to an acquisition proposal, (5) entering into any agreement contemplating or otherwise relating to any acquisition transaction (as defined below) with a third party or acquisition proposal, (6) entering into any agreement or agreement in principle with a third party requiring, directly or indirectly, TSOH to abandon, terminate or fail to complete the Merger or breach its obligations under the Merger Agreement, or (7) proposing or agreeing to do any of the actions in items (1) through (6) above. However, if at any time before TSOH’s shareholder meeting TSOH receives an unsolicited bona fide written acquisition proposal by any third party other than as a result of taking the prohibited actions described above, and TSOH’s board of directors determines, in its good faith judgment (after consultation with TSOH’s financial and outside legal counsel) to constitute or to be reasonably likely to result in a superior proposal (as defined below), TSOH and its representatives may furnish nonpublic information and participate in negotiations or discussions to the extent TSOH’s board of directors has determined, in its good faith judgment (after consultation with its outside legal counsel), that the failure to take such action would cause it to violate its fiduciary duties under applicable law. TSOH has agreed to immediately terminate any activities, discussions or negotiations conducted before the date of the Merger Agreement with any persons other than Farmers with respect to any acquisition proposal. TSOH has also agreed to advise Farmers within 24 hours following receipt of any acquisition proposal or any request for nonpublic information or inquiry that would reasonably be expected to lead to any acquisition proposal and the terms and conditions of such acquisition proposal (including the identity of the third party making such acquisition proposal), and will keep Farmers promptly apprised of any developments. TSOH also agreed to simultaneously provide to Farmers any information concerning it that may be provided to any other person in connection with any acquisition proposal which has not previously been provided to Farmers.

In addition, at any time prior to TSOH’s shareholder meeting, the board of directors of TSOH may withdraw its recommendation of the Merger Agreement, and may change its recommendation with respect to the TSOH Merger proposal, if and only if (1) from the date of the Merger Agreement TSOH has complied with its obligations with respect to the non-solicitation of acquisition proposals and certain other of its obligations with respect to convening the TSOH shareholder meeting set forth in the Merger Agreement, and (2) the board of directors of TSOH has determined in good faith, after consultation with outside legal counsel, that the taking of such action would be reasonably necessary for the board of directors to comply with its fiduciary duties under applicable law; except that the board of directors of TSOH may not effect such a change in its recommendation to TSOH shareholders unless:

•	TSOH receives an unsolicited bona fide written acquisition proposal and the board of directors of TSOH concludes in good faith (after consultation with its financial advisors and outside legal counsel) that such acquisition proposal is a superior proposal, after taking into account any amendment or modification to the Merger Agreement agreed to or proposed by Farmers;

•	TSOH provides prior written notice to Farmers at least five business days in advance (the “notice period”) of taking such action, which notice advises Farmers that the board of directors of TSOH has received a superior proposal, specifies the material terms and conditions of such superior proposal (including the identity of the third party making the superior proposal);

•	during the notice period, TSOH and its financial advisors and outside legal counsel negotiate with Farmers in good faith (to the extent Farmers desires to do so) to make such adjustments in the terms and conditions of the Merger Agreement so that such superior proposal ceases to constitute a superior proposal; and

•	the board of directors of TSOH concludes in good faith (after consultation with TSOH’s financial advisors and outside legal counsel) that, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications offered or agreed to by Farmers, if any, that such acquisition proposal continues to constitute a superior proposal.

If during the notice period any material revisions are made to the superior proposal, TSOH must deliver a new written notice to Farmers and must again comply with the requirements described above with respect to such new written notice, except that the new notice period will be two business days. In the event the board of directors of TSOH does not conclude, after complying with the requirements described above, that the acquisition proposal continues to constitute a superior proposal, and afterwards seeks to change its recommendation to the TSOH shareholders, it must comply once again with the procedures described above with respect to any future superior proposal.

As used in the Merger Agreement, “acquisition proposal” means any proposal, offer, inquiry, or indication of interest (whether binding or non-binding, and whether communicated to TSOH or publicly announced to TSOH’s shareholders) by any person or “group” (as such term is defined in Section 13(d) under the Exchange Act), other than Farmers or any of its affiliates, relating to an acquisition transaction involving TSOH or any of its present or future consolidated subsidiaries, or any combination of such subsidiaries.

As used in the Merger Agreement, “acquisition transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (1) any acquisition (whether direct or indirect, including by way of Merger, share exchange, consolidation, business combination or other similar transaction) or purchase from TSOH by any person or “group” (as such term is defined in Section 13(d) under the Exchange Act), other than Farmers or any of its affiliates, of 15% or more in interest of the total outstanding voting securities of TSOH or any of its subsidiaries (measured by voting power), or any tender offer or exchange offer that if completed would result in any person or “group” (as such term is defined in Section 13(d) under the Exchange Act), other than Farmers or any of its affiliates, beneficially owning 15% or more in interest of the total outstanding voting securities of TSOH or any of its subsidiaries (measured by voting power), or any merger, consolidation, share exchange, business combination or similar transaction involving

TSOH pursuant to which the shareholders of TSOH immediately preceding such transaction would hold less than 85% of the equity interests in the surviving or resulting entity of such transaction (or, if applicable, the ultimate parent thereof) (measured by voting power); (2) any sale or lease or exchange, transfer, license, acquisition or disposition of a business, deposits or assets that constitute 15% or more of the consolidated assets, business, revenues, net income, assets or deposits of TSOH; or (3) any liquidation or dissolution of TSOH or any of its subsidiaries.

As used in the Merger Agreement, “superior proposal” means any bona fide written acquisition proposal that the board of directors of TSOH determines in its good faith judgment to be more favorable from a financial point of view to TSOH’s shareholders than the Merger and to be reasonably capable of being completed on the terms proposed, after (1) receiving the advice of outside counsel and Boenning or another nationally recognized investment banking firm, and (2) taking into account all relevant factors (including the likelihood of consummation of such transaction on the terms set forth therein; any proposed changes to the Merger Agreement that may be proposed by Farmers in response to such acquisition proposal (whether or not during the notice period); and all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing)); except that for purposes of the definition of “superior proposal,” the references to “15%” and “85%” in the definitions of acquisition proposal and acquisition transaction are changed to “50%.”

Representations and Warranties

The Merger Agreement contains representations and warranties made by TSOH to Farmers relating to a number of matters, including the following:

•	corporate organization, good standing, corporate power, qualification to do business, and subsidiaries;

•	capitalization;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•	absence of conflicts with governing documents, applicable laws or certain agreements as a result of entering into the Merger Agreement or completing the Merger;

•	required regulatory consents and approvals necessary in connection with the Merger;

•	proper filing of documents with regulatory agencies and the SEC and the accuracy of information contained in the documents filed with the SEC;

•	conformity with U.S. GAAP and SEC requirements of TSOH’s financial statements and the absence of undisclosed liabilities;

•	broker’s and finder’s fees related to the Merger;

•	absence of a material adverse effect on TSOH since December 31, 2014;

•	compliance with applicable law;

•	non-applicability of state takeover laws;

•	employee compensation and benefits matters;

•	opinion from financial advisor;

•	home mortgage loan repurchases;

•	legal proceedings;

•	material contracts;

•	environmental matters;

•	tax matters;

•	absence of action or any fact or circumstance that would prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	intellectual property;

•	properties;

•	insurance;

•	accounting and internal controls;

•	derivatives;

•	labor matters; and

•	loan matters.

The Merger Agreement also contains representations and warranties made by Farmers and Merger Sub to TSOH relating to a number of matters, including the following:

•	corporate organization, good standing, corporate power and qualification to do business;

•	capitalization;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•	absence of conflicts with governing documents, applicable laws or certain agreements as a result of entering into the Merger Agreement or completing the Merger;

•	required regulatory consents necessary in connection with the Merger;

•	proper filing of documents with regulatory agencies and the SEC and the accuracy of information contained in the documents filed with the SEC;

•	the conformity with GAAP and SEC requirements of Farmers’ financial statements filed with the SEC;

•	broker’s and finder’s fees related to the Merger;

•	compliance with applicable law;

•	legal proceedings;

•	the absence of a material adverse effect on Farmers since December 31, 2014;

•	tax matters;

•	absence of any action or any fact or circumstance that would prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	intellectual property;

•	properties;

•	insurance;

•	accounting and internal controls;

•	ownership of Farmers common shares; and

•	available funds.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect” with respect to Farmers or TSOH, as the case may be, means a material adverse effect on (1) the financial condition, results of operations or business of that party and its subsidiaries taken as a whole, or (2) a material adverse effect on the ability of that party to complete the Merger on a timely basis, other than, with respect to (1) above, effects resulting from (A) changes after the date of the Merger Agreement in applicable GAAP or regulatory accounting requirement, or the enforcement, implementation or interpretation thereof, (B) changes after the date of the Merger Agreement in laws of general applicability to companies in the industries in which the party and its subsidiaries operate, (C) changes after the date of the Merger Agreement in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which the party and its subsidiaries operate, (D) failure, in and of itself, to meet earnings projections, but not including any underlying causes thereof, (E) the public disclosure of the Merger Agreement and compliance with the Merger Agreement, (F) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, (G) the announcement, pendency or completion of the transactions contemplated in the Merger Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relations with TSOH or its subsidiaries or (H) actions or omissions taken with the prior written consent of the other party, except, with respect to clauses (A), (B), (C) and (F), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which the party and its subsidiaries operate.

The representations and warranties in the Merger Agreement do not survive the effective time of the Merger and, as described below under “ – Termination,” if the Merger Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Merger Agreement, unless a party knowingly breached the Merger Agreement.

This summary and the copy of the Merger Agreement attached to this document as Annex B are included solely to provide investors with information regarding the terms of the Merger Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by Farmers and TSOH, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, and in reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of Farmers, TSOH or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Farmers’ public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Farmers publicly files with the SEC. For more information regarding these documents, see the section entitled “Where You Can Find More Information” in the forepart of this document.

Conditions to the Merger

Conditions to Each Party’s Obligations. The respective obligations of each of Farmers and TSOH to complete the Merger are subject to the satisfaction of the following conditions:

•	the receipt of the requisite approval of the TSOH common shareholders on the Merger Agreement;

•	authorization for the listing on the Nasdaq of the Farmers common shares to be issued in the Merger;

•	the effectiveness of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, and the absence of a stop order or proceeding initiated or threatened by the SEC for that purpose;

•	the absence of any order, injunction or decree issued by any court or agency or other law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement; and

•	the receipt of all regulatory approvals of governmental entities necessary to complete the transactions contemplated by the Merger Agreement, and the expiration of all applicable statutory waiting periods.

Conditions to Obligations of Farmers and Merger Sub. The obligation of Farmers and Merger Sub to complete the Merger is also subject to the satisfaction, or waiver by Farmers, of the following conditions:

•	the accuracy of TSOH’s representations and warranties in the Merger Agreement as of the date of the Merger Agreement and as of effective time of the Merger (other than representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date), subject to applicable materiality qualifiers (and the receipt of an officer’s certificate from TSOH to that effect);

•	the performance by TSOH in all material respects of all obligations required to be performed by it under the Merger Agreement at or prior to the effective time of the Merger (and the receipt of an officer’s certificate from TSOH to that effect);

•	the receipt of a legal opinion, dated as of the closing date, from its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•	the mutual agreement of Farmers and Stephen R. Sant upon the terms under which Mr. Sant will continue employment with Farmers; and

•	the absence of any action, determination or law enacted, entered, enforced or deemed applicable to the transactions contemplated by the Merger Agreement, including the Merger and the bank merger, by any governmental entity which imposes any restriction, requirement or condition that, individually or in the aggregate would, after the effective time of the Merger, restrict or burden Farmers or the surviving company or any of their respective affiliates in connection with the transactions contemplated by the Merger Agreement or with respect to the business or operations of Farmers or the surviving company that would have a material adverse effect on Farmers, the surviving company or any of their respective affiliates, in each case measured on a scale relative to TSOH.

Conditions to Obligations of TSOH. The obligation of TSOH to complete the Merger is also subject to the satisfaction, or waiver by TSOH, of the following conditions:

•	the accuracy of the representations and warranties of Farmers and Merger Sub in the Merger Agreement as of the date of the Merger Agreement and as of the effective time of the Merger (other than representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date), subject to applicable materiality qualifiers (and the receipt of an officer’s certificate from Farmers to that effect);

•	the performance by Farmers and Merger Sub in all material respects of all obligations required to be performed by it under the Merger Agreement at or prior to the effective time of the Merger (and the receipt of an officer’s certificate from Farmers and Merger Sub to that effect);

•	the receipt of a legal opinion, dated as of the closing date, from its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	Farmers’ authorization of delivery of the Farmers common shares to be issued in the Merger and the delivery by Farmers of the cash consideration (and, to the extent then determinable, any cash payable in lieu of fractional shares) to be paid in the Merger.

Termination; Termination Fee

The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after approval of the Merger by TSOH common shareholders:

•	by mutual written consent of Farmers and TSOH;

•	by either party, if a required governmental approval is denied by final, non-appealable action, or if a governmental entity has issued a final, non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the transactions contemplated by the Merger Agreement;

•	by either Farmers or TSOH, if the Merger has not closed on or before June 23, 2016, unless the failure to close by such date is due to the terminating party’s failure to observe the covenants and agreements of such party in the Merger Agreement;

•	by either Farmers or TSOH, if there is a breach by the other party of any of its covenants or agreements or any of its representations or warranties that would, either individually or in the aggregate with other breaches by such party, result in, if occurring or continuing on the closing date, the failure of the conditions of the terminating party’s obligation to complete the Merger and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement);

•	by Farmers, if at any time prior to the effective time of the Merger, TSOH’s board of directors has (1) failed to recommend to the shareholders of TSOH that they vote to approve the Merger Agreement, (2) changed its recommendation with respect to the Merger Agreement, including by publicly approving, endorsing or recommending, or publicly proposing to approve, endorse or recommend, certain acquisition proposals other than the Merger Agreement, whether or not permitted by the Merger Agreement, or has resolved to do the same, or (3) materially breached its non-solicitation obligations or its obligations to recommend to the TSOH shareholders the adoption of the Merger proposal and call a shareholder meeting for that purpose;

•	by Farmers, if a tender offer or exchange offer for 15% or more of the outstanding TSOH common shares is commenced (other than by Farmers or a subsidiary of Farmers), and TSOH’s board of directors recommends that the shareholders of TSOH tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender or exchange offer within ten business days; or

•	by either Farmers or TSOH, if the TSOH common shareholders do not vote to approve the Merger Agreement at a duly held shareholders meeting (including any adjournment or postponement of such meeting).

TSOH must pay Farmers a termination fee of $500,000 million in the following circumstances:

•	(1) either (A) TSOH or Farmers terminates the Merger Agreement because the Merger has not been completed by June 23, 2016, (B) Farmers terminates the Merger Agreement because of TSOH’s willful breach of the Merger Agreement, or (C) TSOH or Farmers terminates the Merger Agreement because TSOH shareholders have not approved the Merger Agreement at the TSOH shareholder meeting, and (2) prior to termination, there has been a publicly announced acquisition proposal by any third party to TSOH or its shareholders or a third party announced an intention to make an acquisition proposal, and (3) within twelve months of such termination TSOH either (A) completes an acquisition transaction, or (B) enters into any definitive agreement contemplating or otherwise relating to any acquisition transaction (but not including any confidentiality agreement required by the non-solicitation provisions contained in the Merger Agreement) with respect to an acquisition transaction or acquisition proposal, whether or not such acquisition transaction or acquisition proposal is subsequently completed (but changing, in the case of the preceding clauses (A) and (B), the references to the 15% and 85% amounts in the definitions of acquisition transaction and acquisition proposal to 50%); or

•	Farmers terminates the Merger Agreement because prior to the effective time of the Merger, (1) the TSOH board of directors (A) failed to recommend that the TSOH shareholders approve the Merger Agreement, (B) withdrew, qualified or modified, or proposed publicly to withdraw, qualify or modify, in a manner adverse to Farmers, or took any action, or made any public statement, filing or release inconsistent with, its recommendation in favor of the Merger Agreement, or publicly approved, endorsed or recommended, or publicly proposed to approve, endorse or recommend, any acquisition proposal, whether or not permitted by the Merger Agreement, or resolved to do the same, or (C) materially breached its obligations to call a special meeting of the TSOH shareholders and recommend that they approve the Merger Agreement and to refrain from soliciting alternative acquisition proposals, or (2) a tender offer or exchange offer is commenced for 15% or more of the outstanding shares of TSOH common shares (other than by Farmers or one of its subsidiaries), and the board of directors of TSOH recommends that the TSOH shareholders tender their shares in such tender or exchange offer or otherwise fails to recommend that they reject such tender offer or exchange offer within the ten business day period provided for in Rule 14e-2(a) under the Exchange Act.

Effect of Termination

If the Merger Agreement is validly terminated, the Merger Agreement will become void without any liability on the part of any of the parties, except in the case of a party’s willful breach of the Merger Agreement. However, the provisions of the Merger Agreement relating to confidentiality obligations of the parties, the termination fee, publicity and certain other technical provisions will continue in effect notwithstanding termination of the Merger Agreement.

Amendments, Extensions and Waivers

The Merger Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the Merger Agreement proposal by the TSOH shareholders, in writing signed on behalf of each of the parties, provided that after any approval of the transactions contemplated by the Merger Agreement by the TSOH shareholders, there may not be, without further approval of such shareholders, any amendment of the Merger Agreement that requires further approval under applicable law.

At any time prior to the effective time of the Merger, the parties, by action taken or authorized by their respective boards of directors, may extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the Merger Agreement or waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of a party to any extension or waiver must be in a signed writing.

Stock Market Listing

Application will be made by Farmers to have the Farmers common shares to be issued in the Merger approved for listing on the Nasdaq, which is the principal trading market for existing Farmers common shares. It is a condition to both parties’ obligation to complete the Merger that such approval is obtained, subject to official notice of issuance.

Fees and Expenses

All fees and expenses incurred in connection with the Merger, the Merger Agreement, and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Merger is completed.

COMPARISON OF CERTAIN RIGHTS OF TSOH AND FARMERS SHAREHOLDERS

Those shareholders of TSOH that do not exercise dissenters’ rights and who receive Farmers common shares in the Merger will, therefore, become shareholders of Farmers. Their rights as shareholders of Farmers will be governed by the Ohio Revised Code and by Farmers’ Amended Articles of Incorporation and Amended Code of Regulations, while TSOH shareholders are currently governed by the Ohio Revised Code and by TSOH’s Second Amended and Restated Articles of Incorporation, as amended, and Code of Regulations. Although the rights of the holders of Farmers’ common shares and those of the holders of shares of TSOH’s common shares are similar in many respects, there are some differences. These differences relate to differences between provisions of the Amended Articles of Incorporation of Farmers and the Second Amended and Restated Articles of Incorporation, as amended, of TSOH, and differences between provisions of the Amended Code of Regulations of Farmers and the Code of Regulations of TSOH.

The following chart compares certain rights of the holders of TSOH common shares to the rights of holders of Farmers common shares in areas where those rights are materially different. This summary, however, does not purport to be a complete description of such differences and is qualified in its entirety by reference to the relevant provisions of Ohio law and the respective corporate governance instruments of TSOH and Farmers.

Quorum of Shareholders

TSOH

Under TSOH’s Code of Regulations, holders of shares entitling them to exercise a majority of the voting power of TSOH entitled to vote at a meeting constitute a quorum at all meetings of shareholders for the transaction of business, except when a greater proportion is required by law, the Second Amended and Restated Articles of Incorporation, as amended, or the Code of Regulations.

Farmers

Under Farmers’ Amended Code of Regulations, shareholders representing not less than one third of the outstanding voting stock constitute a quorum for a meeting, except when a greater proportion is required by law or the articles of incorporation.

Call of Special Meeting of Shareholders

TSOH

TSOH’s Code of Regulations provides that a special meeting of the shareholders may be called by the chairperson of the board, or the president, or a majority of the directors acting with or without a meeting.

Farmers

Farmers’ Amended Code of Regulations provides that special meetings of shareholders may be called at any time by the chairman of the board of directors, president or a vice president, or a majority of the board of directors acting with or without a meeting, or the holder or holders of one-fourth of all shares outstanding and entitled to vote at the meeting.

Authorized Capital

TSOH

TSOH’s Amended and Restated Articles of Incorporation authorize TSOH to issue up to four million shares, consisting of (i) 3,500,000 shares of common stock; (ii) 100,000 shares of Series A Preferred Stock; (iii) 800 shares of Series B Preferred Stock; and (iv) 399,200 shares of Preferred Stock, each without par value.

Farmers Farmers’ Amended Articles of Incorporation authorize Farmers to issue up to thirty-five million shares, each without par value.

Removal of Directors

TSOH

TSOH’s Code of Regulations provides that all directors or any individual director may be removed from office, without cause, by the affirmative vote of the holders of record of not less than 75% of the shares having voting power with respect to the election of such directors.

Farmers

Farmers’ Amended Code of Regulations provides that any or all of the directors shall only be removed with cause and only by the affirmative vote of the holders of not less than sixty-six and two-thirds percent of the voting stock of the corporation at a meeting called for such purpose.

Pre-emptive Rights

TSOH TSOH’s Amended and Restated Articles of Incorporation do not grant pre-emptive rights to shareholders.

Farmers

Farmers’ Amended Articles of Incorporation provide that, subject to certain exceptions, shareholders have the right to purchase shares in any offering or sale by Farmers of shares for cash in proportion to their respective holdings of Farmers common shares.

Amendment of Articles of Incorporation and Code of Regulations

TSOH

TSOH’s Amended and Restated Articles of Incorporation provide that any amendments to the Second Amended and Restated Articles of Incorporation require the affirmative vote of the holders of at least two-thirds of the outstanding securities of TSOH entitled to vote on such amendment, voting as a single class.

Farmers

Farmers’ Amended Articles of Incorporation may only be amended by the affirmative vote of the holders of shares of Farmers entitling them to exercise at least two-thirds of voting power of Farmers, except that an amendment of the article relating to certain “control share acquisitions” and “business combinations” requires the affirmative vote of seventy-five percent of the voting power of Farmers.

TSOH’s Code of Regulations provides that the Code of Regulations may be amended at any meeting of the shareholders held for such purpose by the affirmative vote of the holders of record of shares entitling them to exercise a majority of the voting power of such proposal.	Farmers’ Amended Code of Regulations provides that the Amended Code of Regulations may be amended or repealed by the affirmative vote of the holders of a majority of the voting power of Farmers, or, without a meeting, by the written consent of the holders of two-thirds of the voting power of Farmers.

Votes Required to Approve Certain Transactions

TSOH

Unless the prior approval of the majority of the continuing directors has been obtained and recommended by TSOH’s board of directors to shareholders of TSOH, TSOH’s Second Amended and Restated Articles of Incorporation require the affirmative vote of the holders of at least two-thirds of the outstanding shares of TSOH entitled to vote.

Farmers

Pursuant to Farmers’ Amended Articles of Incorporation, a “control share acquisition” must be approved by the shareholders. If the control share acquisition is approved by at least two-thirds of the board of directors, then the proposed control share acquisition must be approved by the affirmative vote of at least a two-thirds of the voting power of Farmers. If the control share acquisition is not so approved by the board of directors, the proposed control share acquisition must be approved by the affirmative vote of at least eighty per cent of the voting power of Farmers.

Provisions with Possible Anti-Takeover Effects

TSOH

Certain provisions of TSOH’s Amended Articles of Incorporation and Code of Regulations provide “anti-takeover” protections, which include:

•    the division of the board of directors into three classes;

•    the supermajority voting requirements for certain corporate transactions;

•    limiting the business at special meetings to the purpose stated in the notice of the meeting; and

•    imposing notice requirements and limiting those individuals who may call a special meeting of shareholders.

Farmers

Farmers’ Amended Articles of Incorporation and Amended Code of Regulations contain provisions that may serve as anti-takeover protections, which include:

•    the division of the board of directors into three classes;

•    the ability of Farmers’ board to fill vacancies and newly created directorships by a vote of the majority of the directors then in office; and

•    the supermajority voting requirements for certain corporate transactions.

INFORMATION ABOUT TSOH

Share Ownership of Certain TSOH Beneficial Owners and Management

The following table sets forth information with respect to the TSOH common shares beneficially owned (unless otherwise indicated) by (i) each director of TSOH, (ii) certain executive officers of TSOH and (iii) all such directors and executive officers as a group, as of August 14, 2015. Except as indicated in the below table, no person is known to TSOH to be a beneficial owner of more than 5% of TSOH common shares. The business address of each director and executive officer of TSOH is 16926 St. Clair Avenue, East Liverpool, Ohio 43920.

A person has beneficial ownership of shares if he or she has the power to vote or dispose of such shares. This power can be exclusive or shared, direct or indirect. Except as otherwise noted, the beneficial owners listed have sole voting and/or investment power with respect to the shares shown.

As of August 14, 2015, there were 985,983 shares of TSOH common stock outstanding.

Directors, Named Executive Officers and 5% Holders	Common Shares Beneficially Owned		Percent Of Class
J. Robert Berg	8,356.9133	(1)	*
William E. Blair, Jr.	32,672.000	(2)	3.31%
Stephen W. Cooper	4,848.000		*
Timothy G. Dickey	3,570.000	(3)	*
Michael S. DiLoreto	5,000.000		*
Charles B. Lang	79,853.374	(4)	8.10%
Stephen R. Sant	14,699.095		1.49%
John P. Scotford, Jr.	98,162.000	(5)	9.96%
David M. Stacey	3,125.000	(6)	*
John C. Thompson	25,990.000		2.64%
Stephen A. Beadnell	1,845.148		*
Total executive officers, directors and 5% or greater holders	278,121.530		28.2%

*	Percentage of shares of common stock beneficially owned does not exceed one percent (1%).
(1)	Includes 5,713 shares owned jointly with his spouse and 884 shares owned solely by his spouse.
(2)	Includes 4,296 shares owned solely by his spouse.
(3)	Includes 3,570 shares owned jointly with his spouse.
(4)	Includes 1,937 shares owned solely by his spouse and 37,335 shares held by trusts.
(5)	Includes 98,162 shares held in the John P. Scotford Jr. Family Trust.
(6)	Includes 3,125 shares owned jointly with his spouse.

Description of TSOH’s Business

TSOH is a financial holding company organized under the laws of the State of Ohio. TSOH operates through its wholly-owned subsidiary, 1st National Community Bank, which is a full-service national banking association engaged in banking through a network of four branches located in the immediate tri-state area of Columbiana County, Ohio and Beaver County, Pennsylvania. TSOH’s philosophy is to provide a wide array of community-oriented financial service products designed to meet the needs of its customers. 1st National’s banking services are delivered through branch banking offices, which offer extended hours, and a variety of loan and deposit products.

1st National’s lending strategy has historically focused on the origination of real estate commercial mortgages, one-to-four family mortgage loans, working capital commercial loans in the form of credit lines and term notes, personal loans, automobile loans and home equity loans. 1st National attempts to manage the interest rates it pays on deposits, while maintaining a stable to growing deposit base by providing convenient and quality service at competitive rates to its customers. Historically, 1st National has relied upon its customer deposit base as its primary source of funds but has from time to time borrowed funds through credit arrangements with the Federal Home Loan Bank of Cincinnati (“FHLB”), the use of Repurchase Agreements with its business customers, and Federal Funds Purchased.

On December 31, 2014, TSOH sold Gateminder Corporation, an ATM management company, and the assets of The Cooper Insurance Agency, Inc. On April 1, 2015, TSOH sold MDH Investment Management, a registered investment adviser, to MDH’s current management.

Market Area. TSOH’s sole banking subsidiary is 1st National, which operates four offices located in Columbiana County, Ohio and Beaver County, Pennsylvania. The region benefits from proximity to shale gas drilling activity, which has led to new businesses locating in the area and expansion by existing businesses to service the drilling industry. Local land owners have benefitted from bonus checks received for leasing land for potential drilling of gas wells and royalty checks from gas production on their land. Much of 1st National’s market area is rural with rolling hills. Employment is provided by light industry, retail business and farming. Much of the light industry of the market area is located near the Ohio River, which is a focal point of the area. Because the area is mostly rural, it has a low population density. The unemployment rate in Columbiana County as of May, 2015 was 5.2% and in Beaver County, PA it was 5.3%.

Competition. The banking industry in 1st National’s market areas is highly competitive. In addition to competing with other commercial and savings banks and savings and loan associations, 1st National competes with credit unions, finance companies, leasing companies, mortgage companies, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and many other financial service firms. Competition is based on interest rates offered on deposit accounts, interest rates charged on loans and leases, fees and service charges, the quality and scope of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits, as well as other factors.

A substantial number of the commercial banks operating in 1st National’s market area are branches or subsidiaries of much larger organizations affiliated with statewide, regional or national banking companies and as a result may have greater resources and lower costs of funds than 1st National. Additionally, 1st National faces competition from a large number of other community banks. Despite the highly competitive environment, management believes 1st National is competitive because of its strong commitment to quality customer service, convenient local branches, active community involvement and competitive products and pricing.

The share of deposits held by a particular banking institution relative to all other banking institutions in a particular market is the most recognizable indicator of a bank’s market share. Based on the FDIC’s June 30, 2014 deposit data, 1st National had a 7.09% share of deposits in Columbiana County (6th of 12), and a .54% share of deposits in Beaver County, PA (10th of 11).

Lending. Lending practices are governed by a comprehensive Loan Policy, which is approved annually by the Board of Directors, and by regulations and policies of the Office of the Chief Controller (OCC), the principal federal regulator of national banks. The Loan Policy delegates lending authority to either the full Board of Directors, Executive Committee of the Board of Directors, Officer’s Loan Committee, President/CEO, Senior Vice Presidents and Loan Officers depending on the aggregate amount of the borrower’s loan balances. The Loan Policy establishes guidelines for credit types, loan mix, concentration of credit and credit standards. 1st National makes consumer loans, residential real estate loans, commercial loans, commercial real estate loans and home equity loans. Commercial, commercial real estate and residential real estate loans are the most significant portions of 1st National’s lending activity. The Loan Policy provides specific underwriting criteria for all loans. Guidelines are established for loan to value, debt service coverage, debt to income and credit scores as appropriate.

Additionally, an important objective is the interest rate risk management function, which evaluates interest rate sensitivity and determines the level of risk appropriate and consistent with approved guidelines. 1st National maintains the 1st National Asset Liability Management Policy which is reviewed and approved annually by the Board of Directors. 1st National also maintains an Asset/Liability Management Committee (“ALCO”), which is responsible for reviewing its asset/liability policies, securities portfolio, interest rate risk position and liquidity. The ALCO meets at least quarterly to review trends in interest rates, changes in the market value of the investment securities portfolio, the financial position of 1st National, actual performance results to budgeted performance, 1st National’s interest rate position as measured by changes in its net interest income, net income and economic value of equity under certain interest rate scenarios, and the projected impact of such interest rate scenarios on earnings and capital.

Market risk is the risk of losses resulting from adverse changes in market pricing and rates. 1st National’s market risk is primarily its interest rate risk associated with its investing, lending, deposit, and borrowing activities. Interest rate risk arises when interest rates on assets change in a different time period or in a different proportion from that of liabilities. Management actively monitors its interest rate sensitivity position with the primary objective to prudently structure the balance sheet so that movements of interest rates on assets and liabilities are highly correlated and produce a reasonable net interest margin even in periods of volatile interest rates.

Loan Solicitation and Processing. Loan originations are developed from a number of sources, including continuing business with depositors, other borrowers and real estate builders, solicitations by bank personnel and walk-in customers.

When a loan request is made, 1st National reviews the application, credit bureau reports, property appraisals or evaluations, financial information, verifications of income, and other documentation concerning the creditworthiness of the borrower, as applicable to each loan type. 1st National’s underwriting guidelines are set by senior management and approved by the Board. New loans are expected to conform to the underwriting standards set in the Loan Policy. Any exceptions to the guidelines must be documented as to reasons for the exceptions. The loan approval process is established in the Loan Policy and approvals can be made by Loan Officers for smaller amounts, up to approval of the Board of Directors for aggregate relationships over $750,000.

Income from Lending Activities. 1st National earns interest and fee income from its lending activities. Net of origination costs, loan origination fees are amortized over the life of a loan. 1st National also receives loan fees related to existing loans, including late charges. Income from loan origination, commitment fees and discounts varies with the volume and type of loans and commitments made, and with competitive and economic conditions.

Delinquent Loans – Late charges on residential mortgages and consumer loans are assessed if a payment is not received by the due date plus a grace period. 1st National has a weekly delinquent loan meeting to discuss past due loans. As a general rule, any borrower that becomes ten days past-due is contacted to get a promise to pay and determine the cause of the delinquency. Loans that become further delinquent can lead to repossession of non-real estate collateral or, in the case of real estate collateral, actions necessary to foreclose on the real estate.

When 1st National acquires real estate through foreclosure, voluntary deed, or similar means, it is classified as other real estate owned (OREO) until it is sold. When property is acquired in this manner, it is recorded at the fair value of the asset less the estimated costs to sell, and the loan amount reduced for the remaining balance of the loan. After the transfer to OREO, the fair value less costs to sell becomes the new cost basis for the OREO property. The amount by which the recorded investment in the loan exceeds the fair value (net of estimated cost to sell) of the OREO is charged to the allowance for loan losses. Subsequent declines in the fair value of OREO below the new cost basis are recorded through a charge to an expense account. All costs incurred from the date of acquisition to maintain the property are expensed.

Investments – Investment securities provide a return on residual funds after lending activities. Investments may be in corporate securities, U.S. Government and agency obligations, state and local government obligations and mortgage-backed securities. 1st National generally does not invest in securities that are rated less than investment grade by a nationally recognized statistical rating organization. All securities-related activity is reported to 1st National’s Board of Directors. General changes in investment strategy are required to be reviewed and approved by the Board. 1st National has a comprehensive Investment Policy that is updated when necessary, and approved annually by the Board of Directors. Among other things, the Policy gives acceptable types of securities that may be purchased, maximum block sizes, concentration limits, credit analysis necessary for various types of securities, and acceptable maturities. Responsibility for the investment portfolio belongs to 1st National’s Chief Financial Officer. In the fourth quarter of 2009, 1st National made the decision to give the management of its investment portfolio to its trust department, which in turn uses WesBanco in Wheeling, WV to manage the investment assets.

Sources of Funds – Deposit Accounts. Deposit accounts are the primary source of funds for 1st National. 1st National offers a number of deposit products to attract both commercial and regular consumer checking and savings customers, including regular and money market savings accounts, as well as a variety of fixed-maturity, fixed-rate certificates with maturities ranging from seven days to 60 months. These accounts earn interest at rates established by management based on competitive market factors and management’s desire to increase certain types or maturities of deposit liabilities. 1st National also provides debit cards, travelers’ checks, official checks, money orders, ATM services, and IRA accounts.

Borrowings – Deposits, repayment of mortgage-backed securities, maturing securities and repayment of loan principal are 1st National’s primary sources of funds for lending activities and other general business purposes. 1st National also maintains a $10 million revolving line of credit with FHLB Cincinnati, which may be increased to $13.5 million, pledged by certain qualifying assets that consist primarily of first mortgage loans and unpledged securities. As of December 31, 2014, 1st National had borrowings totaling $2.0 million under the FHLB line of credit with a maturity date of October 30, 2017. In addition, TSOH has a $2.0 million revolving line of credit with WesBanco Bank, Inc. (“WesBanco”), on which TSOH has not drawn, and a $1.0 million non-revolving line of credit with WesBanco, which was fully drawn as of December 31, 2014.

Personnel – As of December 31, 2014, TSOH had 53 full-time employees, none of which were represented by a collective bargaining agreement. Management considers its relations with employees to be good.

EXPERTS

The consolidated financial statements of Farmers appearing in Farmers’ Annual Report on Form 10-K for the year ended December 31, 2014, as amended, and the effectiveness of Farmers’ internal control over financial reporting as of December 31, 2014, have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as set forth in their report thereon, included in such Annual Report and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

Vorys, Sater, Seymour and Pease LLP has rendered an opinion that the Farmers’ common shares to be issued to the TSOH shareholders in connection with the Merger have been duly authorized and, if issued as contemplated by the Merger Agreement, will be validly issued, fully paid and non-assessable under the laws of the State of Ohio. Certain U.S. federal income tax consequences relating to the Merger will also be passed upon for TSOH by Buchanan Ingersoll & Rooney PC and for Farmers by Vorys, Sater, Seymour and Pease LLP.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Farmers to incorporate certain information into this document by reference to other information that has been filed with the SEC. This means that Farmers can disclose important business and financial information to you by referring you to another document filed separately with the SEC. The information that Farmers incorporates by reference is deemed to be part of this proxy statement/prospectus, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about Farmers and you should read this document together with any other documents incorporated by reference in this document.

Farmers

This document incorporates by reference the following documents that have previously been filed with the SEC by Farmers (File No. 001-35296):

•	Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 27, 2015, as amended by Form 10-K/A, filed with the SEC on April 27, 2015;

•	Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2015, and June 30, 2015, filed with the SEC on May 11, 2015, and August 10, 2015, respectively;

•	Current Reports on Form 8-K filed with the SEC on January 27, 2015, January 28, 2015, January 29, 2015, February 2, 2015, February 3, 2015, April 16, 2015, April 22, 2015, May 13, 2015, May 15, 2015, May 18, 2015, May 29, 2015, June 4, 2015, June 12, 2015, June 19, 2015, June 24, 2015, June 24, 2015, June 29, 2015, July 6, 2015, July 9, 2015, July 17, 2015, August 10, 2015, and August 13, 2015;

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on March 13, 2015; and

•	The description of Farmers’ common shares, no par value, contained in Farmers’ Current Report on Form 8-K filed with the SEC on December 10, 2010, and any amendment or report filed with the SEC for the purpose of updating such description.

In addition, Farmers is incorporating by reference any documents it may file under Section 13 (a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this document and prior to the date of each company’s special meeting of shareholders.

Farmers files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Farmers files with the SEC without charge by following the instructions in the section entitled “WHERE YOU CAN FIND MORE INFORMATION” in the forepart of this document.

Farmers has not authorized anyone to give any information or make any representation about the Merger or its company that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A

Dissenters’ Rights Under Section 1701.85 of the Ohio General Corporation Law

1701.85 Dissenting shareholders – compliance with section – fair cash value of shares.

(A) (1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

(2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which the dissenting shareholder seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal.

(3) Not later than 20 days before the date of the meeting at which the proposal will be submitted to the shareholders, the corporation may notify the corporation’s shareholders that relief under this section is available. The notice shall include or be accompanied by all of the following:

(a) A copy of this section;

(b) A statement that the proposal can give rise to rights under this section if the proposal is approved by the required vote of the shareholders;

(c) A statement that the shareholder will be eligible as a dissenting shareholder under this section only if the shareholder delivers to the corporation a written demand with the information provided for in division (A)(4) of this section before the vote on the proposal will be taken at the meeting of the shareholders and the shareholder does not vote in favor of the proposal.

(4) If the corporation delivers notice to its shareholders as provided in division (A)(3) of this section, a shareholder electing to be eligible as a dissenting shareholder under this section shall deliver to the corporation before the vote on the proposal is taken a written demand for payment of the fair cash value of the shares as to which the shareholder seeks relief. The demand for payment shall include the shareholder’s address, the number and class of such shares, and the amount claimed by the shareholder as the fair cash value of the shares.

(5) If the corporation does not notify the corporation’s shareholders pursuant to division (A)(3) of this section, not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to the dissenting shareholder of the fair cash value of the shares as to which the dissenting shareholder seeks relief, which demand shall state the dissenting shareholder’s address, the number and class of such shares, and the amount claimed by the dissenting shareholder as the fair cash value of the shares.

(6) If a signatory, designated and approved by the dissenting shareholder, executes the demand, then at any time after receiving the demand, the corporation may make a written request that the dissenting shareholder provide evidence of the signatory’s authority. The shareholder shall provide the evidence within a reasonable time but not sooner than 20 days after the dissenting shareholder has received the corporation’s written request for evidence.

(7) The dissenting shareholder entitled to relief under division (A)(3) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (A) (5) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which the dissenting shareholder seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within 20 days after the dissenting shareholder has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(4) of this section.

(8) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation. In the case of a conversion, a demand served on the converting corporation constitutes service on the converted entity, whether the demand is served before, on, or after the effective date of the conversion.

(9) If the corporation sends to the dissenting shareholder, at the address specified in the dissenting shareholder’s demand, a request for the certificates representing the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder, within 15 days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return the endorsed certificates to the dissenting shareholder. A dissenting shareholder’s failure to deliver the certificates terminates the dissenting shareholder’s rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within 20 days after the lapse of the 15-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of the shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only the rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, or in the case of a conversion may be the converted entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to a complaint is required. Upon the filing of a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from evidence submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have power and authority specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at a rate and from a date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505 of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within 30 days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

(C) (1) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing fair cash value, both of the following shall be excluded:

(a) Any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders;

(b) Any premium associated with control of the corporation, or any discount for lack of marketability or minority status.

(2) For the purposes of this section, the fair cash value of a share that was listed on a national securities exchange at any of the following times shall be the closing sale price on the national securities exchange as of the applicable date provided in division (C)(1) of this section:

(a) Immediately before the effective time of a merger or consolidation;

(b) Immediately before the filing of an amendment to the articles of incorporation as described in division (A) of section 1701.74 of the Revised Code;

(c) Immediately before the time of the vote described in division (A)(1)(b) of section 1701.76 of the Revised Code.

(D)(1) The right and obligation of a dissenting shareholder to receive fair cash value and to sell such shares as to which the dissenting shareholder seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

(a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

(b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

(c) The dissenting shareholder withdraws the dissenting shareholder’s demand, with the consent of the corporation by its directors;

(d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

(2) For purposes of division (D)(1) of this section, if the merger, consolidation, or conversion has become effective and the surviving, new, or converted entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the partners of a surviving, new, or converted partnership or the comparable representatives of any other surviving, new, or converted entity.

(E) From the time of the dissenting shareholder’s giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

ANNEX B

AGREEMENT AND PLAN OF MERGER

by and among

TRI-STATE 1ST BANC, INC.,

FARMERS NATIONAL BANC CORP.,

and

FMNB MERGER SUBSIDIARY, LLC

Dated as of June 23, 2015

(Continued)

(Continued)

INDEX OF DEFINED TERMS

Section
Acquisition Agreement	8.3(b)(i)
Acquisition Proposal	6.7(g)(ii)
Acquisition Transaction	6.7(g)(iii)
Agreement	Preamble
Bankruptcy and Equity Exception	3.3(a)
BHC Act	3.1(a)
Book-Entry Shares	1.4(c)
Capitalization Date Outstanding Share Count	3.2(a)
Cash Consideration	1.4(b)(i)
Cash Election	1.4(b)(i)
Cash Election Shares	1.4(b)(i)
Certificate	1.4(c)
Change in the Company Recommendation	6.3
Closing	9.1
Closing Date	9.1
Code	Recitals
Collective Bargaining Agreement	3.25
Company	Preamble
Company Benefit Plans	3.11(a)
Company Bylaws	3.1(b)
Company Capitalization Date	3.2(a), 3.2(a), 3.2(a), 3.2(a)
Company Certificate	3.1(b)
Company Common Shares	1.4(a)
Company Disclosure Schedule	9.12
Company Preferred Shares	1.4(a)
Company Recommendation	6.3
Company Shareholder Approval	6.3
Company Shares	1.4(c)
Confidentiality Agreement	6.2(b)
Controlled Group Liability	3.11(o)(i)
Dissenting Shareholder	2.3(p)
Dissenting Shares	2.3(p)
DPC Shares	1.4(a)
Effective Time	1.2
Election	2.3(a)
Election Deadline	2.3(d)
Employees	5.2(h)
Environmental Laws	3.17
Equity Rights	3.2(a)
ERISA	3.11(a)
ERISA Affiliate	3.11(o)(ii)
Exchange Agent	2.1
Exchange Agent Agreement	2.1
Exchange Fund	2.2
Exchange Ratio	1.4(b)(iii)
FDIC	3.1(c)
Federal Reserve	3.4
Form of Election	2.3(b)
Form S-4	3.4

Index of Defined Terms

(Continued)

Section
Governmental Entity	3.4
Holder	2.3
Indemnified Parties	6.6(a)
Intellectual Property	3.20(e)(i)
IRS	3.11(b)
IT Assets	3.20(e)(ii)
Knowledge	9.4
Law	3.9(a)
Letter of Transmittal	2.3(h)
Licensed Intellectual Property	3.20(e)(iii)
Liens	3.2(d)
Loans	3.26(a)
Material Contract	3.16(a)
Merger	Recitals
Merger Consideration	1.4(b)
Multiemployer Plan	3.11(f)
Multiple Employer Plan	3.11(f)
Nasdaq	2.3(m)
Non-Election Shares	1.4(b)(iv)
Nonqualified Deferred Compensation Plan	3.11(d)
Notice Period	6.7(d)(2)
OCC	3.4
Owned Intellectual Property	3.20(e)(iv)
Owned Properties	3.21, 3.21
Permitted Encumbrances	3.21, 3.21
Person	3.16(a)
Preferred Cash Consideration	1.4(b)(i)
Premium Cap	6.6(b)
Previously Disclosed	9.12
Proxy Statement	3.4
Purchaser	Preamble
Purchaser Capitalization Date	4.2
Purchaser Closing Price	2.3(m)
Purchaser Common Stock	1.4(b)(iii)
Purchaser Disclosure Schedule	9.12
Purchaser SEC Reports	4.5(b)
Purchaser Stock Plans	4.2
Qualified Plans	3.11(e)
Real Property	3.21, 3.21
Regulatory Agencies	0
Regulatory Agreement	3.15(b)
Regulatory Approvals	3.4
Representative	6.7(a)
Requisite Regulatory Approvals	7.1(e)
SEC	3.4
Securities Act	3.2(a)
Shareholders’ Meeting	6.3
Shortfall Number	1.4(e)(ii)(2)

Index of Defined Terms

(Continued)

Section
SRO	3.4
Stock Conversion Number	1.4(e)(i)
Stock Election	1.4(b)(iii)
Stock Election Number	1.4(e)(ii)(1)
Stock Election Shares	1.4(b)(iii)
Stock Proportion Number	1.4(e)(i)
Subsidiary	3.1(c)
Superior Proposal	6.7(g)(i)
Surviving Company	Recitals
Takeover Laws	3.10
Tax	3.18
Tax Return	3.18
Termination Fee	8.3(b)
Trade Secrets	3.21(e)(ii)
Trademarks	3.20(e)(i)
Trust Account Shares	1.4(a)
Voting Debt	3.2(a)

AGREEMENT AND PLAN OF MERGER, dated as of June 23, 2015 (this “Agreement”), by and among Tri-State 1st Banc, Inc. (“Company”), Farmers National Banc Corp., an Ohio corporation (“Purchaser”), and FMNB Merger Subsidiary, LLC, an Ohio limited liability company and wholly-owned subsidiary of Purchaser (“Merger Sub”).

RECITALS

A. The Boards of Directors of Company and Purchaser have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement in which Company will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving entity in the Merger (sometimes referred to in such capacity as the “Surviving Company”).

B. The parties intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and intend for this Agreement to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) for purposes of Sections 354 and 361 of the Code.

C. The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. (a) Subject to the terms and conditions of this Agreement, in accordance with the Ohio General Corporation Law (the “OGCL”), at the Effective Time, Company shall merge with and into Merger Sub. Merger Sub shall be the Surviving Company in the Merger and shall continue its existence under the laws of the State of Ohio. As of the Effective Time, the separate corporate existence of Company shall cease.

(b) Purchaser may at any time change the method of effecting the combination of Company and Purchaser, including by providing for the merger of Company with and into Purchaser; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the tax consequences of the Merger to shareholders of Company or the tax treatment of either party pursuant to this Agreement, (iii) materially impede or delay consummation of the transactions contemplated by this Agreement, (iv) require Company to mail a revised Proxy Statement if such change is made prior to obtaining Company Shareholder Approval, or require further approval of Company’s shareholders if such change is made after obtaining Company Shareholder Approval; or (v) cause any of the Company’s representations and warranties contained in Article III to be deemed inaccurate or breached by reason of such change of method.

1.2 Effective Time. The Merger shall become effective as of the date and time specified in the certificate of merger (the “Certificate of Merger”) filed with the Ohio Secretary of State. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Certificate of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Sections 1701.82 and 1705.39 of the OGCL.

1.4 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Merger Sub, Company or the holder of any of the following securities:

(a) All common shares, no par value, of Company (the “Company Common Shares”), and all Series A Preferred Stock, no par value, of Company (“Company Preferred Shares”) issued and outstanding immediately prior to the Effective Time that are owned directly by Company (other than Company Common Shares and Company Preferred Shares held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned (within the meaning of Rule 13d-3 of the Exchange Act) by third parties (any such shares, “Trust Account Shares”) and other than Company Common Shares and Company Preferred Shares held, directly or indirectly, by Company in respect of a debt previously contracted (any such shares, “DPC Shares”)) shall be cancelled and shall cease to exist, and no Merger Consideration and/or cash in lieu of fractional shares shall be delivered in exchange therefor.

(b) Subject to Section 1.4(d) and (e), each Company Common Share and each Company Preferred Share, but excluding Company Common Shares and Company Preferred Shares owned directly by Company or Purchaser (other than Trust Account Shares or DPC Shares) and Dissenting Shares, shall be converted, in the case of the Company Common Shares, at the election of the holder thereof in accordance with the procedures set forth in Article II, into the right to receive the following (the “Merger Consideration”), without interest:

(i) for each Series A Share that has not been converted into a Company Common Share in accordance with the procedures set forth in the Company Articles, $13.60 in cash (which amount equals the “Preferred Stock Liquidation Preference” (as defined in the Company Articles)) (the “Preferred Cash Consideration”); and

(ii) for each Company Common Share with respect to which an election to receive cash has been effectively made and not revoked or lost pursuant to Section 2.3 (a “Cash Election”), $14.20 in cash (the “Cash Consideration”) (such shares collectively, “Cash Election Shares”); or

(iii) for each Company Common Share with respect to which an election to receive Purchaser Common Shares has been effectively made and not revoked or lost pursuant to Section 2.3 (a “Stock Election”), 1.747 (the “Exchange Ratio”) common shares (the “Stock Consideration”) of Purchaser, without par value (“Purchaser Common Shares”) (such shares collectively, “Stock Election Shares”); or

(iv) for each Company Common Share other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or lost pursuant to Section 2.3 (collectively, the “Non-Election Shares”), the right to receive from Purchaser such Cash Consideration or Stock Consideration as is determined in accordance with Section 1.4(e).

(c) All of the Company Preferred Shares and Company Common Shares (collectively, the “Company Shares”) converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such Company Share (each, a “Certificate”) and each non-certificated Company Share represented by book-entry (“Book-Entry Shares”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares into which the Company Common Shares represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.3(m), as well as any dividends to which holders of Company Shares become entitled in accordance with Section 2.3(j).

(d) If, between the date of this Agreement and the Effective Time, the outstanding Purchaser Common Shares or Company Shares shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization (but excluding any conversion of Company Preferred Shares into Company Common Shares), an appropriate and proportionate adjustment shall be made to the Exchange Ratio and the Preferred Cash Consideration, as applicable.

(e)

(i) Notwithstanding any other provision contained in this Agreement, the total number of Company Common Shares to be converted into Stock Consideration pursuant to Section 1.4(b) (the “Stock Conversion Number”) shall be equal to the product obtained by multiplying (x) the number of Company Common Shares outstanding immediately prior to the Effective Time plus the number of Company Common Shares issuable to any holder of Company Preferred Shares who has validly elected to convert such Series A Shares in accordance with the Company Articles prior to the Effective Time, by (y) 0.75 (the “Stock Proportion Number”). All of the other Company Common Shares (except for Company Shares owned directly by Company or Purchaser (other than Trust Account Shares and DPC Shares) and Dissenting Shares) shall be converted into Cash Consideration.

(ii) Within five business days after the Closing Date, Purchaser shall cause the Exchange Agent to effect the allocation among holders of Company Common Shares of rights to receive the Cash Consideration and the Stock Consideration as follows:

(1)	If the aggregate number of Company Common Shares and the number of Company Common Shares issuable to any holder of Company Preferred Shares who has validly elected to convert such Company Preferred Shares in accordance with the Company Articles prior to the Effective Time with respect to which Stock Elections shall have been made (the “Stock Election Number”) exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof will be converted into the right to receive the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration; and

(2)	If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A) If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(B) If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration and Cash Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

1.5 Reserved.

1.6 Reserved.

1.7 Articles of Organization and Operating Agreement of the Surviving Company. The articles of organization and operating agreement of the Surviving Company shall be the articles of organization and operating agreement of Merger Sub as in effect immediately prior to the Effective Time, until duly amended in accordance with the terms thereof and applicable Law.

1.8 Managers and Officers. The Managers of Merger Sub immediately prior to the Effective Time shall be the managers of the Surviving Company and shall hold office until their respective successors are duly appointed, or their earlier death, resignation or removal. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company and shall hold office until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.

1.9 The Bank Merger. As soon as practicable after the execution of this Agreement, Company and Purchaser shall cause 1st National Community Bank (the “Company Bank”) and The Farmers National Bank of Canfield (“Purchaser Bank”), respectively, to enter into a bank merger agreement, the form of which is attached to this Agreement as Exhibit “A” (the “Bank Merger Agreement”), and which provides for the merger of Company Bank with and into Purchaser Bank (the “Bank Merger”), in accordance with applicable laws and regulations and the terms of the Bank Merger Agreement and as soon as practicable after consummation of the Merger. The Bank Merger Agreement provides that the directors of Purchaser Bank (“Purchaser Bank Board”) immediately prior to the Bank Merger shall be the directors of Purchaser Bank upon consummation of the Bank Merger.

1.10 Effect on Purchaser Common Shares. Each Purchaser Common Share outstanding immediately prior to the Effective Time will remain outstanding.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1 Exchange Agent. Prior to the Effective Time, Purchaser shall appoint Computershare Investor Services pursuant to an agreement (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.

2.2 Delivery of Merger Consideration. At or prior to the Effective Time, Purchaser and Merger Sub shall (a) authorize the Exchange Agent to deliver an aggregate number of Purchaser Common Shares equal to the aggregate Merger Consideration payable in Purchaser Common Shares and (b) deposit, or cause to be deposited with, the Exchange Agent, an amount in cash equal to the aggregate Cash Consideration and Preferred Cash Consideration and, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(m) (the “Exchange Fund”).

2.3 Election and Exchange Procedures.

Each holder of record of Company Common Shares (other than Company Common Shares owned directly by Company or Purchaser (other than Trust Account Shares or DPC Shares) and Dissenting Shares), and each holder of Company Preferred Shares who submitted a valid election to convert Company Preferred Shares into Company Common Shares in accordance with the Company Articles prior to the Effective Time, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 and any cash in lieu of fractional Purchaser Common Shares (“Holder”) shall have the right, subject to the limitations set forth in this Article II, to submit an election in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 2.3 (an “Election”) (x) the number of whole Company Common Shares owned by such Holder with respect to which such Holder desires to make a Stock Election and (y) the number of whole Company Common Shares owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) Purchaser shall prepare a form reasonably acceptable to the Company (the “Form of Election”) which shall be mailed to the Company’s shareholders entitled to vote at the Company Shareholders’ Meeting and each holder of Company Preferred Shares so as to permit the Company’s shareholders to exercise their right to make an Election prior to the Election Deadline.

(c) Purchaser shall make the Form of Election initially available at the time that the Proxy Statement is made available to the shareholders of the Company, to such shareholders, and shall use all reasonable efforts to make available as promptly as possible a Form of Election to any shareholder of the Company who requests such Form of Election following the initial mailing of the Forms of Election and prior to the Election Deadline. In no event shall the Form of Election be made available less than twenty (20) days prior to the Election Deadline.

(d) Any Election shall have been made properly only if the Exchange Agent shall have received, by 5:00 p.m. local time in the city in which the principal office of such Exchange Agent is located, on the date of the Election Deadline, a Form of Election properly completed and signed and accompanied by Certificates or evidence of Book-Entry Shares to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Certificates or evidence of Book-Entry Shares, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided, that such Certificates or evidence of Book-Entry Shares are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery. Failure to deliver Company Common Shares covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Purchaser, in its sole discretion. As used herein, “Election Deadline” means 5:00 p.m. on the date that is the day prior to the date of the Company Shareholders’ Meeting. The Company and Purchaser shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than fifteen (15) business days before, and at least five (5) business days prior to, the Election Deadline.

(e) Any Company shareholder may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed, revised Form of Election. If Purchaser shall determine in its reasonable discretion that any Election is not properly made with respect to any Company Common Shares, such Election shall be deemed to be not in effect, and the Company Common Shares covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f) Any Company shareholder may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates or evidence of Book-Entry Shares, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Elections shall be revoked automatically if the Exchange Agent is notified in writing by Purchaser or the Company that this Agreement has been terminated in accordance with Article VIII.

(g) Purchaser, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein, (ii) the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 2.3, (iii) the issuance and delivery of certificates representing Purchaser Common Shares or evidence of Book-Entry Shares into which Company Common Shares are converted in the Merger and (iv) the method of payment of cash for Company Common Shares converted into the right to receive the Cash Consideration and cash in lieu of fractional Purchaser Common Shares where the holder of the applicable Certificate has no right to receive whole Purchaser Common Shares.

(h) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each Holder who theretofore has not submitted such Holder’s Certificates or evidence of Book-Entry Shares (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) or evidence of Book-Entry Shares shall pass, only upon delivery of Certificate(s) or evidence of Book-Entry Shares (or affidavits of loss in lieu of such Certificates) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”)) and (ii) instructions for use in surrendering Certificate(s) or evidence of Book-Entry Shares in exchange for the Merger Consideration, any cash in lieu of fractional shares of Purchaser Common Shares to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(j).

(i) Upon surrender to the Exchange Agent of its Certificate(s) or Book-Entry Shares, accompanied by a properly completed Letter of Transmittal, a holder of Company Shares will be entitled to receive promptly after the Effective Time the Merger Consideration, determined as provided in Section 1.4. Until so surrendered, each such Certificate or Book-Entry Shares shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the applicable Merger Consideration and any cash in lieu of fractional Purchaser Common Shares to be issued or paid in consideration therefor upon surrender of such Certificate or Book-Entry Shares in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(j) No dividends or other distributions with respect to Purchaser Common Shares shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the Purchaser Common Shares represented thereby, in each case unless and until the surrender of such Certificate or Book-Entry Shares in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Certificate or Book-Entry Shares in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole number of Purchaser Common Shares represented by such Certificate or Book-Entry Shares and paid prior to such surrender date, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to the whole number of Purchaser Common Shares represented by such Certificate or Book-Entry Shares with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Purchaser Common Shares issuable with respect to such Certificate or Book-Entry Shares.

(k) In the event of a transfer of ownership of a Certificate or Book-Entry Shares representing Company Shares that is not registered in the stock transfer records of Company, the Merger Consideration (including cash in lieu of fractional Purchaser Common Shares) shall be issued or paid in exchange therefor to a Person other than the Person in whose name the Certificate or Book-Entry Shares so surrendered is registered if the Certificate or Book-Entry Shares formerly representing such Company Shares shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or Book-Entry Shares, or establish to the reasonable satisfaction of Purchaser that the tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Purchaser) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of Company Shares such amounts as the Exchange Agent or Purchaser, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax Law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Purchaser, as the case may be, and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares in respect of whom such deduction and withholding was made by the Exchange Agent or Purchaser, as the case may be.

(l) After the Effective Time, there shall be no transfers on the share transfer books of Company of the Company Shares that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Company Shares that occurred prior to the Effective Time. If, after the Effective Time, Certificates or

Book-Entry Shares representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration and any cash in lieu of fractional Purchaser Common Shares to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

(m) Notwithstanding anything to the contrary contained in this Agreement, no fractional Purchaser Common Shares shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Purchaser Common Shares shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Purchaser. In lieu of the issuance of any such fractional share, Purchaser shall pay to each former shareholder of Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the volume-weighted average, rounded to the nearest one tenth of a cent, of the closing sale prices of Purchaser Common Shares based on information reported by NASDAQ Stock Market (the “Nasdaq”) (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source reasonably selected by Purchaser) for the five (5) trading days immediately preceding the Effective Time (the “Purchaser Closing Price”) by (ii) the fraction of a share (after taking into account all Company Common Shares held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Purchaser Common Shares to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(n) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company as of the one year anniversary of the Effective Time may be paid to Purchaser. In such event, any former shareholders of Company who have not theretofore complied with this Article II shall thereafter look only to Purchaser with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Purchaser Common Shares deliverable in respect of each Company Common Share such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Purchaser, the Surviving Company, the Exchange Agent or any other Person shall be liable to any former holder of Company Common Shares for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(o) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in such amount as Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration deliverable in respect thereof in accordance with the terms of this Agreement and requirements of this Article II.

(p) Anything contained in this Agreement or elsewhere to the contrary notwithstanding, if any holder of Company Shares dissents from the Merger pursuant to, and properly follows such other procedures as may be required by, Section 1701.85 of the OGCL and is thereby entitled to appraisal rights thereunder (a “Dissenting Shareholder”), then any Company Shares held by such Dissenting Shareholder (“Dissenting Shares”) shall be extinguished but shall not be converted into the right to receive Merger Consideration. Instead, such Dissenting Shares shall be entitled only to such rights (and shall have such obligations) as are provided in Section 1701.85 of the OGCL. Company shall give Purchaser prompt notice upon receipt by Company of any such demands for payment of the fair value of such Company Shares, any withdrawals of such notice and any other instruments provided pursuant to applicable law. Notwithstanding the above, in the event that a Dissenting Shareholder subsequently withdraws a demand for payment, fails to comply fully with the requirements of the OGCL, or otherwise fails to establish the right of such shareholder to be paid the value of such holder’s shares under the OGCL, such Dissenting Shares shall be deemed to be converted into the right to receive, with respect to Company Common Shares the Cash Consideration and/or the Stock Consideration, as determined by Purchaser in its sole discretion, and with respect to the Company Preferred Shares the Preferred Cash Consideration. Company shall not, except with the prior written consent of Purchaser, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under the OGCL. Company shall give Purchaser the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands. Any payments made in respect of Dissenting Shares shall be made by the Surviving Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as Previously Disclosed, Company hereby represents and warrants to Purchaser as follows:

3.1 Corporate Organization.

(a) Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Ohio. Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company. Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956 (“BHC Act”).

(b) True, complete and correct copies of the Articles of Incorporation of Company, as amended (the “Company Articles”), and the Code of Regulations of Company, as amended (the “Company Code”), as in effect as of the date of this Agreement, have been made available to Purchaser prior to the date hereof.

(c) Company has Previously Disclosed a list of all its Subsidiaries. Each Subsidiary of Company (i) is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. As used in this Agreement, the term “Subsidiary,” when used with respect to either party, shall mean a corporation, association or other business entity of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof. The deposit accounts of each of Company’s Subsidiaries that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due. The articles of incorporation, code of regulations and similar governing documents of each Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act) of Company, copies of which have been made available to Purchaser, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement. The Company has also Previously Disclosed a list of all Persons with respect to which Company or its Subsidiaries own 5% or more of any class of capital stock or other equity interest, other than equity interests held in a fiduciary capacity, which list shall set forth the amount and form of ownership of the Company or its applicable Subsidiary in each such Affiliate.

3.2 Capitalization.

(a) The authorized capital stock of Company consists of 4,000,000 shares consisting of (i) 3,500,000 Company Common Shares, of which, as of June 16, 2015 (the “Company Capitalization Date”), 985,983 shares were issued and outstanding (the “Capitalization Date Outstanding Share Count”); (ii) 100,000 Company Preferred Shares, of which, as of Company Capitalization Date, 10,157 shares were issued and outstanding ; (iii) 800 shares of series B Preferred Stock, without par value, of which, as of Company Capitalization Date, zero (0) shares were issued and outstanding; (iv) 399,200 shares of Preferred Stock, of which, as of Company Capitalization Date, zero (0) shares were issued and outstanding. The Company Preferred Shares have no voting rights, including adoption of this Agreement and approval of the Merger, and, unless converted as provided in the Company Articles into Company Common Shares or a holder thereof validly dissents with respect to such Company Preferred Shares, upon consummation of the Merger, each Series A Share will be entitled only to a cash payment of $13.60. As of the Company Capitalization Date, no shares of Company Common Shares were reserved for issuance and no Company Common Shares were reserved for issuance in connection with outstanding Company Stock Options, no Company Common Shares were reserved for issuance pursuant to future awards under the Company Stock Plans. All of the issued and outstanding Company Common Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of Company may vote (“Voting Debt”) are issued or outstanding. As of the date of this Agreement, except under the Company Stock Plans in the amount set forth above, Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of, any amount based on, any Company Common Shares or Voting Debt or any other equity securities of Company or any securities representing the right to purchase or otherwise receive any Company Common Shares or Voting Debt or other equity securities of Company (“Equity Rights”).

(b) As of the Company Capitalization Date, there are no contractual obligations of Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Company or any equity security of Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Company or its Subsidiaries or (ii) to register Company Common Shares or other securities under the Securities Act of 1933, as amended (the “Securities Act”). As of the Company Capitalization Date, there are no Company Stock Options outstanding Other than the Voting Agreements, there are no voting trusts, shareholder agreements, proxies or other agreements in effect that are binding on the Company or with respect to which the Company has Knowledge with respect to the voting or transfer of any Company Common Shares or Voting Debt, other equity securities of Company or Equity Rights.

(c) There are no equity-based awards outstanding. Since the Company Capitalization Date through the date hereof, Company has not (i) issued or repurchased any Company Common Shares or Voting Debt or other equity securities of Company or Equity Rights or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on or related to the value of Company capital stock or any other equity-based awards. Company has not issued any Company Stock Options under any Company Stock Plan or otherwise with an exercise price that is less than the “fair market value” of the underlying shares on the date of grant, as determined for financial accounting purposes under GAAP. With respect to each grant of a Company Stock Option, (i) each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all other applicable Laws; and (ii) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Company. Since December 31, 2013, except as specifically permitted or required by this Agreement or as Previously Disclosed, neither Company nor any of its Subsidiaries has (A) accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long-term incentive compensation awards, (B) with respect to executive officers of Company or its Subsidiaries, entered into or amended any employment, severance, change of control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code) or (C) adopted or amended any material Company Benefit Plan.

(d) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Company are owned by Company, directly or indirectly, free and clear of any liens, pledges, charges, claims and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) Company has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals and the Company Shareholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly adopted and approved by the Board of Directors of Company by at least a two-thirds vote. The Board of Directors of Company has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Company and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Company’s shareholders for approval at a duly held Company Shareholders’ Meeting and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement and the transactions contemplated hereby by the affirmative vote of at least two-thirds of all the votes entitled to be cast by holders of Company Common Shares, no other corporate proceedings on the part of Company are necessary to approve this Agreement, or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Company and (assuming due authorization, execution and delivery by Purchaser and Merger Sub) constitutes the valid and binding obligations of Company, enforceable against Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).

(b) Except as Previously Disclosed, neither the execution and delivery of this Agreement by Company, nor the consummation by Company of the transactions contemplated hereby, nor compliance by Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company Articles or the Company Code or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any Law, judgment, order, injunction or decree applicable to Company, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, by-law or other instrument or obligation to which Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company.

3.4 Consents and Approvals. Except for (i) filings of applications and notices with, and receipt of consents, authorizations, approvals, exemptions or non-objections from, the Securities and Exchange Commission (the “SEC”), state securities authorities, applicable securities, commodities and futures exchanges, and other industry self-regulatory organizations (each, an “SRO”), (ii) the filing of any other required applications, filings or notices with the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the United States Office of the Comptroller of the Currency (the “OCC”), any foreign, federal or state banking, other regulatory, self-regulatory or enforcement authorities or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each of the bodies set forth in clauses (i) and (ii), a “Governmental Entity”) and approval of or non-objection to such applications, filings and notices (taken together with the items listed in clause (i), the “Regulatory Approvals”), (iii) the filing with the SEC of a proxy statement in definitive form relating to the Company Shareholders’ Meetings (the “Proxy Statement”) and of a registration statement on Form S-4 (or such other applicable form) (the “Form S-4”) in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4, (iv) the filing of the Certificate of Merger with the Ohio Secretary of State, and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the Purchaser Common Shares pursuant to this Agreement and approval of listing of such Purchaser Common Shares on the Nasdaq, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by the Company of the Merger or the Bank Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Company of this Agreement.

3.5 Reports.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, Company and each of its Subsidiaries have timely filed all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2010 with (i) the Federal Reserve, (ii) the FDIC, (iii) the OCC, (iv) any state banking or other state regulatory authority, (iv) the SEC, (v) any foreign regulatory authority and (vi) any applicable industry SRO (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2010, including any report or statement required to be filed pursuant to any applicable Laws, and all such reports, registration statements, proxy statements, other materials and amendments have complied in all material respects with all legal requirements relating thereto, and the Company and its Subsidiaries have paid all fees and assessments due and payable in connection therewith.

3.6 Financial Statements. Company has furnished to Purchaser the (i) audited consolidated financial statements of Company, consisting of consolidated balance sheets as of December 31, 2012, 2013 and 2014, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2012, 2013 and 2014, including the related notes and the reports thereon of S.R. Snodgrass, P.C., and (ii) certain unaudited financial statements of Company as of March 31, 2015 consisting of the balance sheet and the related statements of operations for the 3-month period then ended (collectively, all of such audited and unaudited consolidated financial statements are referred to as the “Financial Statements”). The Financial Statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (“GAAP”) during the periods involved (except as may be indicated in the notes thereto and for normal year-end adjustments) and present fairly, in all material respects, the consolidated financial condition, earnings and cash flows of Company for the periods then ended. As of the date hereof, the books and records of Purchaser and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, S.R. Snodgrass, P.C. has not resigned (or informed Company that indicated it intends to resign) or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(a) Neither Company nor any of its Subsidiaries has incurred any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on Financial Statements or disclosed in a footnote thereto, (ii) liabilities incurred in the ordinary course of business consistent in nature and amount with past practice since December 31, 2014, (iii) liabilities which are not material individually or in the aggregate, (iv) in connection with this Agreement and the transactions contemplated hereby or (v) as Previously Disclosed.

3.7 Broker’s Fees. Neither Company nor any of its Subsidiaries nor any of their respective officers, directors, employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than to Boenning & Scattergood, Inc. pursuant to a letter agreement, a true, complete and correct copy of which has been previously delivered to Purchaser.

3.8 Absence of Changes. Except as Previously Disclosed, since December 31, 2014, (i) Company and its Subsidiaries have not undertaken any of the actions prohibited by Section 5.2 had such Section been in effect at all times since such date, (ii) Company and its Subsidiaries have conducted their business only in the ordinary course of business consistent with past practice, and (ii) no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to any party, a material adverse effect on (i) the financial condition, results of operations or business of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), a “Material Adverse Effect” shall not be deemed to include effects resulting from (A) changes after the date hereof in applicable GAAP or regulatory accounting requirement, or the enforcement, implementation or interpretation thereof, (B) changes after the date hereof in Laws of general applicability to companies in the industries in which such party and its Subsidiaries operate, (C) changes after the date hereof in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which such party and its Subsidiaries operate, (D) failure, in and of itself, to meet earnings projections, but not including any underlying causes thereof, (E) the public disclosure of this Agreement and compliance with this Agreement, (F) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, (G) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or other having relationships with the Company or its Subsidiaries or (G) actions or omissions taken with the prior written consent of the other party to this Agreement except, with respect to clauses (A), (B), (C) and (F), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated by this Agreement.

3.9 Compliance with Applicable Law.

(a) Company and each of its Subsidiaries hold, and since December 31, 2010 have at all times held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit or authorization or to pay such fees or assessments has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, and, to the Knowledge of Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened in writing. Except as Previously Disclosed, Company and each of its Subsidiaries have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable Law, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and any other Law relating to discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, and when and if applicable the Sarbanes Oxley Act, and all Laws relating to broker dealers, investment advisors and insurance brokers, and (ii) any posted or internal privacy policies relating to data protection or privacy, including the protection of personal information, and neither the Company nor any of its Subsidiaries has received since December 31, 2010 written notice of any, and to Company’s Knowledge there are no, material defaults or material violations of any applicable Law. For purposes of this Agreement, “Law” shall mean any federal, state or local law, statute, ordinance, rule, regulation, order, or undertaking to or agreement with any Governmental Entity.

(b) Company and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law, except where the failure to so administer such accounts has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company. None of Company, any of its Subsidiaries, or any director, officer or employee of Company or of any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that has had and would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, and, except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

3.10 State Takeover Laws. The Board of Directors of Company has approved this Agreement and the transactions contemplated hereby by at least a two-thirds vote and as required to render inapplicable to such agreement and such transactions any applicable provisions of any takeover Laws under the OGCL, including any “moratorium,” “control share,” “takeover,” “affiliated transaction,” “interested stockholder” or similar provisions under the OGCL or the Company Articles (collectively, the “Takeover Laws”). No “fair price” Law is applicable to this Agreement and the transactions contemplated hereby.

3.11 Company Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination, severance or other contracts or agreements to which Company or any Subsidiary or any of their respective ERISA Affiliates (as hereinafter defined) is a party, currently maintains, contributes to or sponsors for the benefit of any current or former employee, officer, director or independent contractor of Company or any Subsidiary or any of their respective ERISA Affiliates or for which the Company or any Subsidiary could otherwise have any current or future material liability or material obligations (all such plans, programs, arrangements, contracts or agreements, whether or not listed in Section 3.11(a) of the Company Disclosure Schedule, collectively, the “Company Benefit Plans”).

(b) The Company has made available to Purchaser true, correct and complete copies of the following (as applicable): (i) the written document evidencing each Company Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, and all amendments, modifications or material supplements to any Company Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the U.S. Internal Revenue Service (“IRS”) for the last two plan years, (iii) the most recently received IRS determination letter, if any, relating to a Company Benefit Plan, (iv) the most recently prepared actuarial report or financial statement, if any, relating to a Company Benefit Plan, (v) the most recent summary plan description, if any, for such Company Benefit Plan (or other descriptions of such Company Benefit Plan provided to employees) and all modifications thereto, (vi) all material correspondence with the Department of Labor or the IRS; (vii) the most recent nondiscrimination tests performed under ERISA and the Code, (viii) all contracts with third-party administrators, compensation consultants and other service providers that related to a Company Benefit Plan, and (ix) any related trust agreements, insurance contracts or documents of any other funding arrangements relating to a Company Benefit Plan. Except as specifically provided in the foregoing documents delivered or made available to Purchaser, there are no amendments to any Company Benefit Plans that have been adopted or approved nor has Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Company Benefit Plans. No Company Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside of the United States.

(c) Except as Previously Disclosed, each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. During the six years preceding the date of this Agreement, neither Company nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan, and to the Company’s Knowledge no plan defect exists that would qualify for correction under any such program.

(d) Except as has been Previously Disclosed, each Company Benefit Plan that is a “nonqualified deferred compensation plan” as defined in Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) and any award thereunder, in each case that is subject to Section 409A of the Code, has since (i) January 1, 2005, been maintained and operated in good faith compliance with Section 409A of the Code and IRS Notice 2005-1, (ii) October 3, 2004, not been “materially modified” (within the meaning of Notice 2005-1) and (iii) December 31, 2008, been in documentary and operational compliance with a reasonable interpretation of Section 409A of the Code. No assets set aside for the payment of benefits under any Nonqualified Deferred Compensation Plan are held outside of the United States, except to the extent that substantially all of the services to which such benefits are attributable have been performed in the jurisdiction in which such assets are held.

(e) Section 3.11(e) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Qualified Plan and the related trust has not been revoked (nor has revocation been threatened), and to the Company’s Knowledge no circumstances or events have occurred that would reasonably be expected to adversely affect the qualified status of any Qualified Plan or the related trust or increase the costs relating thereto. No trust funding any Plan is intended to meet the requirements of Code Section 501(c)(9).

(f) None of Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is (i) subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or (ii) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); and none of Company and its Subsidiaries nor any of their respective ERISA Affiliates has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from such Multiemployer Plan or Multiple Employer Plan.

(g) Except as Previously Disclosed, Neither Company nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code. Company and each of its Subsidiaries have reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health or medical or life insurance coverage, and no representations or commitments, whether or not written, have been made that would limit Company’s or such Subsidiary’s right to amend, terminate or modify any such benefits.

(h) All contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Company.

(i) Except as Previously Disclosed, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Company or any of its Subsidiaries, or result in any limitation on the right of Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

(j) There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability (as hereinafter defined) that would be a material liability of Company, its Subsidiaries or any of their ERISA Affiliates following the Closing. Without limiting the generality of the foregoing, neither Company nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(k) None of Company and its Subsidiaries nor any of their respective ERISA Affiliates nor any Person now or previously employed by Company, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Company Benefit Plans or their related trusts, Company, any of its Subsidiaries, any of their respective ERISA Affiliates or any Person that Company or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) There are no pending or, to Company’s Knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Company’s Knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefits Plans or the assets of any of the trusts under any of the Company Benefit Plans which could reasonably be expected to result in any material liability of Company or any of its Subsidiaries to the Pension Benefit Guaranty Corporation, the Department of Treasury, the Department of Labor, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Company Benefit Plan, or any other party.

(m) Each individual who renders services to Company or any of its Subsidiaries who is classified by Company or such Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Company Benefit Plans) is properly so characterized.

(n) No deduction of any amount payable pursuant to the terms of any Company Benefit Plan (other than Previously Disclosed incentive stock options granted pursuant to Section 422 of the Code) has been disallowed or is subject to disallowance under Section 162(m) of the Code.

(o) Definitions.

(i) “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412, 430 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign Laws.

(ii) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

3.12 Approvals. As of the date of this Agreement, to Company’s Knowledge, there is no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.13 Opinion. The Board of Directors of Company has received the opinion of Boenning & Scattergood, Inc., to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Company Common Shares.

3.14 Loan Put-Backs. Company has Previously Disclosed to Purchaser all claims for repurchases by Company or any of its Subsidiaries of home mortgage loans that were sold to third parties by Company or its Subsidiaries during the past five years that are outstanding or currently threatened in writing, and Company has no reason to believe that it may be required to repurchase any material dollar volume of home mortgage loans sold to third parties by the Company or its Subsidiaries. None of the agreements pursuant to which Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

3.15 Legal Proceedings.

(a) Except as Previously Disclosed, there is no suit, action, investigation, claim, proceeding or review pending, or to Company’s Knowledge, threatened against or affecting it or any of its Subsidiaries or any of the current or former directors or executive officers of it or any of its Subsidiaries (and it is not aware of any basis for any such suit, action, investigation, claim, proceeding or review) (i) that involves a Governmental Entity, or (ii) that, individually or in the aggregate, is (A) material to it and its Subsidiaries, taken as a whole, or is reasonably likely to result in a material restriction on its or any of its Subsidiaries’ businesses or, after the Effective Time, the business of Purchaser, Surviving Company or any of their affiliates, or (B) reasonably likely to materially prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement. There is no injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by Company, any of its Subsidiaries or the assets of it or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Purchaser or any of its affiliates) that is or could reasonably be expected to be material to the Company or any of its Subsidiaries.

(b) Since December 31, 2010, (i) there have been no subpoenas, written demands, or document requests received by Company, any of its Subsidiaries or any affiliate of Company or any of its Subsidiaries from any Governmental Entity, except such as are received by Company or any of its Subsidiaries or any affiliate of Company or any of its Subsidiaries in the ordinary course of business consistent with past practice or as are not, individually or in the aggregate, material to Company and its Subsidiaries taken as a whole, and (ii) no Governmental Entity has requested that Company or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, or document request. Except as Previously Disclosed, neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2010, a recipient of any supervisory letter from, or since December 31, 2010, has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Entity that currently restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries (each item in this sentence, whether or not set forth in the Company Disclosure Schedule, a “Regulatory Agreement”), nor has Company or any of its Subsidiaries been advised in writing since December 31, 2010 by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement.

3.16 Material Contracts.

(a) Except as Previously Disclosed, neither Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (each, whether or not Previously Disclosed, a “Material Contract”): (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K; (ii) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (iii) any Contract relating to the borrowing of money by Company or any of its Subsidiaries or the guarantee by Company or any of its Subsidiaries of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds and Federal Home Loan Bank advances of depository institution Subsidiaries and ordinary course trade payables not past due) in excess of $100,000, (iv) any Contract that contains any non-competition or non-solicitation arrangements or other arrangements or obligations that purport to limit or restrict in any respect the ability of the Company or its affiliates (including, following consummation of the transactions contemplated hereby, Purchaser or any of its affiliates) to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company and its affiliates (including, following consummation of the transactions contemplated hereby, Purchaser or any of its affiliates) is or could be conducted, (v) any Contract not terminable by Company, without penalty or other incremental expense in excess of $25,000, with less than 90 days’ notice relating to the purchase or sale of any goods or services by Company or any of its Subsidiaries (other than Contracts entered into in the ordinary course of business consistent with past practice and involving payments under any individual Contract not in excess of $25,000 or involving Loans, borrowings or guarantees originated or purchased by Company or any of its Subsidiaries in the ordinary course of business consistent with past practice), (vi) any Contract not terminable by Company without penalty or other incremental expense in excess of $25,000, with less than 90 days’ notice which obligates Company or any of its affiliates (or, following the consummation of the Merger, Purchaser or any of its affiliates) to conduct business with any third party on an exclusive or preferential basis, (vii) any Contract not terminable by Company without penalty or other incremental expense in excess of $25,000, with less than 90 days’ notice which requires referrals of business or requires Company or any of its Subsidiaries to make available investment opportunities to any Person on a priority or exclusive basis, (viii) any Contract not terminable by Company without penalty or other incremental expense in excess of $25,000, with less than 90 days’ notice which grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Company or any of its Subsidiaries, (ix) any Contract which limits the payment of dividends by Company or any of its Subsidiaries, (x) any Contract pursuant to which Company or any of its Subsidiaries has agreed with any third parties to become a member of, manage or control a joint venture, partnership, limited liability company or other similar entity, (xi) any Contract pursuant to which Company or any of its Subsidiaries has agreed with any third party to a change of control transaction such as an acquisition, divestiture or merger and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect, (xii) any Contract which relates to any material Intellectual Property of or used by Company or any of its Subsidiaries, (xiii) any Contract between Company or any of its Subsidiaries, on the one hand, and (a) any officer or director of Company or any of its Subsidiaries, or (b) to the Knowledge of Company, any affiliate or family member of any such officer or director or (c) any other affiliate of Company, on the other hand, except those of a type available to employees of Company generally, or (xiv) any Contract that provides for payments to be made by Company or any of its Subsidiaries upon a change in control thereof or a termination of such Contract in excess of $50,000. For purposes of this Agreement, “Person” shall mean any individual, bank, corporation, partnership, limited liability company, association, joint venture or other organization, whether an incorporated or unincorporated organization, or Governmental Entity.

(b) Each Material Contract is a valid and legally binding agreement of Company or one of its Subsidiaries, as applicable, and, to Company’s Knowledge, the counterparty or counterparties thereto, is enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception) and is in full force and effect. Company and each of its Subsidiaries has duly performed all material obligations required to be performed by it prior to the date hereof under each Material Contract, neither Company nor any of its Subsidiaries, and, to Company’s Knowledge, any counterparty or counterparties, is in material breach or violation of any provision of any Material Contract, and no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of Company or any of its Subsidiaries under any such Material Contract or provide any party thereto with the right to terminate such Material Contract. Company has provided true and complete copies of each Material Contract to Purchaser prior to the date hereof.

3.17 Environmental Matters. Except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company and its Subsidiaries, and to the Knowledge of Company, (i) Company and its Subsidiaries have complied with all applicable Laws relating to: (a) the protection or restoration of the environment, health, safety or natural resources; (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance; and (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property involving any hazardous substance (“Environmental Laws”); (ii) there are no proceedings, claims, actions, or investigations of any kind, pending or threatened in writing, by any Person, court, agency, or other Governmental Entity or any arbitral body, against the Company or its Subsidiaries relating to any Environmental Law and there is no reasonable basis for any such proceeding, claim, action or investigation; (iii) there are no agreements, orders, judgments, indemnities or decrees by or with Company or its Subsidiaries, and any Person, court, regulatory agency or other Governmental Entity, that could impose any liabilities or obligations under or in respect of any Environmental Law; (iv) there are, and have been, no hazardous substances or other environmental conditions at any property under circumstances which could reasonably be expected to result in liability to or claims against Company or its Subsidiaries relating to any Environmental Law; and (v) there are no reasonably anticipated future events, conditions, circumstances, practices, plans, or legal requirements that could give rise to obligations or liabilities to Company and its Subsidiaries under any Environmental Law.

3.18 Taxes. Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to be filed by them and all such filed Tax Returns are complete and accurate in all material respects; and (ii) have timely paid all material Taxes (as defined below) that are required to have been paid or that Company or any of its Subsidiaries are obligated to have withheld from amounts owing to any employee, creditor or third party and to have paid, except with respect to matters contested in good faith and for which adequate reserves have been established and reflected on the financial statements of Company or its Subsidiaries. None of the material Tax Returns pertaining to Company or any of its Subsidiaries are currently under any audit, suit, proceeding, examination or assessment by the IRS or the relevant state, local or foreign Tax authority and neither Company nor any of its Subsidiaries has received written notice from any Tax authority that an audit, suit, proceeding, examination or assessment in respect of such Tax Returns or matters pertaining to Taxes is pending or threatened. The Company has not received written notice of any material deficiencies asserted or assessments made against Company or any of its Subsidiaries that have not been paid or resolved in full. The Company has not received any notice of any claim against Company or any of its Subsidiaries by any Tax authority in a jurisdiction where Company or such Subsidiary does not file Tax Returns that Company or such Subsidiary is or may be subject to taxation by that jurisdiction. No liens for Taxes exist with respect to any of the assets of Company or any of its Subsidiaries, except for liens for Taxes not yet due and payable. Neither Company nor any of its Subsidiaries has entered into, or obtained, as applicable, any material closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings with any Tax authority, nor have any been issued by any Tax authority, in each case that have any continuing effect. None of the Company or any of its Subsidiaries have been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Each of the Company and its Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither Company nor any of its Subsidiaries (A) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than a group of which Company was the common parent, (B) has any liability for a material amount of Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise or (C) is a party to or bound by any Tax sharing or allocation agreement or has any other current contractual obligation to indemnify any other Person with respect to Taxes (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries). Neither Company nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b)(2). Neither Company nor any of its Subsidiaries has been a “distributing corporation” or “controlled corporation” in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law). Neither Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business). As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all United States federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or like assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) supplied or required to be supplied to a Tax authority relating to Taxes.

3.19 Reorganization. Company has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.20 Intellectual Property. Except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company and its Subsidiaries, or as otherwise Previously Disclosed:

(a) Each of Company and its Subsidiaries, to its Knowledge (A) owns (beneficially, and of record where applicable), free and clear of all Liens, other than non-exclusive licenses entered into in the ordinary course of business consistent with past practice, all right, title and interest in and to its respective Owned Intellectual Property, and (B) has valid and sufficient rights and licenses to all of the Licensed Intellectual Property. To the Knowledge of Company, the Owned Intellectual Property is subsisting, valid and enforceable. To the Knowledge of Company, the Owned Intellectual Property and the Licensed Intellectual Property constitute all Intellectual Property used in or necessary for the operation of the respective businesses of Company and each of its Subsidiaries as presently conducted. To Company’s Knowledge, each of Company and its Subsidiaries has sufficient rights to use all Intellectual Property used in its respective business as presently conducted.

(b) To Company’s Knowledge, the operation of Company and each of its Subsidiaries’ respective businesses as presently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third Person, and since December 31, 2010, no Person has asserted in writing that Company or any of its Subsidiaries has materially infringed, misappropriated or otherwise violated any third Person’s Intellectual Property rights. To Company’s Knowledge, no third Person has infringed, misappropriated or otherwise violated any of Company’s or any of its Subsidiary’s rights in the Owned Intellectual Property.

(c) Company and each of its Subsidiaries has taken reasonable measures to protect (A) their rights in their respective Owned Intellectual Property and (B) the confidentiality of all Trade Secrets that are owned, used or held by Company or any of its Subsidiaries, and to Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to appropriate non-disclosure agreements which have not been breached. To Company’s Knowledge, no Person has gained unauthorized access to Company’s or its Subsidiaries’ IT Assets.

(d) Company’s and each of its Subsidiaries’ respective IT Assets operate and perform in all material respects as reasonably required by Company and each of its Subsidiaries in connection with their respective businesses and have not materially malfunctioned or failed within the past two years. To Company’s Knowledge,

Company and each of its Subsidiaries has implemented reasonable backup, security and disaster recovery technology and procedures consistent with industry practices. To Company’s Knowledge, Company and each of its Subsidiaries is compliant with their own privacy policies and commitments to their respective customers, consumers and employees, concerning data protection and the privacy and security of personal data and the nonpublic personal information of their respective customers, consumers and employees.

(e) For purposes of this Agreement,

(i) “Intellectual Property” means any and all: (i) trademarks, service marks, brand names, collective marks, Internet domain names, logos, symbols, trade dress, trade names, business names, corporate names, slogans, designs and other indicia of origin, together with all translations, adaptations, derivations and combinations thereof, all applications, registrations and renewals for the foregoing, and all goodwill associated therewith and symbolized thereby (“Trademarks”); (ii) patents and patentable inventions (whether or not reduced to practice), all improvements thereto, and all invention disclosures and applications therefor, together with all divisions, continuations, continuations-in-part, revisions, renewals, extensions, reexaminations and reissues in connection therewith; (iii) confidential proprietary business information, trade secrets and know-how, including processes, schematics, business and other methods, technologies, techniques, protocols, formulae, drawings, prototypes, models, designs, unpatentable discoveries and inventions (“Trade Secrets”); (iv) copyrights in published and unpublished works of authorship (including databases and other compilations of information), and all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) other intellectual property rights.

(ii) “IT Assets” means, with respect to any Person, the computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data, data communications lines, and all other information technology equipment, and all associated documentation owned by such Person or such Person’s Subsidiaries.

(iii) “Licensed Intellectual Property” means the Intellectual Property owned by third Persons that is used in or necessary for the operation of the respective businesses of Company or Purchaser, as the case may be, and each of its respective Subsidiaries as presently conducted.

(iv) “Owned Intellectual Property” means Intellectual Property owned or purported to be owned by Company or Purchaser, as the case may be, or any of its respective Subsidiaries.

3.21 Properties. Company or one of its Subsidiaries, except as Previously Disclosed, (a) has good and, as to real property, marketable title to all the material properties and assets reflected in either the latest audited balance sheet or latest interim balance sheet included in the Financial Statements as being owned by Company or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice) (the “Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due or which are contested in good faith and for which adequate reserves have been taken, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in either the Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Owned Properties, the “Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Knowledge of Company, the lessor. There are no pending or, to the Knowledge of Company, threatened (in writing) condemnation proceedings against the Real Property.

3.22 Insurance. Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Company reasonably has determined to be prudent and consistent with industry practice. Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Company and its Subsidiaries, Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.23 Accounting and Internal Controls.

(a) The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence.

(b) Since December 31, 2010 (A) except as Previously Disclosed, neither Company nor any of its Subsidiaries nor, to Company’s Knowledge, any director, officer, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Company or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to its Board of Directors or any committee thereof or to any of its directors or officers.

3.24 Derivatives. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Company or for the account of a customer of the Company Bank, were entered into in the ordinary course of business and in all material respects in accordance with applicable rules, regulations and policies of the applicable regulatory authority and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Company or Company Bank enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. Company and Company Bank have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Company’s Knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.25 Labor. (i) Neither Company nor any of its Subsidiaries is or since December 31, 2010, has been a party to any collective bargaining agreement, labor union contract, or trade union agreement (each a “Collective Bargaining Agreement”); (ii) no employee is represented by a labor organization for purposes of collective bargaining with respect to Company or any of its Subsidiaries; (iii) to the Knowledge of Company, as of the date hereof, there are no activities or proceedings of any labor or trade union to organize any employees of Company or any of its Subsidiaries; (iv) no Collective Bargaining Agreement is being negotiated by Company or any of its Subsidiaries; (v) as of the date hereof, there is no strike, lockout, slowdown, or work stoppage against Company or any of its Subsidiaries pending or, to the Knowledge of Company, threatened, that may interfere in any material respect with the respective business activities of Company or any of its Subsidiaries; (vi) to the

Knowledge of the Company, there is no pending charge or complaint against Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity and (vii) Company and its Subsidiaries have complied with all Laws regarding employment and employment practices, terms and conditions of employment and wages and hours and other Laws in respect of any reduction in force, including notice, information and consultation requirements.

3.26 Loans; Loan Matters.

(a) As of March 31, 2015, neither Company nor any of its Subsidiaries is a party to any written or oral (i) loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), (x) the unpaid principal balance of which exceeds $50,000, and under the terms of which the obligor was 90 days or more delinquent in payment of principal or interest or (y) to the Knowledge of Company, the unpaid principal balance of which exceeds $50,000 and which the obligor is in material default of any other provision under such Loan (for purposes of this clause (y), the failure of a borrower to deliver financial and other data on a timely basis to Company as required by the relevant loan agreement shall not be deemed a material default), or (ii) Loan with any director, executive officer or five percent or greater shareholder of the Company or any of its Subsidiaries, or to the Knowledge of Company, any Person controlling, controlled by or under common control with any of the foregoing. Section 3.26(a) of the Company Disclosure Schedule sets forth (i) all of the Loans in original principal amount in excess of $50,000 of Company or any of its Subsidiaries that as of March 31, 2015, were classified (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan as of such date and the identity of the borrower thereunder, (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of the Company and its Subsidiaries that as of March 31, 2015, were classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category and (iii) each asset of the Company that as of March 31, 2015, was classified as “Other Real Estate Owned” and the book value thereof as of such date.

(b) Each Loan currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are, in all material respects, true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to Company’s Knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). The notes or other credit or security documents with respect to each such outstanding Loan were in compliance with all applicable Laws at the time of origination or purchase by Company or its Subsidiaries and are complete and correct in all material respects. Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in all material respects in accordance with the relevant notes or other credit or security documents, Company’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with the requirements under all applicable Laws.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB

Except as Previously Disclosed, Purchaser and Merger Sub hereby jointly and severally represent and warrant to Company as follows:

4.1 Corporate Organization. Purchaser is a corporation duly formed, validly existing and in good standing under the laws of the State of Ohio. Merger Sub is a limited liability company duly organized and in full force and effect under the laws of the State of Ohio. Purchaser has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is and will be duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Purchaser is duly registered as a bank holding company under the BHC Act.

4.2 Capitalization. The authorized capital stock of Purchaser consists of 35,000,000 Purchaser Common Shares of Purchaser Common Stock, of which, as of April 30, 2015 (the “Purchaser Capitalization Date”), 18,408,612 were issued and outstanding. As of the Purchaser Capitalization Date, no Purchaser Common Shares were authorized for issuance upon exercise of options issued pursuant to employee and director stock plans of Purchaser or a Subsidiary of Purchaser in effect as of the date of this Agreement (the “Purchaser Stock Plans”). All of the issued and outstanding Purchaser Common Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Voting Debt of Purchaser is issued or outstanding. As of the Purchaser Capitalization Date, except pursuant to this Agreement and the Purchaser Stock Plans, Purchaser does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any Purchaser Common Shares, Voting Debt of Purchaser or any other equity securities of Purchaser or any securities representing the right to purchase or otherwise receive any Purchaser Common Shares or Voting Debt of Purchaser or other equity securities of Purchaser. The Purchaser Common Shares to be issued pursuant to the Merger have been reserved for issuance, and when issued, will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

4.3 Authority; No Violation.

(a) Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Merger Sub has the full limited liability company power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously adopted and approved by the Board of Directors of Purchaser and the managers and members of Merger Sub to the extent required by applicable Law. This Agreement has been duly and validly executed and delivered by Purchaser and Merger Sub and (assuming due authorization, execution and delivery by Company) constitutes the valid and binding obligation of Purchaser and Merger Sub, enforceable against Purchaser and Merger Sub in accordance with its terms (subject to the Bankruptcy and Equity Exception).

(b) Neither the execution and delivery of this Agreement by Purchaser or Merger Sub, nor the consummation by Purchaser or Merger Sub of the transactions contemplated hereby, nor compliance by Purchaser or Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the articles of incorporation or code of regulations of Purchaser or the articles of organization or operating agreement of Merger Sub, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any other Law, judgment, order, injunction or decree applicable to Purchaser, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser.

4.4 Consents and Approvals. Except for (i) the Regulatory Approvals, (ii) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Form S-4, (iii) the filing of the Certificate of Merger with the Ohio Secretary of State, and (iv) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the Purchaser Common Shares pursuant to this Agreement and approval of listing of such Purchaser Common Shares on the Nasdaq, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Purchaser of this Agreement or with the consummation by Purchaser of the Merger or by Purchaser Bank of the Bank Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Purchaser of this Agreement.

4.5 Reports.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser, Purchaser and each of its Subsidiaries have timely filed all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2010 with the Regulatory Agencies and each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2010, including any report or statement required to be filed pursuant to any applicable Laws, and all such reports, registration statements, proxy statements, other materials and amendments have complied in all material respects with all legal requirements relating thereto, and have paid all fees and assessments due and payable in connection therewith.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Purchaser pursuant to the Securities Act or the Exchange Act (the “Purchaser SEC Reports”) since December 31, 2010 is publicly available. All Purchaser SEC Reports, at the time of filing, complied, and all Purchaser SEC Reports required to be filed prior to the Effective Time will comply, in all material respects with applicable Law and included and will include all exhibits required to be filed under applicable Law. None of such documents, when filed or as amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Purchaser’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

4.6 Financial Statements.

(a) The financial statements of Purchaser and its Subsidiaries included (or incorporated by reference) in the Purchaser SEC Reports (including the related notes, where applicable) have been prepared in accordance with GAAP during the periods involved (except as may be indicated in the notes thereto and for normal year-end adjustments) and present fairly, in all material respects, the consolidated financial condition, earnings and cash flows of Purchaser for the periods then ended. As of the date hereof, the books and records of Purchaser and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Crowe Horwath LLP has not resigned (or informed Purchaser that indicated it intends to resign) or been dismissed as independent public accountants of Purchaser as a result of or in connection with any disagreements with Purchaser on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither Purchaser nor any of its Subsidiaries has incurred any material liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Purchaser included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent in nature and amount with past practice since March 31, 2015 or (iii) in connection with this Agreement and the transactions contemplated hereby.

4.7 Broker’s Fees. Neither Purchaser nor any of its Subsidiaries nor any of their respective officers or directors have employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than to Raymond James & Associates, Inc.

4.8 Compliance with Applicable Law. Purchaser and each of its Subsidiaries hold, and have at all times since December 31, 2010 held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit or authorization or to pay such fees or assessments has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser and, to the Purchaser’s Knowledge, no suspension or cancellation of any such necessary license, franchise, permit or authorization has, prior to the date hereof, been threatened in writing. Purchaser and each of its Subsidiaries have complied in all material respects with, and are not in default or violation in any material respect of, any applicable Law relating to Purchaser or any of its Subsidiaries.

4.9 Legal Proceedings. (a) Except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser, none of Purchaser or any of its Subsidiaries is a party to any, and there are no pending or, to Purchaser’s Knowledge, threatened, material legal, administrative, arbitral or other material suits, actions, investigations, claims, proceedings or reviews of any nature against Purchaser or any of its Subsidiaries.

(b) There is no injunction, order, award, judgment, settlement, decree or regulatory restriction (other than those of general application that apply to similarly situated banks or their Subsidiaries) imposed upon Purchaser or any of its Subsidiaries that is or could reasonably be expected to be material to Purchaser or any of its Subsidiaries.

(c) There is no suit, action, investigation, claim, proceeding or review pending, or to Purchaser’s Knowledge, threatened against or affecting it or any of its Subsidiaries (and it is not aware of any basis for any such suit, action, investigation, claim, proceeding or review) that, individually or in the aggregate, is reasonably likely to materially prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement.

4.10 Absence of Changes. Since December 31, 2014, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser.

4.11 Taxes. Purchaser and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to be filed by them and all such filed Tax Returns are complete and accurate in all material respects; and (ii) have timely paid all material Taxes (as defined below) that are required to have been paid or that Purchaser or any of its Subsidiaries are obligated to have withheld from amounts owning to any employee, creditor or third party and to have paid, except with respect to matters consented in good faith and for which adequate reserves have been established and reflected on the financial statements of Purchaser or its Subsidiaries. None of the material Tax Returns pertaining to Purchaser or any of its Subsidiaries are currently under any audit, suit, proceeding, examination or assessment by the IRS or the relevant state, local or foreign Tax authority and neither Purchaser or any of its Subsidiaries has received written notice from any Tax authority that an audit, suit, proceeding, examination or assessment in respect of such Tax Returns or matters pertaining to Taxes is pending or threatened. No material assessment in respect of such Tax Returns or matters pertaining to Tax Returns or matters pertaining to Taxes is pending or threatened. No material deficiencies have been asserted or assessments made against Purchaser or any of its Subsidiaries by any Tax authority in a jurisdiction where Purchaser or such Subsidiary does not file Tax Returns that Purchaser or such Subsidiary is or may be subject to taxation by that jurisdiction. No liens for Taxes exist with respect to any of the assets of Purchaser or any of its Subsidiaries, except for liens for Taxes not yet due and payable. Neither Purchaser nor any of its Subsidiaries has entered into, or obtained, as applicable, any material closing agreement, private letter ruling, technical advice memoranda or similar agreement or rulings with any Tax authority, nor have any been issued by any Tax authority, in each case that have any continuing effect. Each of the Purchaser and its Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither Purchaser nor any of its Subsidiaries (A) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than a group of which Purchaser was the common parent, (B) has any Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise or (C) is a party to or bound by any Tax sharing or allocation agreement or has any other current contractual obligation to indemnify any other Person with respect to Taxes (other than such agreement or arrangement exclusively between or among Purchaser and its Subsidiaries). Neither Purchaser nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b)(2). Neither Purchaser nor any of its Subsidiaries has been a “distributing corporation” or “controlled corporation” in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law). Neither Purchaser nor any of its Subsidiaries is the beneficiary of any extension of time within which or file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business).

4.12 Approvals. As of the date of this Agreement, Purchaser knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.13 Reorganization.

(a) Purchaser has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) Merger Sub is an entity that is disregarded as an entity separate from Purchaser for federal Tax purposes and, as such, is a “disregarded entity” as defined in Treasury Regulations 1.368-2(b)(1)(i)(A).

4.14 Intellectual Property. Except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Purchaser and its Subsidiaries:

(a) Each of Purchaser and its Subsidiaries, to its Knowledge (A) owns (beneficially, and of record where applicable), free and clear of all Liens, other than non-exclusive licenses entered into in the ordinary course of business consistent with past practice, all right, title and interest in and to its respective Owned Intellectual Property, and (B) has valid and sufficient rights and licenses to all of the Licensed Intellectual Property. To the Purchaser’s Knowledge, the Owned Intellectual Property is subsisting, valid and enforceable. To the Purchaser’s Knowledge, the Owned Intellectual Property and the Licensed Intellectual Property constitute all Intellectual Property used in or necessary for the operation of the respective businesses of Purchaser and each of its Subsidiaries as presently conducted. To the Purchaser’s Knowledge, each of Purchaser and its Subsidiaries has sufficient rights to use all Intellectual Property used in its respective business as presently conducted.

(b) To Purchaser’s Knowledge, the operation of Purchaser and each of its Subsidiaries’ respective businesses as presently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third Person, and since December 31, 2010, no Person has asserted in writing that Purchaser or any of its Subsidiaries has materially infringed, misappropriated or otherwise violated any third Person’s Intellectual Property rights. To Purchaser’s Knowledge, no third Person has infringed, misappropriated or otherwise violated any of Purchaser’s or any of its Subsidiary’s rights in the Owned Intellectual Property.

(c) Purchaser and each of its Subsidiaries has taken reasonable measures to protect (A) their rights in their respective Owned Intellectual Property and (B) the confidentiality of all Trade Secrets that are owned, used or held by Purchaser or any of its Subsidiaries, and to Purchaser’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to appropriate non-disclosure agreements which have not been breached. To Purchaser’s Knowledge, no Person has gained unauthorized access to Purchaser’s or its Subsidiaries’ IT Assets.

(d) Purchaser’s and each of its Subsidiaries’ respective IT Assets operate and perform in all material respects as reasonably required by Purchaser and each of its Subsidiaries in connection with their respective businesses and have not materially malfunctioned or failed within the past two years. To Purchaser’s Knowledge, Purchaser and each of its Subsidiaries has implemented reasonable backup, security and disaster recovery technology and procedures consistent with industry practices. To Purchaser’s Knowledge, Purchaser and each of its Subsidiaries is compliant with their own privacy policies and commitments to their respective customers, consumers and employees, concerning data protection and the privacy and security of personal data and the nonpublic personal information of their respective customers, consumers and employees.

4.15 Properties. Purchaser or one of its Subsidiaries (a) has good and, as to real property, marketable title to all the material properties and assets reflected in either the latest audited balance sheet or latest interim balance sheet included in the Financial Statements as being owned by Purchaser or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice) (the “Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due or which are being contested in good faith for which adequate reserves have been taken, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in either the Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Owned Properties, the “Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Purchaser’s Knowledge, the lessor. There are no pending or, to the Purchaser’s Knowledge, threatened (in writing) condemnation proceedings against the Real Property.

4.16 Insurance. Purchaser and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Purchaser reasonably has determined to be prudent and consistent with industry practice. Purchaser and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Purchaser and its Subsidiaries, Purchaser or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.17 Accounting and Internal Controls.

(a) The records, systems, controls, data and information of Purchaser and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Purchaser or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. Purchaser and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Purchaser has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Purchaser and its Subsidiaries is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to allow it to make certifications that would be required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, if applicable.

(b) Purchaser’s management completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the years ended December 31, 2013 and 2014, and such assessments concluded that such controls were effective. Purchaser has previously disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of its Board of Directors, and has described in Section 4.17(b) of the Purchaser Disclosure Schedule: (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

(c) Since December 31, 2010 (A) neither Purchaser nor any of its Subsidiaries nor, to Purchaser’s Knowledge, any director, officer, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Purchaser or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Purchaser or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to its Board of Directors or any committee thereof or to any of its directors or officers.

4.18 Ownership of Company Common Shares. As of the date hereof, neither Purchaser nor any of its affiliates, (i) beneficially owns, directly or indirectly, any Company Common Shares, (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any Company Common Shares, (iii) is not now, nor at any time within the last three years has been, an “interested shareholder”, as such term is defined in Section 1704.01 of the OGCL, or (iv) is a “Related Person”, as such term is defined in Article SEVENTH of the Company Articles.

4.19 Available Funds. Purchaser has cash and, immediately prior to the Effective Time, Merger Sub, will have cash, sufficient to pay or cause to be deposited into the Exchange Fund the aggregate amount of cash as required pursuant to Section 2.2.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, (i) each of Company and Purchaser shall, and shall cause each of its respective Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects and (b) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and (ii) each of Company and Purchaser shall, and shall cause each of its respective Subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Company or Purchaser to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

5.2 Company Forbearances. Except as otherwise specifically permitted or required by this Agreement, during the period from the date of this Agreement to the Effective Time, Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed):

(a) (i) Issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional common shares or other equity interest, Voting Debt or Equity Rights, or (ii) grant, award or issue any Company Stock Options, restricted units, stock appreciation rights, restricted stock, awards based on the value of the Company’s capital stock or other equity-based award with respect to shares of the Company Common Shares under any of the Company Benefit Plans or Company Stock Plans or otherwise, except in the case of clause (i) only, for issuances of Company Common Shares to any holder of Company Preferred Shares who has validly elected to convert such Company Preferred Shares into Company Common Shares in accordance with the Company’s Articles prior to the Effective Time.

(b) (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (other than regular quarterly dividends not exceeding $0.07 per share on the Company Shares and dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries), or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock (other than repurchases of common shares in the ordinary course of business consistent with past practice to satisfy obligations under the Company Benefit Plans).

(c) Amend the terms of, waive any rights under, terminate, knowingly violate the terms of, or enter into, (i) any contract or other binding obligation other than in the ordinary course of business consistent with past practice or (ii) any contract or other binding obligation of the sort specified in Section 3.16(a)(iv), (vi), (vii), (viii), (ix), (x), (xiii) or (xiv).

(d) Sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole.

(e) Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity.

(f) Amend the Company Articles or the Company Regulations, or similar governing documents of any of its Significant Subsidiaries.

(g) Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements or any Regulatory Agency responsible for regulating the Company.

(h) Except as required under applicable Law or the terms of any Company Benefit Plan existing as of the date hereof (i) increase in any manner the compensation, severance or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of Company or its Subsidiaries (collectively, “Employees”), other than increases in base salary to Employees in the ordinary course consistent with past practice, which shall not exceed 1.5% in the aggregate or 3% for any individual to Employees (in each case, on an annualized basis), (ii) other than the payment of quarterly incentive compensation to Employees in the ordinary course consistent with past practice and financial statement accruals, pay or award, or commit to pay or award, any bonuses or incentive compensation, (iii) become a party to, establish, amend, alter prior interpretations of, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Employee (or newly hired Employee), (iv) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation, (v) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (vi) change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Law, or (vii) hire or terminate without cause the employment of any Employee who has (in the case of Employees to be terminated) or would have (in the case of Employees to be hired) target total compensation (base salary, target cash incentive and target equity) of $75,000 or more.

(i) Take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or, except as may be required by applicable Law imposed by any Governmental Entity, (i) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (ii) take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied.

(j) Incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice.

(k) Enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by Law or requested by a Regulatory Agency.

(l) Other than in consultation with Purchaser, make any material change to (i) its investment securities portfolio, derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or (ii) the manner in which the portfolio is classified or reported, except as required by Law or requested by a Regulatory Agency.

(m) Settle any action, suit, claim or proceeding against it, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of $50,000 individually (or $200,000 in the aggregate for all such actions, suits, claims) and that would not (i) impose any restriction on the business of it or its Subsidiaries or (ii) create precedent for claims that is reasonably likely to be material to it or its Subsidiaries.

(n) Make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility.

(o) Make or incur any capital expenditure in excess of $50,000 individually or $200,000 in the aggregate, except for Previously Disclosed binding commitments existing on the date hereof.

(p) Issue any communication of a general nature to its employees or customers without the prior approval of Purchaser (which will not be unreasonably delayed or withheld), except for communications in the ordinary course of business that do not relate to the Merger or other transactions contemplated hereby.

(q) Make or change any material Tax elections, change or consent to any change in it or its Subsidiaries’ method of accounting for Tax purposes (except as required by applicable Tax Law), enter into any structured transaction outside of its regular course of business, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, or file any material amended Tax Return.

(r) Except (i) for Loans or legally binding commitments for Loans that have previously been approved by the Company prior to the date of this Agreement, make or acquire any Loan or issue a commitment (or renew or extend an existing commitment) for any Loan, or amend or modify in any material respect any existing Loan, that would result in total credit exposure to the applicable borrower (and its affiliates) in excess of $300,000, (ii) with respect to amendments or modifications that have previously been approved by the Company prior to the date of this Agreement, amend or modify in any material respect any existing Loan rated “special mention” or below by the Company with total credit exposure in excess of $300,000 or (iii) with respect to any such actions that have previously been approved by the Company prior to the date of this Agreement, modify or amend any Loan in a manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by the Company, in each case in excess of $300,000.

(s) Agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.2.

5.3 Purchaser Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of Company (which shall not be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, Purchaser shall not, and shall not permit any of its Subsidiaries to:

(a) Take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or, except as may be required by applicable Law imposed by any Governmental Entity, (i) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (ii) take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied.

(b) Agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.3.

(c) Make or change any material Tax elections, change or consent to any change in it or its Subsidiaries’ method of accounting for Tax purposes (except as required by applicable Tax Law), enter into any structured transaction outside of its regular course of business, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, or file any material amended Tax Return.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Purchaser shall promptly prepare and file with the SEC, and Company shall cooperate in the preparation of, the Form S-4, in which the Proxy Statement will be included as a prospectus. Purchaser shall use its commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Company shall thereafter mail or deliver the Proxy Statement to Company shareholders. Purchaser shall also use its commercially reasonable efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Company shall furnish all information concerning Company and the holders of Company Common Shares as may be reasonably requested in connection with any such action.

(b) The parties shall cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities. Company and Purchaser shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws, all the information relating to Company or Purchaser, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences. Notwithstanding anything contained herein to the contrary, in no event shall the foregoing or any other provision of this Agreement require Purchaser or Company to take or commit to take any actions in connection with obtaining such consents, approvals and authorizations, or agree to or suffer any condition or restriction on Purchaser, Company or the Surviving Corporation in connection therewith, that would or could reasonably be expected to have a material adverse effect (measured on a scale relative to Company) on Purchaser or Company.

(c) Each of Purchaser and Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Purchaser, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement. Each of Purchaser and Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (1) the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (2) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each of Purchaser and Company further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact required to be stated therein or necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Proxy Statement.

(d) Each of Purchaser and Company shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable Laws, Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of Purchaser, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, Company shall, and shall cause its Subsidiaries to, make available to Purchaser (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities Laws or federal or state banking or insurance Laws (other than reports or documents that Company is not permitted to disclose under applicable Law); (ii) all other information concerning its business, properties and personnel as Purchaser may reasonably request, including periodic updates of the information provided in Section 3.26. Upon the reasonable request of Company, Purchaser shall furnish such reasonable information about it and its business as is relevant to Company and its shareholders in connection with the transactions contemplated by this Agreement. Neither Company nor Purchaser, nor any of their Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Law, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All nonpublic information and materials provided pursuant to this Agreement shall be subject to the provisions of the confidentiality agreement entered into between the Purchaser and Company as of December 15 2014, (the “Confidentiality Agreement”).

(c) No investigation by a party hereto or its representatives shall affect or be deemed to modify or waive any representations, warranties or covenants of the other party set forth in this Agreement.

6.3 Shareholder Approval. The Board of Directors of Company has resolved to recommend to Company’s shareholders that they approve this Agreement and will submit to its shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement, including , without limitation, the notices to the holders of the Company Preferred Shares pursuant to the Company Articles. In furtherance of that obligation, Company will take, in accordance with applicable Law and the Company Articles and Company Code, all action necessary to convene a meeting of its shareholders (“Company Shareholders’ Meeting”), as promptly as practicable after Purchaser has obtained the SEC’s declaration of effectiveness of the Form S-4, to consider and vote upon approval of this Agreement. Company agrees that its obligations pursuant to this Section 6.3shall not be affected by the commencement, public proposal, public disclosure or communication to Company of any Acquisition Proposal or Change in the Company Recommendation. Subject to the provisions of Section 6.7, Company shall, through its Board of Directors, recommend to its shareholders the approval and adoption of this Agreement (the “Company Recommendation”), and shall use its best efforts to obtain from its shareholders the requisite affirmative vote approving this Agreement (the “Company Shareholder Approval”). Notwithstanding any Change in the Company Recommendation, this Agreement shall be submitted to the shareholders of Company at the Company Shareholders’ Meeting for the purpose of obtaining the Company Shareholder Approval and nothing contained herein shall be deemed to relieve Company of such obligation so long as Purchaser has obtained the SEC’s declaration of effectiveness of the Form S-4; provided, however, that if the Board of Directors of Company shall have effected a Change in the Company Recommendation permitted hereunder, then the Board of Directors of Company shall submit this Agreement to Company’s shareholders without the recommendation of the Agreement (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of Company may communicate the basis for its lack of a recommendation to the Company’s shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by applicable Law; provided that, for the avoidance of doubt, Company may not take any action under this sentence unless it has complied with the provisions of Section 6.7. In addition to the foregoing, neither Company nor its Board of Directors of Company shall recommend to its shareholders or submit to the vote of its shareholders any Acquisition Proposal other than the Merger. Except as set forth in Section 6.7, neither the Board of Directors of Company nor any committee thereof shall withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Purchaser, the Company Recommendation or take any action, or make any public statement, filing or release inconsistent with the Company Recommendation (any of the foregoing being a “Change in the Company Recommendation”).

6.4 Nasdaq Listing; Reservation of Purchaser Common Shares.

(a) Purchaser shall cause the shares of Purchaser Common Shares to be issued in the Merger to have been authorized for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

(b) Purchaser agrees at all times from the date of this Agreement to reserve a sufficient number of Purchaser Common Shares to fulfill its obligations under this Agreement, including payment of the Merger Consideration.

6.5 Employee Matters.

(a) As soon as administratively practicable after the Effective Time, Purchaser shall take all reasonable action so that employees of Company and its Subsidiaries shall be entitled to participate in each Purchaser Benefit Plan of general applicability with the exception of any plan frozen to new participants (collectively, the “Purchaser Eligible Plans”) to the same extent as similarly-situated employees of Purchaser and its Subsidiaries, it being understood that inclusion of the employees of Company and its Subsidiaries in the Purchaser Eligible Plans may occur at different times with respect to different plans, provided that coverage shall be continued under corresponding Company Benefit Plans until such employees are permitted to participate in the Purchaser Eligible Plans and provided further, however, that nothing contained in this Agreement shall require Purchaser or any of its Subsidiaries to make any grants to any former employee of Company under any discretionary equity compensation plan of Purchaser or to provide the same level of (or any) employer contributions or other benefit subsidies as Company or its Subsidiaries. Purchaser shall cause each Purchaser Eligible Plan in which employees of Company and its Subsidiaries are eligible to participate, to recognize, for purposes of determining eligibility to participate in, and vesting of, benefits under the Purchaser Eligible Plans, the service of such employees with Company and its Subsidiaries to the same extent as such service was credited for such purpose by Company or its Subsidiaries, and, solely for purposes of Purchaser’s vacation programs, for purposes of determining the benefit amount, provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Except for the commitment to continue those Company Benefit Plans that correspond to Purchaser Eligible Plans until employees of Company and its Subsidiaries are included in such Purchaser Eligible Plans, nothing in this Agreement shall limit the ability of Purchaser to amend or terminate any of the Company Benefit Plans in accordance with and to the extent permitted by their terms at any time permitted by such terms.

(b) At and following the Effective Time, and except as otherwise provided in Section 6.5(e), Purchaser shall honor, and the Surviving Company shall continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of Company and its Subsidiaries and current and former directors of Company and its Subsidiaries existing as of the Effective Date under any Company Benefit Plan, including any employment, change in control and severance agreements listed on Section 3.11(a) of the Company Disclosure Schedule to the extent each such agreement is not superseded by a subsequent agreement between Purchaser and such employee. Any years of service recognized for purposes of this Section 6.5 will be taken into account under the terms of any generally applicable severance policy of Purchaser or its Subsidiaries.

(c) At such time as employees of Company and its Subsidiaries become eligible to participate in a medical, dental or health plan of Purchaser or its Subsidiaries, Purchaser shall, to the extent reasonably practicable and available from its insurers, cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of Purchaser and (ii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such employee or dependent on or after the Effective Time to the extent such employee or dependent had satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the Effective Time.

(d) Company shall adopt such Board resolutions and take such other action as Purchaser may reasonably request to cause the 1st National Community Bank, Defined Contribution Plan (the “Plan”) to be terminated immediately prior to the Effective Time (the “Plan Termination Date”) and the accounts of all participants and beneficiaries in the Plan as of the Plan Termination Date to become fully vested as of the Plan Termination Date. As soon as practicable after the Effective Time, but in no event later than one year after the Plan Termination Date, Purchaser shall file or cause to be filed all necessary documents with the IRS for a determination letter that the termination of the Plan as of the Plan Termination Date will not adversely affect the Plan’s qualified status. Purchaser shall use its reasonable best efforts to obtain such favorable determination letter; including, but not limited to, adopting such amendments to the Plan as may be requested by the IRS as a condition to its issuance of a favorable determination letter. As soon as practicable following the receipt of a favorable determination letter from the IRS regarding the qualified status of the Plan upon its termination, the account balances in the Plan shall be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. The Surviving Company shall take all other actions necessary to complete the termination of the Plan, including filing a Final Form 5500, that arise after the Effective Time. Purchaser agrees, to the extent permitted by Applicable Law, to permit Plan participants who become employees of Purchaser and its Subsidiaries to roll over their account balances in the Plan and loans from the Plan to Purchaser’s 401(k) Plan, a defined contribution plan sponsored by Purchaser (“Purchaser’s 401(k) Plan”). Notwithstanding anything in Section 6.5(b) to the contrary, employees of Company or its Subsidiaries who continue in employment with the Surviving Company following the Effective Time shall be eligible as of the Effective Time to participate in Purchaser’s 401(k) Plan.

(e) Prior to the Effective Date, Company shall adopt such Board resolutions and take such other action as Purchaser may reasonably request to freeze eligibility and contributions to the Tri-State 1st Banc, Inc. Employee Stock Ownership Plan (the “ESOP”) effective immediately prior to the Effective Time (the “ESOP Freeze Date”), to fully vest as of the ESOP Freeze Date the accounts of all participants and beneficiaries in the ESOP as of the ESOP Freeze Date, to convert the ESOP into a profit sharing plan effective as of the ESOP Freeze Date and to terminate the ESOP as of the later of the ESOP Freeze Date and the date that is 30 days after the latest date of any regulatory approval of any corrective action taken pursuant to Section 6.5(f) (the “ESOP Termination Date”). As soon as practicable after the ESOP Termination Date, Purchaser or the Surviving Company shall file or cause to be filed all necessary documents with the IRS for a determination letter that the termination of the ESOP as of the ESOP Termination Date will not adversely affect the ESOP’s qualified status. Purchaser or the Surviving Company shall use its reasonable best efforts to obtain such favorable determination letter; including, but not limited to, adopting such amendments to the ESOP as may be requested by the IRS as a condition to its issuance of a favorable determination letter. As soon as practicable following the receipt of a favorable determination letter from the IRS regarding the qualified status of the ESOP upon its termination, the account balances in the ESOP shall be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. The Surviving Company shall take all other actions necessary to complete the termination of the ESOP, including filing a Final Form 5500, that arise after the Effective Time. Purchaser agrees, to the extent permitted by Applicable Law, to permit ESOP participants who become employees of Purchaser and its Subsidiaries to roll over their account balances in the ESOP to Purchaser’s 401(k) Plan.

(f) Immediately prior to the Effective Time, Company shall, at the written request of Purchaser, freeze or terminate each Company Benefit Plan as is requested by Purchaser. Prior to the Effective Time, Company shall take appropriate corrective action, acceptable to Purchaser with regard to any plan deficit described in Section 3.11(c) of the Company Disclosure Schedule.

(g) Without limiting the generality of Section 9.10, the provisions of this Section 6.5 are solely for the benefit of the parties to this Agreement, and no current or former Employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Purchaser, Company or any of their respective affiliates; (ii) alter or limit the ability of Purchaser or any of its Subsidiaries (including, after the Closing Date, Company and its

Subsidiaries) to amend, modify or terminate any Company Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) to confer upon any current or former Employee, any right to employment or continued employment or continued service with the Purchaser or any of its Subsidiaries (including, following the Closing Date, Company and its Subsidiaries), or constitute or create an employment or other agreement with any Employee.

(h) Any employee of the Company who is not subject to a written employment or separation agreement and whose employment is terminated at or within six months following the Effective Time, whether because such employee’s position is eliminated or such employee is not offered or retained in comparable employment (a “Covered Employee”), will be entitled to a severance payment equal to two (2) weeks of such employee’s current base pay for each full year of such employee’s service with the Company, with a minimum benefit of four (4) weeks’ pay and a maximum benefit of twenty-six (26) weeks’ pay. This severance payment will be in lieu of participation by a Covered Employee in the Purchaser’s severance plan as in effect from time to time after the Effective Time. For the avoidance of doubt, for the purposes of determining the level of severance benefits, each Covered Employee shall be credited for service with Company only as provided in this Section 6.5.

6.6 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Company shall indemnify and hold harmless, to the full extent provided under the Company Articles and Company Regulations (including advancement of expenses as incurred) to the extent permitted under applicable Law including specifically 12 C.F.R. Part 359, each present and former director and officer (determined as of the Effective Time) of Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted before or after the Effective Time, including the transactions contemplated by this Agreement; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

(b) Subject to the following sentence, for a period of six years following the Effective Time, Purchaser will use its commercially reasonable efforts to provide director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of Company or any of its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events occurring at or before the Effective Time (including the transactions contemplated by this Agreement), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party as that coverage currently provided by Company; provided that in no event shall Purchaser be required to expend, on an annual basis, an amount in excess of 150% of the annual premiums paid as of the date hereof by the Company for any such insurance (the “Premium Cap”); provided, further, that if any such annual expense at any time would exceed the Premium Cap, then Purchaser will cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to the Premium Cap. At the option of Purchaser, in consultation with Company, prior to the Effective Time and in lieu of the foregoing, Purchaser or Company may purchase a tail policy for directors’ and officers’ liability insurance on the terms described in the prior sentence (including subject to the Premium Cap) and fully pay for such policy prior to the Effective Time.

(c) Any Indemnified Party wishing to claim indemnification under Section 6.6(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify Purchaser; provided that failure to so notify will not affect the obligations of Purchaser under Section 6.6(a) unless and to the extent that Purchaser is actually prejudiced as a consequence.

(d) The provisions of this Section 6.6 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives. If Purchaser or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Purchaser shall assume the obligations set forth in this Section 6.6.

6.7 No Solicitation.

(a) Except as set forth in Section 6.7(b), none of the Company nor any of its Subsidiaries shall, and each of them shall cause its respective officers, directors, employees, agents, investment bankers, financial advisors, attorneys, accountants and other retained representatives (each a “Representative”) not to, directly or indirectly (i) solicit, initiate, encourage, knowingly facilitate (including by way of providing information) or induce any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) any confidential or nonpublic information with respect to or in connection with, an Acquisition Proposal, (iii) take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend, or propose to approve, endorse or recommend any Acquisition Proposal or any agreement related thereto, (v) enter into any agreement contemplating or otherwise relating to any Acquisition Transaction or Acquisition Proposal (other than any confidentiality agreement required by Section 6.7(b)), (vi) enter into any agreement or agreement in principle requiring, directly or indirectly, Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or (vii) propose or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary in Section 6.7(a), if Company or any of its Representatives receives an unsolicited bona fide written Acquisition Proposal by any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) that did not result from or arise in connection with a breach of this Section 6.7 at any time prior to the Company Shareholders’ Meeting that the Board of Directors of Company has determined, in its good faith judgment (after consultation with Company’s financial advisors and outside legal counsel) to constitute or to be reasonably likely to result in a Superior Proposal, Company and its Representatives may take any action described in Section 6.7(a)(ii) above to the extent that the Board of Directors of Company has determined, in its good faith judgment (after consultation with Company’s outside legal counsel), that the failure to take such action would cause it to violate its fiduciary duties under applicable Law; provided, that, prior to taking any such action, Company has obtained from such Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) an executed confidentiality agreement containing terms substantially similar to, and no less favorable to Company than, the terms of the Confidentiality Agreement.

(c) As promptly as practicable (but in no event more than 24 hours) following receipt of any Acquisition Proposal or any request for nonpublic information or inquiry that would reasonably be expected to lead to any Acquisition Proposal, Company shall advise Purchaser in writing of the receipt of any Acquisition Proposal, request or inquiry and the terms and conditions of such Acquisition Proposal, request or inquiry, shall promptly provide to Purchaser a copy of the Acquisition Proposal, request or inquiry (including the identity of the Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) making the Acquisition Proposal and shall keep Purchaser promptly apprised of any related developments, discussions and negotiations (including providing Purchaser with a copy of all material documentation and correspondence relating thereto) on a current basis. Company agrees that it shall immediately provide to Purchaser any information concerning Company that may be provided (pursuant to Section 6.7(b)) to any other Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) in connection with any Acquisition Proposal which has not previously been provided to Purchaser.

(d) Notwithstanding anything herein to the contrary, at any time prior to the Company Shareholders’ Meeting, the Board of Directors of Company may withdraw its recommendation of the Merger Agreement,

thereby resulting in a Change in the Company Recommendation, if and only if (x) from and after the date hereof, Company has complied with Sections 6.3 and 6.7, and (y) the Board of Directors of Company has determined in good faith, after consultation with outside counsel, that the taking of such action is reasonably necessary in order for the Board of Directors of the Company to comply with fiduciary duties under applicable Law; provided, that the Board of Directors of Company may not effect a Change in the Company Recommendation unless:

(1) Company shall have received an unsolicited bona fide written Acquisition Proposal and the Board of Directors of Company shall have concluded in good faith (after consultation with Company’s financial advisors and outside legal counsel) that such Acquisition Proposal is a Superior Proposal, after taking into account any amendment or modification to this Agreement agreed to or proposed by Purchaser;

(2) Company shall have provided prior written notice to Purchaser at least five (5) Business Days in advance (the “Notice Period”) of taking such action, which notice shall advise Purchaser that the Board of Directors of Company has received a Superior Proposal, specify the material terms and conditions of such Superior Proposal (including the identity of the Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) making the Superior Proposal);

(3) during the Notice Period, Company shall, and shall cause its financial advisors and outside counsel to, negotiate with Purchaser in good faith (to the extent Purchaser desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and

(4) the Board of Directors of Company shall have concluded in good faith (after consultation with Company’s financial advisors and outside legal counsel) that, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications offered or agreed to by Purchaser, if any, that such Acquisition Proposal continues to constitute a Superior Proposal.

If during the Notice Period any revisions are made to the Superior Proposal and such revisions are material, Company shall deliver a new written notice to Purchaser and shall again comply with the requirements of this Section 6.7(d) with respect to such new written notice, except that the new Notice Period shall be two (2) Business Days. In the event the Board of Directors of Company does not make the determination referred to in clause (4) of this paragraph and thereafter seeks to effect a Change in the Company Recommendation, the procedures referred to above shall apply anew and shall also apply to any subsequent Change in the Company Recommendation.

(e) Company and its Subsidiaries shall, and shall cause their respective Representatives to, (i) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal; (ii) request the prompt return or destruction of all confidential information previously furnished in connection therewith; and (iii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Acquisition Proposal to which it or Company or any of its Subsidiaries or Representative is a party, and enforce the provisions of any such agreement.

(f) Nothing contained in this Agreement shall prevent Company or its Board of Directors from making any disclosure to Company shareholders if Company’s Board of Directors (after consultation with outside counsel) concludes that its failure to do so would cause it to violate its fiduciary duties under applicable Law; provided, that this Section 6.7(f) will in no way eliminate or modify the effect that any action taken pursuant hereto would otherwise have under this Agreement.

(g) As used in this Agreement:

(i) “Superior Proposal” means any bona fide written Acquisition Proposal with respect to which the Board of Directors of Company determines in its good faith judgment to be more favorable to the Company than the Merger, and to be reasonably capable of being consummated on the terms proposed, after (i) receiving the advice of outside counsel and Boenning & Scattergood, Inc. or another nationally recognized investment banking firm and (ii) taking into account all material relevant factors (including the likelihood of consummation of such transaction on the terms set forth therein; any proposed changes to this Agreement that may be proposed by Purchaser in response to such Acquisition Proposal (whether or not during the Notice Period); and all material legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing)); provided, that for purposes of the definition of “Superior Proposal,” the references to “15%” and “85%” in the definitions of Acquisition Proposal and Acquisition Transaction shall be deemed to be references to “50%”; and

(ii) “Acquisition Proposal” means any proposal, offer, inquiry, or indication of interest (whether binding or non-binding, and whether communicated to Company or publicly announced to Company’s shareholders) by any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) (in each case other than Purchaser or any of its affiliates) relating to an Acquisition Transaction involving Company or any of its present or future consolidated Subsidiaries, or any combination of such Subsidiaries; and

(iii) “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition (whether direct or indirect, including by way of merger, share exchange, consolidation, business combination or other similar transaction) or purchase from Company by any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act), other than Purchaser or any of its affiliates, of 15% or more in interest of the total outstanding voting securities of Company or any of its Subsidiaries (measured by voting power), or any tender offer or exchange offer that if consummated would result in any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act), other than Purchaser or any of its affiliates, beneficially owning 15% or more in interest of the total outstanding voting securities of Company or any of its Subsidiaries (measured by voting power), or any merger, consolidation, share exchange, business combination or similar transaction involving Company pursuant to which the shareholders of Company immediately preceding such transaction would hold less than 85% of the equity interests in the surviving or resulting entity of such transaction (or, if applicable, the ultimate parent thereof) (measured by voting power); (ii) any sale or lease or exchange, transfer, license, acquisition or disposition of a business, deposits or assets that constitute 15% or more of the consolidated assets, business, revenues, net income, assets or deposits of Company; or (iii) any liquidation or dissolution of Company or any of its Subsidiaries.

6.8 Takeover Laws. No party will take any action that would cause the transactions contemplated by this Agreement, to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

6.9 Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than 15 days after the end of each calendar month ending after the date hereof, Company will furnish to Purchaser (a) consolidated financial statements (including balance sheets, statements of operations and stockholders’ equity) of Company or any of its Subsidiaries (to the extent available) as of and for such month then ended, (b) internal management reports showing actual financial performance against plan and previous period, and (c) to the extent permitted by applicable Law, any reports provided to Company’s Board of Directors or any committee thereof relating to the financial performance and risk management of Company or any of its Subsidiaries.

6.10 Notification of Certain Matters. Company and Purchaser will give prompt notice to the other of any fact, event or circumstance known to it that (a) individually or taken together with all other facts, events and circumstances known to it, has had or is reasonably likely to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII.

6.11 Shareholder Litigation. Company shall give Purchaser prompt notice of any shareholder litigation against the Company and/or its directors or affiliates relating to the transactions contemplated by this Agreement and shall give Purchaser the opportunity to participate at its own expense in the defense or settlement of any such litigation. In addition, no such settlement shall be agreed to without Purchaser’s prior written consent (such consent not to be unreasonably withheld or delayed).

6.12 Transition. Commencing following the date hereof, and in all cases subject to applicable Law, Company shall, and shall cause its Subsidiaries to, cooperate with Purchaser and its Subsidiaries to facilitate the integration of the parties and their respective businesses effective as of the Closing Date or such later date as may be determined by Purchaser. Without limiting the generality of the foregoing, from the date hereof through the Closing Date and consistent with the performance of their day-to-day operations and the continuous operation of Company and its Subsidiaries in the ordinary course of business, Company shall cause the employees, officers and representatives of Company and its Subsidiaries to use their commercially reasonable efforts to provide support, including support from its outside contractors and vendors, as well as data and records access, take actions and assist Purchaser in performing all tasks, including conversion planning, assisting in any required divestiture, equipment installation and training, the provision of customer communications and notices (including joint communications and notices relating to anticipated account changes, branch closures, divestiture and/or systems conversion, it being agreed that any notices of branch closures need not be provided more than 90 days in advance of the anticipated Closing Date), and other matters reasonably required to result in a successful transition and integration at the Closing or such later date as may be determined by Purchaser.

6.13 Voting Agreements. Company shall deliver on the date of this Agreement an executed Voting Agreement, in the form attached to this Agreement as Exhibit “B” (the “Voting Agreement”), from each member of the Company’s board of directors and each executive officer of Company.

6.14 Tax Representation Letters. Officers of Purchaser and the Company shall execute and deliver to Vorys, Sater, Seymour and Pease LLP, tax counsel to Purchaser, and Buchanan, Ingersoll & Rooney PC, tax counsel to Company, “Tax Representation Letters” substantially in the form agreed to by the parties and such law firms at such time or times as may be reasonably requested by such law firms, including at the time the Proxy Statement and Form S-4 filed with the SEC and at the Effective Time, in connection with such tax counsel’s delivery of opinions pursuant to Section 7.2(c) and Section 7.3(c) of this Agreement.

6.15 Continuity of Interest. Notwithstanding anything in this Agreement to the contrary, if either of the tax opinions referred to in Section 7.2(c) or 7.3(c) cannot be rendered (as reasonably determined by Vorys, Sater, Seymour and Pease LLP or Buchanan, Ingersoll & Rooney PC, respectively) as a result of the Merger potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then Purchaser shall increase the Stock Consideration (applying the closing price of shares of the Purchaser Common Shares on the last trading day prior to the Closing Date), and decreasing the Cash Consideration, to the minimum extent necessary to enable the relevant tax opinion to be rendered.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement, on substantially the terms and conditions set forth in this Agreement, shall have been approved by the requisite affirmative vote of the shareholders of Company entitled to vote thereon.

(b) Stock Exchange Listing. The shares of Purchaser Common Stock to be issued to the holders of Company Common Shares upon consummation of the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

(c) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other Law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.

(e) Regulatory Approvals. (i) All regulatory approvals from the Federal Reserve, the OCC and, if applicable, the FDIC, and (ii) any other regulatory approvals required to consummate the transactions contemplated by this Agreement, including the Merger and (unless otherwise determined by Purchaser) the Bank Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods referred to in clauses (i) or (ii), the “Requisite Regulatory Approvals”).

7.2 Conditions to Obligations of Purchaser and Merger Sub. The obligation of Purchaser and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Purchaser, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Company (other than the representations and warranties set forth in (i) Sections 3.2(a), 3.3(b), which shall be true and correct except to a de minimis extent (relative to Section 3.2(a) taken as a whole or Section 3.2(b) take as a whole), (ii) Sections 3.2(c), 3.3(a), 3.3(b)(i) and 3.7, which shall be true and correct in all material respects, and (iii) Sections 3.8(iii) and Section 3.10, which shall be true and correct in all respects) shall be deemed untrue or incorrect for purposes hereunder or under Section 8.1 as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Company, has had or would reasonably be expected to result in a Material Adverse Effect on Company; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.2(a) or Section 8.1 (other than in the immediately preceding parenthetical), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Purchaser shall have received a certificate signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of Company to the foregoing effect.

(b) Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Purchaser shall have received a certificate signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of Company to such effect.

(c) Tax Opinion. Purchaser shall have received an opinion of Vorys, Sater, Seymour and Pease LLP, dated the Closing Date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Vorys, Sater, Seymour and Pease LLP will be entitled to receive and rely upon the Tax Representation Letters.

(d) Executive Officer Retention. Purchaser and Stephen R. Sant shall have mutually agreed upon the terms under which Mr. Sant will continue employment with the Surviving Company generally in accordance with the terms and conditions described on the term sheet between Purchaser and Mr. Sant dated June 23, 2015.

(e) Regulatory Conditions. There shall not be any action taken or determination made, or any Law enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement, including the Merger and the Bank Merger, by any Governmental Entity, in connection with the grant of a Requisite Regulatory Approval or otherwise, which imposes any restriction, requirement or condition that, individually or in the aggregate, would, after the Effective Time, restrict or burden Purchaser or Surviving Company or any of their respective affiliates in connection with the transactions contemplated by this Agreement or with respect to the business or operations of Purchaser or Surviving Company that would have a material adverse effect on Purchaser, Surviving Company or any of their respective affiliates, in each case measured on a scale relative to Company.

(f) FIRPTA Affidavit. The Company shall have delivered to Purchaser an affidavit, under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulations Section 1.897-2(h).

7.3 Conditions to Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction or waiver by Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Purchaser (other than the representations and warranties set forth in (i) Section 4.3(a) and 4.3(b)(i), which shall be true and correct in all material respects, and (ii) Section 4.10 and 4.18, which shall be true and correct in all respects) shall be deemed untrue or incorrect for purposes hereunder or under Section 8.1 as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Purchaser, has had or would reasonably be expected to result in a Material Adverse Effect on Purchaser; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.3(a) or Section 8.1 (other than in the immediately preceding parenthetical), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Company shall have received a certificate signed on behalf of Purchaser by the Chief Executive Officer or the Chief Financial Officer of Purchaser to the foregoing effect.

(b) Performance of Obligations of Purchaser and Merger Sub. Purchaser and Merger Sub, as the case may be, shall have performed in all material respects all obligations required to be performed by either of them under this Agreement at or prior to the Effective Time, and Company shall have received a certificate signed on behalf of Purchaser and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of Purchaser to such effect.

(c) Tax Opinion. Company shall have received an opinion of Buchanan, Ingersoll & Rooney PC, dated the Closing Date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Buchanan, Ingersoll & Rooney PC will be entitled to receive and rely upon the Tax Representation Letters.

(d) Payment of Merger Consideration. Purchaser shall have caused Merger Sub to deliver the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide Company with a certificate evidencing such delivery.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder Approval:

(a) by mutual consent of Company and Purchaser in a written instrument authorized by the Boards of Directors of Company and Purchaser;

(b) by either Company or Purchaser, if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement;

(c) by either Company or Purchaser, if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d) by either Company or Purchaser (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the representations or warranties, or any failure to perform in all material respects any of the covenants or agreements, set forth in this Agreement on the part of Company, in the case of a termination by Purchaser, or on the part of the Purchaser, in the case of a termination by Company, which breach, either individually or in the aggregate with other breaches by such party, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2(a)-(c) or 7.3(a)-(c), as the case may be, and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(e) by Purchaser, if (i) at any time prior to the Effective Time, the Board of Directors of Company has (A) failed to recommend to the shareholders of Company that they give the Company Shareholder Approval; (B) effected a Change in the Company Recommendation, including by publicly approving, endorsing or recommending, or publicly proposing to approve, endorse or recommend, any Acquisition Proposal (other than this Agreement), whether or not permitted by the terms hereof, or resolved to do the same, or (C) materially breached its obligations under Section 6.3 or 6.7 hereof; or (ii) a tender offer or exchange offer for 15% or more of the outstanding shares of Company Common Shares is commenced (other than by Purchaser or a Subsidiary thereof), and the Board of Directors of Company recommends that the shareholders of Company tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) business day period specified in Rule 14e-2(a) under the Exchange Act; or

(f) by Purchaser or Company, if the approval of Company’s shareholders required by Section 7.1(a) shall not have been obtained at a duly held Company Shareholders’ Meeting (including any adjournment or postponement thereof.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.3, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination. In the event of termination of this Agreement by either Company or Purchaser as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Company,

Purchaser, any of their respective affiliates or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2, 8.3, 9.2, 9.3, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9, 9.10 and 9.11 shall survive any termination of this Agreement, and (ii) neither Company nor Purchaser shall be relieved or released from any liabilities or damages arising out of its Willful Breach of any provision of this Agreement. For purposes of this Agreement, “Willful Breach” means a material breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of the act would, or would reasonably be expected to, cause a breach of this Agreement.

8.3 Fees and Expenses.

(a) All fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) Notwithstanding the foregoing, if:

(i) (A) Either Company or Purchaser terminates this Agreement pursuant to 8.1(c) (without the Company Shareholder Approval having been obtained), Purchaser terminates pursuant to Section 8.1(d) (as a result of a Willful Breach by Company), or either Company or Purchaser terminates this Agreement pursuant to Section 8.1(f), and (B) prior to termination, there has been publicly announced an Acquisition Proposal or any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) shall have communicated to Company or its shareholders an Acquisition Proposal (whether or not conditional), or an intention (whether or not conditional) to make an Acquisition Proposal, and (C) within twelve months of such termination Company shall either (1) consummate an Acquisition Transaction or (2) enter into any definitive agreement relating to any Acquisition Transaction (but not including any confidentiality agreement required by Section 6.7(b) (an “Acquisition Agreement”)) with respect to an Acquisition Transaction or Acquisition Proposal, whether or not such Acquisition Transaction or Acquisition Proposal is subsequently consummated (but changing, in the case of (1) and (2), the references to the 15% and 85% amounts in the definition of Acquisition Transaction and Acquisition Proposal to 50%); or

(ii) Purchaser terminates this Agreement pursuant to Section 8.1(e);

then Company shall pay to Purchaser an amount equal to $500,000 (the “Termination Fee”). If the Termination Fee shall be payable pursuant to subsection (b)(i) of this Section 8.3, the Termination Fee shall be paid in same-day funds at or prior to the earlier of the date of consummation of such Acquisition Transaction or the date of execution of an Acquisition Agreement with respect to such Acquisition Transaction or Acquisition Proposal. If the Termination Fee shall be payable pursuant to subsection (b)(ii) of this Section 8.3, the Termination Fee shall be paid in same-day funds immediately upon delivery of the written notice of termination required by Section 8.1.

(c) The Parties acknowledge that the agreements contained in paragraph (b) of this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if Company fails to pay promptly any fee payable by it pursuant to this Section 8.3, then Company shall pay to Purchaser, Purchaser’s costs and expenses (including attorneys’ fees, costs and expenses) in connection with collecting such fee, together with interest on the amount of the fee at the prime rate of Citibank, N.A. from the date such payment was due under this Agreement until the date of payment.

8.4 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after the Company Shareholder Approval; provided, however, that after the approval of the Company shareholders and/or the Purchaser Shareholders, there may not be, without further approval of such shareholders who have already provided their approval, any amendment of this Agreement that requires further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., local prevailing time, at the Akron offices of Vorys, Sater, Seymour and Pease LLP, counsel to Purchaser, on a date to be specified by the parties (the “Closing Date”).

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.3 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	If to Company, to:

Tri-State 1st Banc, Inc.

16924 Saint Clair Avenue

East Liverpool, OH 43920

Attention: Stephen R. Sant

Facsimile: (330) 386-7452

with a copy (which shall not constitute notice) to:

Buchanan, Ingersoll & Rooney PC

One Oxford Centre

301 Grant Street, 20th Floor

Pittsburgh, PA 15219

Attention: Perry S. Patterson

Facsimile: (412) 562-1041

(b)	if to Purchaser, to:

Farmers National Banc Corp.

20 S. Broad St.

Canfield, OH 44406

Attention: Kevin J. Helmick

Facsimile: (330) 533-0451

with a copy (which shall not constitute notice) to:

Vorys, Sater, Seymour and Pease LLP

106 South Main Street, Suite 1100

Akron, Ohio 44308

Attention: J. Bret Treier

Facsimile: (330) 208-1066

9.4 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “Knowledge” with respect to the Company means the actual knowledge after reasonable inquiry of any of Company’s officers listed on Section 9.4 of the Company Disclosure Schedule and with respect to the Purchaser, means the actual knowledge after reasonable inquiry of any of Purchaser’s officers listed on Section 9.4 of the Purchaser Disclosure Schedule. When a reference is made in this Agreement to an affiliate of a Person, the term “affiliate” means those other Persons that, directly or indirectly, control, are controlled by, or are under common control with, such Person. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

9.5 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.6 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.7 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio applicable to contracts made and performed entirely within such state, without giving effect to its principles of conflicts of laws. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in any federal or state court located in Mahoning County, Ohio (which the parties expressly agree shall exclusively be the federal court for the Northern District of Ohio, or in the event (but only in the event) that such court does not have jurisdiction over such dispute, any court sitting in Mahoning County, Ohio). Each of the parties hereto submits to the exclusive jurisdiction of such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such suit, action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.8 Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.8.

9.9 Publicity. Neither Company nor Purchaser shall, and neither Company nor Purchaser shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement, or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the transactions contemplated by this Agreement without the prior consent (which shall not be unreasonably withheld or delayed) of Purchaser, in the case of a proposed announcement, statement or disclosure by Company, or Company, in the case of a proposed announcement, statement or disclosure by Purchaser; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by Law.

9.10 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party (which shall not be unreasonably withheld or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except for the provisions Section 6.6, which is intended to benefit each Indemnified Party and his or her heirs and representatives, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement.

9.11 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

9.12 Disclosure Schedule. Before entry into this Agreement, Company delivered to Purchaser a schedule (a “Company Disclosure Schedule”) and Purchaser has delivered to Company a schedule (a “Purchaser Disclosure Schedule”) that sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III or Article IV, as the case may be, or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect and (ii) the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect. For purposes of this Agreement, “Previously Disclosed” means information set forth by Company or Purchaser, as the case may be, in the applicable paragraph of its Company Disclosure Schedule or Purchaser Disclosure Schedule, respectively, or any other paragraph of its Company Disclosure Schedule or Purchaser Disclosure Schedule (so long as it is reasonably clear on the face of such disclosure that the disclosure in such other paragraph of its Company Disclosure Schedule or Purchaser Disclosure Schedule is also applicable to the section of this Agreement in question).

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

FARMERS NATIONAL BANC CORP.

By:	/s/ Kevin J. Helmick
	Name:	Kevin J. Helmick
	Title:	President and Chief Executive Officer

FMNB MERGER SUBSIDIARY, LLC

By:	/s/ Kevin J. Helmick
	Name:	Kevin J. Helmick
	Title:	President

TRI-STATE 1st BANC, INC.

By:	/s/ Stephen R. Sant
	Name:	Stephen R. Sant
	Title:	President and Chief Executive Officer

EXHIBIT A

AGREEMENT OF MERGER

This agreement of merger (this “Bank Merger Agreement”), dated as of June 23, 2015, is by and between 1st National Community Bank (“1st National Community Bank”) and The Farmers National Bank of Canfield (“Farmers Bank”). All capitalized terms used herein but not defined herein shall have the respective meanings assigned to them in the Agreement and Plan of Merger (the “Prior Merger Agreement”) dated as of June 23, 2015, between Farmers National Banc Corp. (“FMNB”), FMNB Merger Subsidiary, LLC (“Merger Sub”) and Tri-State 1st Banc, Inc. (“Tri-State”).

WlTNESSETH:

WHEREAS, 1st National Community Bank is a national banking association and a wholly owned subsidiary of Tri-State, with, as of March 31, 2015, a capital of $2,583,750, divided into 205,400 shares of common stock, each of $6.25 par value, surplus of $2,610,750, and undivided profits, including capital reserves, of $8,130,181; and

WHEREAS, Farmers Bank is a national banking association and a wholly owned subsidiary of FMNB, with, as of March 31, 2015, a capital of $2,711,695, divided into 542,339 shares of common stock, each of $5.00 par value, surplus of $31,020,267, and undivided profits, including capital reserves, of $76,486,733; and

WHEREAS, FMNB, Merger Sub and Tri-State have entered into the Prior Merger Agreement, pursuant to which Tri-State will merge with and into Merger Sub (the “Prior Merger”); and

WHEREAS, 1st National Community Bank and Farmers Bank desire to merge on the terms and conditions herein provided immediately following the effective time of the Prior Merger.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:

1. The Bank Merger. Subject to the terms and conditions of the Prior Merger Agreement and this Bank Merger Agreement, at the Effective Time (as defined in Section 2), 1st National Community Bank shall merge with and into Farmers Bank (the “Bank Merger”) under the laws of the United States. Farmers Bank shall be the surviving bank of the Bank Merger (the “Surviving Bank”).

2. Effective Time. The Bank Merger shall become effective on the date, and at the time (the “Effective Time”), specified in the Bank Merger approval to be issued by the Office of the Comptroller of the Currency (the “OCC”).

3. Charter; Bylaws. The Charter and Bylaws of Farmers Bank in effect immediately prior to the Effective Time shall be the Charter and Bylaws of the Surviving Bank, until altered, amended or repealed in accordance with their terms and applicable law.

4. Name; Offices. The name of the Surviving Bank shall be “The Farmers National Bank of Canfield.” The main office of the Surviving Bank shall be the main office of Farmers Bank immediately prior to the Effective Time.

5. Directors and Executive Officers. Upon consummation of the Bank Merger, (i) the directors of Farmers Bank immediately prior to the Effective Time shall continue as directors of the Surviving Bank, and (ii) the executive officers of Farmers Bank immediately prior to the Effective Time shall continue as the executive officers of the Surviving Bank. Each of the directors and officers of the Surviving Bank immediately after the Effective Time shall hold office until his or her successor is elected and qualified in accordance with the charter and bylaws of the Surviving Bank or until his or her earlier death, resignation or removal.

6. Effects of the Merger. Upon consummation of the Bank Merger, and in addition to the effects set forth at 12 U.S.C. § 215c, the applicable provisions of the regulations of the OCC and other applicable law, (i) all assets of Farmers Bank and 1st National Community Bank as they exist at the Effective Time, shall pass to and vest in the Surviving Bank without any conveyance or other transfer; (ii) the Surviving Bank shall be considered the same business and corporate entity as each constituent bank with all the rights, powers and duties of each constituent bank and (iii) the Surviving Bank shall be responsible for all the liabilities of every kind and description, of each of Farmers Bank and 1st National Community Bank existing as of the Effective Time, all in accordance with the provisions of The National Bank Act.

7. Effect on Shares of Stock.

(a) Each share of Farmers Bank common stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding and shall consist of $2,711,695, divided into 542,339 shares of common stock, each of $5.00, and at the Effective Time, Farmers Bank shall have a surplus of $30,961,853, and undivided profits, including capital reserves, which when combined with the capital and surplus will be equal to the combined capital structures of Farmer Bank and 1st National Community Bank as stated in the recitals of this Agreement, adjusted however, for normal earning and expense (and if applicable purchase accounting adjustments) from March 31, 2015 until the Effective Time.

(b) At the Effective Time, each share of 1st National Community Bank capital stock issued and outstanding prior to the Bank Merger shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be canceled. Any shares of 1st National Community Bank capital stock held in the treasury of 1st National Community Bank immediately prior to the Effective Time shall be retired and canceled.

8. Procurement of Approvals. This Bank Merger Agreement shall be subject to the approval of FMNB, as the sole shareholder of Farmers Bank, and Tri-State, as the sole shareholder of 1st National Community Bank at meetings to be called and held or by consent in lieu thereof in accordance with the applicable provisions of law and their respective organizational documents. Farmers Bank and 1st National Community Bank shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and in the taking of any other action, and the satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Bank Merger on the terms provided herein, including without limitation the preparation and submission of such applications or other filings for the Bank Merger with the OCC as may be required by applicable laws and regulations.

9. Conditions Precedent. The obligations of the parties under this Bank Merger Agreement shall be subject to: (i) the approval of this Bank Merger Agreement by FMNB, as the sole shareholder of Farmers Bank, and Tri-State, as the sole shareholder of 1st National Community Bank, at meetings of shareholders duly called and held or by consent or consents in lieu thereof, in each case without any exercise of such dissenters’ rights as may be applicable; (ii) receipt of approval of the Bank Merger from all governmental and banking authorities whose approval is required; (iii) receipt of any necessary regulatory approval to operate the main office and the branch offices of 1st National Community Bank as offices of the Surviving Bank and (iv) the consummation of the Prior Merger pursuant to the Prior Merger Agreement at or before the Effective Time.

10. Additional Actions. If, at any time after the Effective Time, the Surviving Bank shall determine that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Bank its rights, title or interest in, to or under any of the rights, properties or assets of 1st National Community Bank acquired or to be acquired by the Surviving Bank as a result of, or in connection with, the Bank Merger, or (b) otherwise carry out the purposes of this Bank Merger Agreement, 1st National Community Bank and its proper officers and directors shall be deemed to have granted to the Surviving Bank an irrevocable power of attorney to (i) execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Bank and (ii) otherwise to carry out the purposes of this Bank Merger Agreement. The proper officers and directors of the Surviving Bank are fully authorized in the name of 1st National Community Bank or otherwise to take any and all such action.

11. Amendment. Subject to applicable law, this Bank Merger Agreement may be amended, modified or supplemented only by written agreement of Farmers Bank and 1st National Community Bank at any time prior to the Effective Time.

12. Waiver. Any of the terms or conditions of this Bank Merger Agreement may be waived at any time by whichever of the parties hereto is, or the shareholder of which is , entitled to the benefit thereof by action taken by the Board of Directors of such waiving party.

13. Assignment. This Bank Merger Agreement may not be assigned by either Farmers Bank or 1st National Community Bank without the prior written consent of the other.

14. Termination. This Bank Merger Agreement shall terminate upon the termination of the Prior Merger Agreement in accordance with its terms.

15. Governing Law. Except to the extent governed by federal law, this Bank Merger Agreement shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the State of Ohio without regard to the conflicts of law provisions thereof.

16. Counterparts. This Bank Merger Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

[Signature Page Follows.]

IN WITNESS WHEREOF, each of Farmers Bank and 1st National Community Bank has caused this Bank Merger Agreement to be executed on its behalf by its duly authorized officers.

THE FARMERS NATIONAL BANK OF CANFIELD

By:
Name: Kevin J. Helmick
Title: President

1st NATIONAL COMMUNITY BANK

By:
Name: Stephen R. Sant
Title: President

EXHIBIT B

VOTING AGREEMENT

June 23, 2015

Farmers National Banc Corp.

20 S. Broad St.

Canfield, OH 44406

Concurrently with the execution of this letter agreement (“Voting Agreement”), Farmers National Banc Corp., an Ohio corporation (“Farmers”), FMNB Merger Subsidiary, LLC, an Ohio limited liability company and a wholly owned subsidiary of Farmers (“Merger Sub”), and Tri-State 1st Banc, Inc., an Ohio corporation (“Tri-State”), are entering into an Agreement and Plan of Merger, of even date herewith (the “Merger Agreement”), whereby (i) Tri-State will merge with and into Merger Sub (the “Merger”); and (ii) shareholders of Tri-State will receive the Merger Consideration as set forth in the Merger Agreement, subject to the closing of the Merger. All defined terms used but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

A condition to Farmers’ obligations under the Merger Agreement is that I execute and deliver this Voting Agreement to Farmers.

Intending to be legally bound hereby, I irrevocably agree and represent as follows:

(a) As of the date of this Voting Agreement, I have, and at all times during the term of this Voting Agreement will have, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of, and good and valid title to, the number of common shares, no par value, of Tri-State (the “Tri-State Common Shares”), that is set forth on Appendix A hereto, and I hold stock options to acquire the number of Tri-State Common Shares set forth on Appendix A hereto. All of the securities listed on Appendix A are owned free and clear of any proxy or voting restriction, claims, liens, encumbrances and security interests and any other limitation or restriction whatsoever (including any restriction on the right to dispose of such securities). None of the securities listed on Appendix A are subject to any voting trust or other agreement or arrangement with respect to the voting rights of such securities.

(b) As of the date of this Voting Agreement, except for the securities set forth on Appendix A, I do not beneficially own any (i) shares of capital stock or voting securities of Tri-State, (ii) securities of Tri-State convertible into or exchangeable for shares of capital stock or voting securities of Tri-State or (iii) options or other rights to acquire from Tri-State any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Tri-State. The Tri-State Common Shares listed on Appendix A, together with all Tri-State Common Shares that I subsequently acquire during the term of this Voting Agreement, including through the exercise of any stock options, warrants or similar instruments, are referred to herein as the “Shares”.

(c) At the Company Shareholders’ Meeting and at any other meeting of Tri-State shareholders, however called, and on every action or approval by written consent of shareholders of Tri-State, I will vote or cause to be voted all of the Shares over which I have sole voting power, and I will use my best efforts to cause any Shares over which I share voting power to be voted in favor of (i) approval and adoption of the Merger Agreement and the transactions contemplated thereby, and (ii) any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes to approve the Merger Agreement. Determinations as to “sole” or “shared” voting power shall be made in accordance with Rule 13d-3 of the Exchange Act.

(d) During the term of this Voting Agreement, I will not, directly or indirectly, offer, sell, transfer, pledge, encumber or otherwise dispose of (collectively, “Transfer”) any Shares over which I have sole dispositive power (or any interest therein), and I will use my best efforts to not permit the Transfer of any Shares over which I have shared dispositive power (or any interest therein), except to the extent permitted by paragraph (g) hereof.

(e) I agree that Tri-State shall not be bound by any attempted sale of any Tri-State Common Shares over which I have sole voting and dispositive power, and Tri-State’s transfer agent shall be given appropriate stop transfer orders and shall not be required to register any such attempted sale, unless the sale has been effected in compliance with the terms of this Voting Agreement.

(f) I represent that I have the legal capacity to enter into this Voting Agreement, that I have duly and validly executed and delivered this Voting Agreement and that this Voting Agreement is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles; and further, that no consent of my spouse is necessary under any “community property” or other laws in order for me to enter into and perform my obligations under this Voting Agreement.

(g) Notwithstanding anything herein to the contrary, I may Transfer any or all of the Shares over which I have beneficial ownership to my spouse, ancestors or descendants; provided, however, that in any such case, prior to and as a condition to the effectiveness of such Transfer, each person to which any of such Shares or any interest in any of such Shares is or may be Transferred shall have executed and delivered to Farmers an agreement to be bound by the terms of this Voting Agreement.

I am signing this Voting Agreement solely in my capacity as a shareholder of Tri-State and/or as an optionholder, if I am such, and not in any other capacity, such as a director or officer of Tri-State or as a fiduciary of any trusts in which I am not a beneficiary. Notwithstanding anything herein to the contrary: (a) I make no agreement or understanding herein in any capacity other than in my capacity as a beneficial owner of Tri-State Common Shares and (b) nothing herein shall be construed to limit or affect any action or inaction by me or any of my representatives, as applicable, in serving on Tri-State’s Board of Directors or as an officer of Tri-State, in acting in my capacity as a director, officer or fiduciary of Tri-State.

This Voting Agreement shall terminate and be of no further force and effect concurrently with, and automatically upon, the earlier to occur of (a) the favorable vote of the Tri-State shareholders with respect to the approval of the Merger Agreement, (b) the Effective Time, (c) Farmers and I enter into a written agreement to terminate this Voting Agreement, or (d) any termination of the Merger Agreement in accordance with its terms, except that any such termination shall be without prejudice to Farmers’s rights if termination should arise out of my willful breach of any covenant or representation contained herein.

All notices and other communications in connection with this Voting Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile, with confirmation, mailed by registered or certified mail, return receipt requested, or delivered by an express courier, with confirmation, to the other party hereto at its addresses set forth on the signature page hereto.

This Voting Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. This Voting Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Voting Agreement.

I agree and acknowledge that Farmers may be irreparably harmed by, and that there may be no adequate remedy at law for, any violation of this Voting Agreement by me. Without limiting other remedies, Farmers shall have the right to seek to enforce this Voting Agreement by specific performance or injunctive relief. This Voting Agreement and all claims arising hereunder or relating hereto, shall be governed and construed and enforced in accordance with the laws of the State of Ohio, without giving effect to the principles of conflicts of law thereof. I hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any Ohio state court or the United States District Court for the Northern District of Ohio, in any action or proceeding arising out of or relating to this letter.

If any term, provision, covenant or restriction of this Voting Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Voting Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Voting Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

This Voting Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

[Remainder of page intentionally blank; signature page follows]

Very truly yours,

Print Name:

Address:

Facsimile:

Acknowledged and Agreed:

Farmers National Banc Corp.

By:
Kevin J. Helmick,
President and Chief Executive Officer

Address:	Farmers National Banc Corp.
20 S. Broad St.
Canfield, OH 44406

Dated: June 23, 2015

ANNEX C

June 23, 2015

Board of Directors

Tri-State 1st Banc, Inc.

16924 St. Clair Avenue

East Liverpool, OH 43920

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common shares, no par value (the “Company Common Shares”), and Series A Preferred Stock, no par value (the “Company Preferred Shares”), of Tri-State 1st Banc, Inc. (“TSOH”) of the Merger Consideration (as defined below) to be received by such holders in the proposed merger (the “Proposed Merger”) by and between TSOH and a wholly-owned subsidiary of Farmers National Banc Corp. (“FMNB”) as set forth in the Agreement and Plan of Merger, dated June 23, 2015 (the “Merger Agreement”). As detailed in the Merger Agreement, pursuant to the Proposed Merger, each Company Common Share and each Company Preferred Share, except for Company Common Shares and Company Preferred Shares owned directly by TSOH or FMNB (other than Trust Account Shares or DPC Shares) and Dissenting Shares (as those terms are defined in the Merger Agreement) will be converted, in the case of Company Common Shares, at the election of the holder thereof, into the right to receive $14.20 in cash or 1.747 shares of common stock, no par value, of FMNB, and, in the case of Company Preferred Shares that have not been converted into Company Common Shares, into the right to receive $13.60 in cash (collectively, the “Merger Consideration”).

In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performances, current financial positions and general prospects of FMNB and TSOH and reviewed certain internal financial analyses and forecasts prepared by the management of FMNB and TSOH, (ii) reviewed the Merger Agreement, dated June 23, 2015, (iii) reviewed and analyzed the stock market performance of FMNB and TSOH, (iv) studied and analyzed the consolidated financial and operating data of FMNB and TSOH, (v) reviewed the pro forma financial impact of the Proposed Merger on FMNB, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined by senior management of FMNB and TSOH, (vi) considered the financial terms of the Proposed Merger between FMNB and TSOH as compared with the financial terms of comparable bank and bank holding company mergers and acquisitions, (vii) met and/or communicated with certain members of FMNB’s and TSOH’s senior management to discuss their respective operations, historical financial statements and future prospects, and (viii) conducted such other financial analyses, studies and investigations as we deemed appropriate.

Our opinion is given in reliance on information and representations made or given by FMNB and TSOH, and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by FMNB and TSOH including financial statements, financial projections, and stock price data as well as certain information from recognized independent sources. We have not independently verified the information concerning FMNB and TSOH nor other data which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. We have assumed that all forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates and good faith judgments of the management of FMNB and TSOH as to their most likely future financial performance. We express no opinion as to any financial projections or the assumptions on which they are based. We have not conducted any valuation or appraisal of any assets or liabilities of FMNB or TSOH, nor have any such valuations or appraisals been provided to us. Additionally, we assume that the Proposed Merger is, in all respects, lawful under applicable law.

With respect to anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and financial and other information relating to the general prospects of FMNB and TSOH, we have

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assumed that such information has been reasonably prepared and reflects the best currently available estimates and good faith judgment of the management of FMNB and TSOH as to their most likely future performance. We have further relied on the assurances of management of FMNB and TSOH that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We have assumed that the allowance for loan losses indicated on the balance sheets of FMNB and TSOH is adequate to cover such losses; we have not reviewed loans or credit files of FMNB and TSOH. We have assumed that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party under the agreements will perform all of the covenants required to be performed by such party under the agreements, and that the conditions precedent in the agreements are not waived. We have assumed that the Proposed Merger will qualify as a tax-free reorganization for federal income tax purposes. Also, in rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the consummation of the Proposed Merger no conditions will be imposed that will have a material adverse effect on the combined entity or contemplated benefits of the Proposed Merger, including the cost savings and related expenses expected to result from the Proposed Merger.

Our opinion is based upon information provided to us by the management of FMNB and TSOH, as well as market, economic, financial and other conditions as they exist and can be evaluated only as of the date hereof and accordingly, it speaks to no other period. We have not undertaken to reaffirm or revise this opinion or otherwise comment on events occurring after the date hereof and do not have an obligation to update, revise or reaffirm our opinion. Our opinion does not address the relative merits of the Proposed Merger and the other business strategies that TSOH’s Board of Directors has considered or may be considering, nor does it address the underlying business decision of TSOH’s Board of Directors to proceed with the Proposed Merger. We were not asked to and did not solicit or explore other strategic alternatives to the Proposed Merger. We are expressing no opinion as to the value of the shares of FMNB common stock when issued to holders of outstanding TSOH common stock pursuant to the Merger Agreement or the prices at which the shares of FMNB common stock may trade at any time. Our opinion is for the information of TSOH’s Board of Directors in connection with its evaluation of the Proposed Merger and does not constitute a recommendation to the Board of Directors of TSOH in connection with the Proposed Merger or a recommendation to any shareholder of TSOH as to how such shareholder should vote or act with respect to the Proposed Merger. This opinion should not be construed as creating any fiduciary duty on Boenning & Scattergood, Inc.’s part to any party or person. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purpose, without our prior written consent, except that, if required by applicable law, this opinion may be referenced and included in its entirety in any filing made by TSOH or FMNB in respect to the Proposed Merger with the Securities and Exchange Commission; provided, however, any description of or reference to our opinion or to Boenning & Scattergood, Inc. be in a form reasonably acceptable to us and our counsel. We shall have no responsibility for the form or content of any such disclosure, other than the opinion itself.

Boenning & Scattergood, Inc., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, FMNB and TSOH or their respective affiliates. In the ordinary course of business, we may also actively trade the securities of FMNB and TSOH for our own account and for the accounts of customers and accordingly may at any time hold a long or short position in such securities.

We are acting as TSOH’s financial advisor in connection with the Proposed Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Proposed Merger. We will also receive a fee for rendering this opinion. Our fee for rendering this opinion is not contingent upon any conclusion

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that we may reach or upon completion of the Proposed Merger. TSOH has also agreed to indemnify us against certain liabilities that may arise out of our engagement. Boenning & Scattergood, Inc. has not had any material relationship with FMNB during the past two years in which compensation was received or was intended to be received as a result of the relationship between Boenning & Scattergood, Inc. and FMNB. Boenning & Scattergood, Inc., advised, and received compensation from, TSOH earlier in 2015 in connection with the sale of its MDH Investment Management subsidiary, but has otherwise provided no investment banking services to TSOH during the past two years in which compensation was received or was intended to be received. Boenning & Scattergood, Inc. may provide investment banking services to FMNB in the future, although as of the date of this opinion, there is no agreement to do so.

This opinion has been approved by Boenning & Scattergood, Inc.’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Proposed Merger by the officers, directors, or employees of any party to the Merger Agreement, or any class of such persons, relative to the compensation to be received by the holders of Company Common Shares and Company Preferred Shares in the Proposed Merger.

Based on, and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Company Common Shares and Company Preferred Shares pursuant to the Merger Agreement, is fair, from a financial point of view, to such holders.

Sincerely,

/s/ Boenning & Scattergood, Inc.

Boenning & Scattergood, Inc.

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